As filed with the Securities and Exchange Commission on December 23, 1997

                                                Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                HK SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

             Wisconsin                    8911                39-1766857
          (State or other           (Primary Standard      (I.R.S. Employer
          jurisdiction of              Industrial        Identification No.)
         incorporation or          Classification Code
           organization)                 Number)

                                   2855 S. James Drive
                              New Berlin, Wisconsin  53151
                                     (414) 860-7000
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 John W. Splude
                 Chairman, President and Chief Executive Officer
                                HK Systems, Inc.
                               2855 S. James Drive
                          New Berlin, Wisconsin  53005
                   (414) 860-7000   Facsimile:  (414) 860-7010
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

    John R. Kuhnmuench, Jr.      Patrick G. Quick         James J. Junewicz
    HK Systems, Inc.             Foley & Lardner          Mayer, Brown & Platt
    2855 S. James Drive          777 E. Wisconsin Avenue  190 South LaSalle St.
    New Berlin, Wisconsin 53151  Milwaukee, WI 53202      Chicago, IL 60606
    (414) 860-7000               (414) 271-2400           (312) 782-0600
    Fax: (414) 860-7010          Fax: (414)297-4900       Fax: (312)701-7711

                               __________________________

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                         ______________________________

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
        If this Form if filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                          ____________________________

                         CALCULATION OF REGISTRATION FEE

                                      Proposed Maximum
         Title of Each Class of      Aggregate Offering       Amount of
      Securities to be Registered         Price(1)         Registration Fee

    Common Stock, $.01 par value  .     $115,000,000           $33,925

   (1) Estimated in accordance with Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee pursuant to Section 6(b) hereunder and includes the proposed maximum aggregate offering price associated with shares deliverable upon exercise of options granted by a shareholder to the Underwriters to cover over-allotments.
                          ____________________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

        This Registration Statement contains two forms of prospectuses: (i) one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and (ii) one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all material respects except for the front cover page and the back cover page. The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus that differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, dated December 23, 1997

   PROSPECTUS
                                __________ Shares
                             [HK Systems, Inc. Logo]

                                  Common Stock
                           __________________________
      Of the ________ shares of Common Stock offered hereby, _______ are being sold by the Company and ________ are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. Of the shares of Common Stock offered, _________ shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), and _________ shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting."

      Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price
   will be between $      and $      per share.  See "Underwriting" for a
   list of the factors to be considered in determining the initial public offering price. Application will be made to list the Common Stock on the New York Stock Exchange under the symbol "HKS."
                           __________________________

   SEE "RISK FACTORS" BEGINNING ON PAGE _____ FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                           __________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATESECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    Underwriting                  Proceeds
                      Price to     Discounts and    Proceeds to   Selling
                      Public       Commissions(1)   Company(2)    Shareholders

   Per Share . . .    $00.00           $0.00         $00.00          $00.00
   Total(3)  . . .  $00,000,000     $0,000,000    $00,000,000      $00,000,000

   (1) The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2)  Before deducting expenses of the Offering payable by the Company,
        estimated at $         .
   (3)  Certain of the Selling Shareholders and the Company have granted the
        U.S. Underwriters a 30-day option to purchase up to       additional
        shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. Certain of the Selling Shareholders and the Company have granted the International
        Managers a similar option to purchase up to          additional
        shares of Common Stock to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
        Proceeds to Selling Shareholders will be $        , $          , $
              and $          , respectively.  The Company will not receive
        any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Underwriting" and "Principal and Selling
        Shareholders."     __________________________

      The Common Stock offered by this Prospectus is offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or
   about           , 1998.
                          ____________________________
   Lehman Brothers
                              Robert W. Baird & Co.
                                    INCORPORATED                  Furman Selz
                , 1998

      CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

      HK SYSTEMS, STOCKMASTER and VON GAL are registered trademarks of the Company. This Prospectus also refers to additional trademarks of the Company and trademarks of corporations other than the Company. See "Business--Intellectual Property and Other Proprietary Rights."

         AUTOMATED MATERIAL HANDLING & SUPPLY CHAIN MANAGEMENT SOLUTIONS

                   WORKING TOGETHER IN THREE TARGETED MARKETS

   [picture illustrating Integrated Systems services and products with the following text:]

   INTEGRATED SYSTEMS

   Integrated Systems provides solutions to complex material handling requirements of a wide array of businesses and industries. These solutions include the design, development, implementation and integration of customized software, manufactured and purchased material handling equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices.

   [picture illustrating Customer Services services and products with the following text:]

   CUSTOMER SERVICES

   Customer Services provides comprehensive aftermarket support for HK Systems' large installed base of automated material handling systems as well as the installed systems of competitors. Services includes modernization of system software, controls and equipment; replacement parts support; and around-the-clock customer services.

   [picture illustrating Logistics and Software Systems services and products with the following text:]

   LOGISTICS AND SOFTWARE SYSTEMS

   Logistics and Software Systems provides (i) advanced warehouse management systems ("WMS") software for both Windows/NT and UNIX operating systems that allow customers to manage the planning, scheduling, tracking and related logistics of the manufacturing and warehousing process, (ii) pallet and container loading software systems that assist customers in determining efficient ways to configure pallet and truck loads to maximize space utilization and (iii) customized logistics software for specific supply chain applications.

                                                [logo]


                  INTEGRATING SUPPLY CHAIN MANAGEMENT SOLUTIONS
                 FROM INITIAL CONCEPT THROUGH LIFE CYCLE SUPPORT

   [cutaway drawing of a combined manufacturing/warehouse/distribution facility, with different areas of the drawing representing or illustrating the Company's various services and products and the following narrative descriptions keyed to correspond to the appropriate portions of the drawing:]

   From initial concept and design to system implementation and ongoing customer support, HK Systems integrates automated material handling systems, provides related aftermarket support and develops and implements advanced WMS software to provide solutions that enable its customers to improve product quality, reduce inventory and delivery time and lower the overall costs of manufacturing and distribution.

   1. STOCKMASTER/R/ 2000 Warehouse Management Software Systems provide full warehouse management functionality that enables improved inventory control, increased efficiency and reduced delivery time.

   2. Loadbuilder/TM/ Pallet and Container Loading Software Systems configure pallet and truck loads to maximize space utilization and reduce shipping costs.

   3. HK Systems' high performance Automated Storage and Retrieval Machines (Unitload, Miniload, Microload and Powermast/R/) store and retrieve loads ranging from 50 to 100,000 pounds with accuracy, control and speed.

   4. With its state-of-the-art wireless inertial guidance systems, Eagle Technology/TM/ Automated Guided Vehicles transport loads up to 8,000 pounds at speeds of up to 200 feet per minute.

   5. Automated Electrified Monorail Systems efficiently transport materials ranging in size from compact discs to automobile bodies.

   6. Case and Pallet Conveyors are economical and reliable.

   7. Customized, high-speed Conveyor Sortation Systems sort even the most hard-to-handle products quickly, efficiently and reliably.

   8. Versatile von Gal/R/ Palletizers automatically stack a wide variety of packages on pallets according to customer specifications.

   9. Self-contained Totestacker/TM/ Systems place small parts at the point-of-use, maximizing operator productivity and accuracy.

   10. Utilizing portable terminals and bar code technology, STOCKMASTER/R/ 2000 directs operators and assigns tasks through real-time radio frequency communication to improve employee productivity and efficiency.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes no exercise of the over-allotment options granted to the Underwriters and (ii) is based on an assumed initial offering price of $_____ per share. All references herein to (a) "Common Stock" refer to the common stock, $.01 par value, of the Company and (b) "fiscal year," "year" and "fiscal" refer to the 52-week or 53-week period ending on the Saturday closest to October 31, unless the context otherwise requires.

                                   The Company

        HK Systems, Inc. ("HK Systems" or the "Company") is a leading provider of supply chain solutions. The Company develops, implements and supports integrated solutions to the complex material handling and supply chain needs of a wide array of industries. The Company's solutions enable its customers to implement advanced supply chain strategies to improve product quality, reduce inventory and delivery time and lower overall costs of manufacturing and distribution.

        The Company delivers its supply chain solutions through three principal activities. First, the Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices. The Company is a leading supplier of integration services for automated
   material handling systems in North America.   Second, the Company provides
   aftermarket services for owners of systems and equipment the Company has installed and for other customers. The Company's installed base of equipment and software systems, which numbers over 3,000, presents significant opportunities to expand its aftermarket business. Third, the Company develops and implements advanced software systems, including warehouse management systems ("WMS") for Windows/NT and UNIX operating environments and customized logistics software for specific supply chain applications. The Company believes it is one of the leading WMS software providers in North America.

        The Company's commitment to customer satisfaction, from the initial design of a system through implementation to ongoing support and maintenance, has enabled the Company to create strong customer relationships with leading U.S. corporations. The Company's customers include manufacturers, distributors, processors and retailers whose needs are as diverse as the warehousing of semi-conductors and the temporary storage and retrieval of automobile bodies for an assembly line. These customers include a diverse base of Fortune 500 companies and industry leaders, including American Airlines, Anheuser-Busch, Ball Foster Glass, Boeing, Caterpillar, Chrysler, The Coca-Cola Company, Coca-Cola Enterprises, Estee Lauder, Ford, Frito-Lay, Gillette, Hewlett-Packard, IBM, Kimberly-Clark, Lucent Technologies, Motorola, The New York Times, J.C. Penney, Philip Morris, Procter & Gamble, Sara Lee, Sony and United Airlines.

        The Company's services and products address the needs of large and growing markets for industrial technology. The Company believes sales of automated material handling systems, integration services and related aftermarket support in North America should exceed $2.0 billion in 1998 and will grow by 7% to 10% annually through the year 2000. The Company also estimates that the North American market for supply chain management ("SCM") software will be approximately $1.9 billion in 1998 and is currently growing at approximately 45% annually. The Company believes the growth of these markets will be driven by two principal trends. First, to respond to increasing customer demands for faster, more efficient and customized product delivery, more businesses are implementing practices that will increase the demand for integrated supply chain solutions. Such practices include demand-pull manufacturing systems (which rely on real-time sales information to coordinate and control manufacturing and distribution across the entire supply chain) as well as third-party distribution, mixed-load shipments and more frequent, smaller quantity deliveries. Second, as competition in many industries makes it increasingly difficult to achieve revenue growth, businesses are focusing more on reducing supply chain costs as a means of increasing profits. Companies are increasingly finding that, through the implementation of automated material handling and supply chain software systems and outsourcing of system maintenance, they can achieve improvements in through-put, reduce inventory and manpower levels, and rationalize supplier relationships.

        Services and products of HK Systems include (i) systems integration services that include both systems engineering (to conceptualize, design, computer simulate and implement automated material handling systems) and advanced software and controls (which automate equipment operation and provide real-time feedback with respect to equipment performance and materials processing); (ii) a broad range of automated material handling equipment such as automated storage and retrieval systems ("AS/RS"), automated guided vehicle systems ("AGVS"), automated electrified monorail systems ("AEMS"), palletizers, conveyors and sortation equipment; (iii) aftermarket services, including modernization and upgrades for automated material handling systems, replacement parts and maintenance outsourcing; and (iv) advanced supply chain software systems, including WMS and customized logistics software for specific supply chain applications.

   Strategy

      HK Systems intends to build upon its position as a market leader by capitalizing on its competitive strengths, which include (i) extensive internal resources, including a large and experienced engineering staff and diverse automated material handling equipment product line; (ii) proven project management and implementation skills that enable the Company to deliver turnkey integrated supply chain solutions on time, within specifications and budget; (iii) a large, diverse blue chip customer base that provides the Company with a source of recurring revenue; (iv) a large installed base and demonstrated aftermarket expertise that position the Company to further build its higher margin aftermarket business; and (v) a solid foundation from which to expand the Company's supply chain services and products.

      From its base of competitive strengths, HK Systems has developed a business strategy that includes the following elements:

      - Leverage the Company's large installed base and extensive customer relationships to grow supply chain software and aftermarket services revenues;

      - Maintain its focus on providing fully integrated supply chain solutions for complex material handling needs;

      - Expand supply chain services and products offerings through selective acquisitions and internal development; and

      - Complete integration and continue to improve profitability of acquired businesses.

   History

        The Company was formed in October 1993 when its senior management team ("Management") led the acquisition of Harnischfeger Engineers, Inc., the systems integration business that Harnischfeger Industries, Inc. began in 1969 (the "HEI Acquisition"). Management's objective was to develop the preeminent, single-source provider of automated material handling systems and WMS software. In February 1995, the Company purchased the business of Eaton-Kenway, Inc., a wholly-owned subsidiary of Eaton Corporation, gaining advanced AGVS technology and equipment and replacement parts manufacturing capability (the "Eaton-Kenway Acquisition"). In November 1996, the Company acquired the Material Handling Systems and VantageWare software divisions of Western Atlas Inc., formerly a part of the Litton Automation Group of Litton Industries, providing it with recognized conveyor, palletizer and sortation equipment product lines (the "Western Atlas Acquisition"). Through these acquisitions, the Company assembled an installed base of integrated, automated material handling systems that the Company believes is one of the largest in North America. The Company also achieved a higher level of control over the marketing, design and implementation of the critical supply chain solutions it was already providing to its customers and, in the process, added qualified and experienced engineering, project management and other personnel.

        The Company's principal executive offices are located at 2855 S. James Drive, New Berlin, Wisconsin 53151 and its telephone number is (414) 860-7000.

                                  The Offering

    Common Stock offered by the Company   . . .   _________(1)

    Common Stock offered by the Selling
    Shareholders  . . . . . . . . . . . . . . .   _________(1)

       Total Common Stock offered . . . . . . .   _________(1)(2)

    Common Stock outstanding immediately after    _________(1)
       the Offering . . . . . . . . . . . . . .

    Use of Proceeds . . . . . . . . . . . . . .   To repay indebtedness and
                                                  to pay accrued dividends
                                                  on preferred stock.

    Proposed New York Stock Exchange Symbol . .   HKS

   ________________
   (1) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting."
   (2) Excludes (i) Common Stock issuable upon the exercise of options outstanding under the HK Systems, Inc. 1993 Executive Stock Option Plan (the "1993 Plan") which as of October 31, 1997 aggregated 1,063,800 shares issuable at a weighted average exercise price of approximately $2.23 per share; (ii) an aggregate of ________ shares of Common Stock reserved for future grants or purchases pursuant to the HK Systems, Inc. 1997 Stock Plan for Outside Directors (the "Directors Plan"); and (iii) outstanding warrants to purchase approximately ______ shares of Common Stock at 115% of the initial public offering price. See "Management--Stock Option Plan" and "Description of Capital Stock--Warrants."

                             SUMMARY FINANCIAL DATA
                      (In thousands, except per share data)

      Set forth below is certain summary historical and pro forma consolidated financial data for the years ended and as of the dates indicated. The historical data is derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements and related notes thereto and "Management's Discussion of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus. The pro forma financial data has been derived from Summary Pro Forma Consolidated Financial Data included elsewhere in this Prospectus.


                                                                                       Year Ended October 31,
                                                                               1995 (1)           1996             1997 (1)
    Statement of Income Data:
    Net revenues:
     Integrated systems   . . . . . . . . . . . . . . . . . . . . .            $70,689           $87,150            $163,472
     Customer services  . . . . . . . . . . . . . . . . . . . . . .             40,501            49,792              65,200
     Logistics and software systems   . . . . . . . . . . . . . . .             15,413            13,143              17,478
                                                                               -------           -------            --------
      Total net revenues  . . . . . . . . . . . . . . . . . . . . .            126,603           150,085             246,150
      Gross profit  . . . . . . . . . . . . . . . . . . . . . . . .             18,077            26,731              52,504
    Selling, general & administrative expenses  . . . . . . . . . .             13,492            16,255              34,019
    Amortization of goodwill  . . . . . . . . . . . . . . . . . . .              1,033             1,225               1,684
      Income from operations  . . . . . . . . . . . . . . . . . . .              3,552             9,251              16,801
    Interest expense  . . . . . . . . . . . . . . . . . . . . . . .              3,108             3,545               5,570
    Income before income taxes  . . . . . . . . . . . . . . . . . .                622             5,715              11,311
      Net income (loss) applicable to common shareholders   . . . .             (1,094)            2,115               5,841
      Primary and fully diluted net income (loss) per share of
      common stock  . . . . . . . . . . . . . . . . . . . . . . . .              (0.40)             0.36                0.77
    Pro Forma Data (2):
    Net income applicable to common shareholders  . . . . . . . . .                 NA                NA               8,735
    Primary and fully diluted net income per share of
      common stock . . . . . . . . . . . . . . . . . . . . . . . .                  NA                NA                 [ ]

    Other Data:
    Capital expenditures  . . . . . . . . . . . . . . . . . . . . .              1,429             3,145               4,086
    Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . .              2,851             3,852               5,224
    EBITDA (3)  . . . . . . . . . . . . . . . . . . . . . . . . . .              9,271            15,994              27,044
    Backlog (at end of years) . . . . . . . . . . . . . . . . . . .             89,871            97,218              85,654

                                                                                         As of October 31, 1997

                                                                                                                      Pro Forma
                                                                               Actual            Pro Forma (2)       As Adjusted
    Balance Sheet Data:
    Total assets  . . . . . . . . . . . . . . . . . . . . . . . . .           $131,361          $131,361            $131,361
    Total debt  . . . . . . . . . . . . . . . . . . . . . . . . . .             51,960            69,075              23,325
    Redeemable preferred stock  . . . . . . . . . . . . . . . . . .             18,068                 -                   -
    Total shareholders' equity  . . . . . . . . . . . . . . . . .                3,522             5,064              50,814
   ____________________

   (1)  On February 13, 1995, the Company consummated the Eaton-Kenway Acquisition.  On November 15, 1996, the Company
        consummated the Western Atlas Acquisition.  Operating results of the acquired businesses are included in the Company's consolidated operations from the respective dates of acquisition.
   (2)  The pro forma statement of income data give effect to (i) the conversion of the Company's Class B Cumulative Redeemable
        Preferred Stock ("Class B Preferred Stock") into common stock of the Company and the reclassification of all common stock of the Company into Common Stock simultaneous with the Offering (the "Conversion"); (ii) the establishment of the HK
        Systems, Inc. Employee Stock Ownership Plan ("ESOP") and stock repurchases and other transactions in connection with the establishment of the ESOP in December 1997 and January 1998 (the "ESOP Transactions" and, together with the Conversion, the "Recapitalization"); and (iii) the Offering and the application of the Company's net Offering proceeds to repay certain indebtedness and Class B Preferred Stock accrued dividends.  The pro forma balance sheet data give effect to the
        Recapitalization.  See "Summary Pro Forma Consolidated Financial Data".
   (3)  EBITDA is defined as income (loss) before taxes plus fixed charges.  Fixed charges consist of interest, depreciation and amortization.  EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.  EBITDA is a performance measure in the Company's primary debt financing instrument.


                                  RISK FACTORS

      In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

      Fluctuations in Operating Results; Effects of Large Contracts. The revenues associated with an individual contract for certain of the Company's services and products can exceed several million dollars. Therefore, a relatively small number of contracts can represent a significant percentage of the Company's revenues and profits in any one period, and a relatively small reduction in the number of large contracts can have a material adverse effect on the Company's revenues and profits in any one quarter or fiscal year. As a result, the Company's operating results can vary significantly from quarter to quarter due to the uncertain timing associated with customers' awards of contracts to the Company and other factors out of the Company's control. In addition, due to the nature of the Company's contracts, and the fact that such contracts account for a substantial portion of the Company's revenues, the Company must continually rebuild its revenue base by adding significant new contracts. Further, cost overruns or other difficulties in implementing a single large contract could have a material adverse effect on the Company's revenues and profits in any particular period.

      Historically, single customers or a small group of customers have represented a large percentage of the Company's revenues for a particular fiscal year due to the revenues that are associated with large contracts with those customers. For example, for fiscal 1997 and 1996, two customers together accounted for 23% and 24% of the Company's total revenues, respectively, pursuant to seven principal contracts in fiscal 1997 and five principal contracts in fiscal 1996. One customer accounted for approximately 13% and 15% of the Company's total revenues for fiscal 1997 and 1996, respectively. The loss of any large customer could have a material adverse effect on the Company's business, operating results or financial condition. In addition, there can be no assurance that the Company will continue to be able to attract such customers in future years.

      Risks Associated with Fixed Price Contracts. A substantial portion of the Company's projects are performed on a fixed price basis, and contracts related to these projects generally have performance requirements that the Company must satisfy. The cost of satisfying the performance requirements of any particular contract may vary from the amount the Company originally estimated due to a variety of factors, including unforeseen events, changes in job conditions and variations in labor and equipment productivity over the term of the contract. As a result, the revenue and profit realized on a fixed price contract can vary from estimated amounts. Such variations can be material and may result in the Company experiencing losses on projects, which in turn could have a material adverse effect on the Company's business, operating results or financial condition in any quarter or fiscal year.

      Competition. Certain of the Company's markets are highly competitive. The Company faces competition from a number of different companies, especially in the SCM software market. Certain of the Company's competitors are large and have significant financial, marketing and technical resources. In addition, the Company may encounter competition from new market entrants. There can be no assurance that the Company will be able to continue to compete successfully in its markets in the future.

      Future Acquisitions. The Company believes the consummation of one or more acquisitions is essential for the Company to achieve its strategic goals, especially in the area of SCM software. Future acquisitions may be large, and there can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates on acceptable terms or that the Company will effectively and profitably integrate into the Company any business it may acquire in the future. Moreover, additional indebtedness incurred to pay for such acquisitions could adversely effect the Company's liquidity and financial stability, and Common Stock issued to effect acquisitions could result in dilution to the Company's shareholders.

      Rapid Technological Change and New Product Introduction. The markets for the Company's software products are characterized by rapidly changing technologies, evolving industry standards, changes in customer requirements and frequent new product introductions, applications and enhancements. The introduction by competitors of products embodying new technologies and the emergence of new industry standards could adversely affect the Company's ability to sell its software applications. By continually developing enhancements for its software products, competitors have developed, or are in the process of developing, products that may offer features similar or superior to the Company's current software products. The Company expects that the continued development of software products by competitors will require that the Company develop new and/or enhanced applications on an ongoing basis to meet the demands of these markets. However, there can be no assurance that the Company will be able to continue to develop and introduce new and/or enhanced products or to respond otherwise appropriately to changing customer needs.

      Risks Associated with Percentage of Completion Accounting. As required by generally accepted accounting principles, the Company uses the percentage of completion method of accounting under which it recognizes contract revenues generally based on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when determined. This method is subjective, as revenue and profit recognition are dependent on the use of management estimates of a project's total costs and its ongoing progress towards completion. The Company reviews its contract estimates as work progresses and makes any necessary adjustments on a current basis, which may result in a reduction or elimination of previously reported contract profits. Thus, depending on the size of a project, variations from estimated contract performance could have a material adverse effect on the Company's operating results for any quarter or fiscal year.

      Dependence on Key Personnel. The Company's future success will depend in large part upon the continued service of its highly qualified and experienced engineering, sales and senior management personnel. The loss of any of the Company's key senior management or its key engineering and sales personnel could have a material adverse effect on the Company's business, operating results or financial condition. The Company currently maintains a limited amount of life insurance on its CEO and other members of senior management. The Company actively recruits qualified personnel with industry experience as well as advanced engineering degrees displaying a potential to contribute to the future development of software, controls and equipment. Competition for such personnel is intense; therefore, there can be no assurance that the Company will experience continued success in the recruitment or retention of qualified engineering, sales and managerial personnel in the future.

      Liability Associated with Services and Products. Inherent in the sale of the Company's services and products is the potential for the Company to be liable for consequential or incidental damages that a customer incurs as a result of the failure of the Company's product to perform as required. An award of consequential or incidental damages could have a material adverse effect on the Company's business, operating results or financial condition. The Company attempts to limit its exposure to liability for such consequential or incidental damages through terms and conditions contained in warranties and customer contracts. However, these limitations may be modified or limited based on individual customer requirements, and there can be no assurance that such terms or conditions may be enforceable in each state or other jurisdiction in which the Company does business.

      Litigation Relating to Assumed Eaton-Kenway Contract.   As part of the
   February 13, 1995 Eaton-Kenway Acquisition, the Company assumed a contract dated July 1, 1992 between Eaton-Kenway, Inc. ("Eaton-Kenway") and the Federal Reserve Bank of San Francisco (the "SF Fed") relating to the installation of a material handling system in two existing bank vaults (the "Fed Contract"). On April 7, 1995, the SF Fed filed a lawsuit (the "Fed Suit") against the Company, Eaton Corporation ("Eaton") and Eaton-Kenway, which remains a subsidiary of Eaton, alleging, among other things, a breach of the Fed Contract and seeking not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. The court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint. Although this order is subject to appeal after the entry of final judgement in the action, there can be no assurance that any such appeal would be successful. It is anticipated that a jury trial on the damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be scheduled in 1998. While the Company believes it has meritorious defenses in the Fed Suit, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Legal Proceedings."

      Intellectual Property. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company believes the foregoing measures afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Although the Company is not aware that any of its products infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results or financial condition.

      The Company resells certain software that it licenses from third parties. There can be no assurance that these third party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain or obtain any of these software licenses could result in delays or reductions in product implementation until equivalent software could be identified, licensed and integrated or independently developed by the Company, which could adversely affect the Company's business, operating results or financial condition.

      Potential for Undetected Errors in Customized Systems and Software. Implementing the Company's systems and software for automated material handling systems and its logistics software systems involves varying degrees of customization to meet each customer's specific needs. While the Company performs extensive testing of such customized systems and software, they may nonetheless be more prone to error than systems and software designed for general applications and previously implemented at other sites. Undetected errors may cause the Company to incur substantial costs to modify or repair a system and could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company's software applications, like software products in general, may contain undetected errors or "bugs" when current or enhanced versions are released which may cause delays in product introduction or contract performance, require design modifications or result in a loss of the product or substantial maintenance costs, any of which could adversely affect the Company's business, operating results or financial condition.

      Year 2000. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. To distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. As a result, computer systems and software programs used by many companies, including the Company and companies to whom the Company has provided its services and products, may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance, and Year 2000 issues could have a material adverse effect on the Company's business, operating results or financial condition due, among other things, to the following: (i) the Company has warranted, and may in the future warrant, to certain customers that its products will be Year 2000 compliant, and the failure of such products to be Year 2000 compliant would adversely affect the Company;
   (ii) because the Company relies on outside vendors to provide computer hardware components that the Company in turn sells to customers, and many of the Company's products and services are integrated or interface with other software systems of a customer at the time of initial installation or thereafter, to some degree Year 2000 compliance is beyond the Company's control; and (iii) the possibility that products that the Company uses in internal operations may not be Year 2000 compliant.

      Environmental Compliance. The Company is subject to various federal, state and local environmental laws, including, but not limited to, those governing air emissions, water discharges and the storage, handling, disposal and remediation of petroleum and hazardous substances. The Company may in the future incur material expenditures to ensure compliance with environmental laws. If environmental laws change or if there are unanticipated factual or regulatory developments, the amounts of future environmental expenditures could become material. Moreover, certain of the Company's facilities have been in operation for many years and, over such time, predecessor operators of such facilities may have generated and disposed of wastes that are or may be considered hazardous. Accordingly, it is possible that future environmental requirements or facts not currently known will require unanticipated efforts and expenditures that would have a material adverse effect on the Company's business, operating results or financial condition.

      Potential Cyclicality. The Company's business is likely to be affected by the state of the U.S. economy in general and by the varying cyclicality of the industries in which its customers participate. A downturn in the U.S. economy in general or in any industry the Company serves could have a material adverse effect on the Company's business, operating results or financial condition.

      Anti-Takeover Provisions; Company Control. The Company's Amended and Restated Articles of Incorporation and By-laws contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without shareholder approval, impose procedural requirements in connection with the calling of special meetings of shareholders, require advance notice for director nominations and certain other matters to be considered at meetings of shareholders, impose supermajority voting requirements on amendments to the By-laws and impose supermajority voting and "fair price" requirements on certain transactions. These provisions and the prohibition against certain business combinations and other provisions contained in the Wisconsin Business Corporation Law (the "WBCL") could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

      Upon the consummation of the Offering, Management and two institutional
   investors will in the aggregate own approximately [   %] of the
   outstanding Common Stock (approximately [   %] if the Underwriters' over-
   allotment options are exercised in full). Accordingly, if they act collectively, then Management and such investors may have the practical ability to elect the entire Board of Directors of the Company and to determine the outcome of certain other matters submitted to the Company's shareholders for approval. See "Principal and Selling Shareholders" and "Description of Capital Stock."

      Shares Eligible for Future Sales. Future sales of Common Stock by the Company or its existing shareholders could adversely affect the prevailing market price of the Common Stock. The Company, its officers and directors and the Selling Shareholders have entered into "lock-up" agreements with Lehman Brothers Inc. ("Lehman Brothers") whereby the Company, such officers and directors and the Selling Shareholders have agreed not to sell any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock for 180 days following the date of this Prospectus without the consent of Lehman Brothers, except in the case of the Company for shares delivered under certain compensation plans. After the expiration of such 180-day period, or earlier with the written consent of Lehman Brothers, approximately _________ shares of Common Stock will be eligible for sale by existing shareholders subject to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), including approximately _________ shares of Common Stock owned by shareholders, directors and officers of the Company that have been held in excess of requisite holding period under Rule 144 (measured with respect to participants in the ESOP from the date shares are allocated to their accounts), but are subject to resale volume limitations imposed under Rule
   144. Although holders of options to purchase 1,063,800 shares of Common Stock (as of October 31, 1997) that will become exercisable upon consummation of the Offering generally will not execute such lock-up agreements, it is the Company's current intent not to file a registration statement under the Securities Act with respect to such shares until the expiration of at least 180 days after the date of this Prospectus. Assuming the Company files a registration statement, such shares will be eligible for sale commencing immediately after an option is exercised. In addition, the ESOP holds 497,487 shares of Common Stock, approximately 78,548 of which have been allocated to employee accounts and the remainder of which are held for future allocation to employee accounts. The ESOP will distribute shares from time to time to ESOP participants, but currently only following their retirement or other termination of employment. Shares that the ESOP distributes may be freely traded without restriction under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

      Absence of a Prior Public Market for the Common Stock and Possible Volatility of Stock Prices. Prior to the Offering, there has been no public market for the Common Stock. The Company has applied to have the Common Stock listed on the New York Stock Exchange; however, there can be no assurance that an active trading market will develop or be sustained upon approval. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Underwriters, the Selling Shareholders and their representatives, and there can be no assurance that the market price of the Common Stock after the Offering will not fall below the initial public offering price. The market price of the Common Stock may be highly volatile depending on a number of factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

      Dilution. The initial public offering price will be substantially higher than the book value per share of Common Stock. Investors purchasing Common Stock in the Offering will therefore incur immediate and substantial dilution in net tangible book value per share. See "Dilution."

                                 DIVIDEND POLICY

      The Company has not paid cash dividends on its Common Stock. The Company currently anticipates that it will retain its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company is essentially prohibited by the current terms of its revolving credit facility from declaring or paying any dividends on or making any other distributions on any class or series of its capital stock other than dividends payable solely in its capital stock. The Company may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on its capital stock. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of Common Stock being offered by the Company in the Offering are estimated to be approximately $46 million based on the assumed public offering price $____ per share after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds to the Company of the Offering will be used to repay certain indebtedness as described below and to pay dividends on the Class B Preferred Stock accrued from October 31, 1997 through the consummation of the Offering. Such dividends, which accrue at a rate of approximately $94,000 per month, will be paid to certain of the Selling Shareholders. See "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation."

      The Company intends to repay all of the amounts the Company owes on a subordinated promissory note due in 2003, with a principal amount of $8.0 million that bears interest at a rate of 10% per annum through November 15, 1998, that the Company issued in 1996 to Western Atlas Inc. ("Western Atlas") in connection with the Western Atlas Acquisition. The Company also intends to repay a portion of the amount the Company owes to its banks pursuant to the Company's revolving credit facility. As of October 31, 1997, the Company owed approximately $34.0 million under this facility bearing interest at rates ranging from 7.06% to 8.5% per annum. In December 1997 and January 1998, the Company incurred additional indebtedness under this facility in connection with the ESOP Transactions as follows: (i) the Company borrowed approximately $6.5 million to repurchase 420,000 shares of common stock of the Company from a former employee to liquidate his interest after the employee exercised contractual "put" rights, of which the Company contributed 42,000 shares to the ESOP; and (ii) the Company borrowed approximately $4.7 million to pay accrued dividends on and redeem shares of Class D Cumulative Redeemable Preferred Stock of the Company ("Class D Preferred Stock") outstanding as of October 31, 1997 held by certain of the Selling Shareholders. See "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation."

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                 CAPITALIZATION

      The following table sets forth the total capitalization of the Company as of October 31, 1997 (i) on a pro forma basis to reflect the Recapitalization and the related changes in the Company's authorized capital and (ii) as adjusted to reflect the sale of _________ shares of Common Stock offered by the Company hereby (at an assumed public offering price of $_____ per share and after deducting the underwriting discounts and commissions and estimated offering expenses) and the application of the Company's net Offering proceeds to repay certain indebtedness and pay accrued dividends on Class B Preferred Stock. See "Summary Pro Forma Consolidated Financial Data," "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation" and "Use of Proceeds."


                                                             October 31, 1997

                                                   Pro Forma After         As Adjusted for
                                                 Recapitalization          the Offering
                                                                 (in thousands)
    Long-term debt:
     Revolving line of credit   . . . . . .              $45,075              $7,325
     Subordinated Promissory Note due 2003                 8,000                  --
     Subordinated Promissory Note due 2005                10,000               10,000
     Term Note relating to ESOP due 2002  .                6,000                6,000
                                                          ------               ------
       Total long-term debt . . . . . . . .               69,075               23,325
                                                          ------               ------
    Redeemable Preferred Stock:
     Class D Cumulative Redeemable
       Preferred Stock (2,000,000 shares
       designated; no shares issued and
       outstanding after Recapitalization)                     --                  NA

    Shareholders' equity:
     Preferred Stock, par value $.01 per
       share; 10,000,000 shares authorized;
       no shares issued and outstanding . .                    --                  --
     Common Stock, par value $.01 per
       share; 40,000,000 shares authorized;
       8,615,360 shares issued and
       outstanding after Recapitalization;
       _________ shares issued and
       outstanding after Offering (1) . . .                   86                  [86]
     Additional paid-in capital   . . . . .                14,547             [60,297]
     Treasury stock, at cost, 420,000
     shares of Common Stock   . . . . . . .                (6,458)             (6,458)
     Unearned compensation  . . . . . . . .                (6,000)             (6,000)
     Retained earnings  . . . . . . . . . .                 2,889               2,889
                                                          -------             -------
     Total shareholders' equity   . . . . .                 5,064              50,814
                                                          -------             -------
         Total capitalization . . . . . . .               $74,139             $74,139
                                                          =======             =======

   __________________

   (1) Does not include (a) outstanding options to purchase 1,063,800 shares of Common Stock and (b) outstanding warrants to purchase an aggregate of ________ shares of Common Stock (based on an assumed initial public offering price of $_____ per share).

                                    DILUTION

      The net tangible book value of the Company as of October 31, 1997 was $(34.3) million, or $(4.38) per outstanding share of Common Stock after giving effect to the Recapitalization. Net tangible book value per share represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding after giving effect to the Recapitalization. After giving effect to the sale of ____________ shares of Common Stock in the Offering at an assumed initial public offering price of $_____ per share and the application of the net proceeds therefrom (after deduction of estimated offering expenses), the pro forma net tangible book value as of October 31, 1997 would have been $11.5 million or $______ per share. This represents an immediate increase in net tangible book value of $_____ per share to existing shareholders and an immediate dilution of $______ per share to new investors purchasing shares in the Offering.

      The following table illustrates the per share dilution:

         Initial public offering price per
         share  . . . . . . . . . . . . . . .                   $[    ]
         Net tangible book value per share
          before the Offering   . . . . . . .            (4.38)
         Increase per share attributable to
          new investors  . . . . . . . . . . .           [ . ]
                                                         -----
         Pro forma net tangible book value per
          common share after the Offering   .                    [  . ]
                                                                 ------
         Dilution per share to new investors                    $[  . ]
                                                                 ======

        The following table sets forth, on an adjusted basis as of October 31, 1997, the differences in the number and percentage of shares of stock purchased, the amount and percentage of consideration paid and the average price per share that the Company's existing shareholders paid to the Company and that new investors purchasing shares in the Offering will pay at an assumed initial public offering price of $_____ per share (before deducting the underwriting discounts and commissions and estimated offering expenses):

                                    Number of       Percent                                      Average
                                     Shares        of Shares                                      Price
                                   Purchased      Purchased     Amount Paid      Percent        Per Share
    Existing shareholders . .       7,829,506        -%          $14,445,901       -%             $1.85
    New investors . . . . . .       [       ]        [   ]       [          ]     [    ]          [     ]
       Total  . . . . . . .         [       ]        [   ]       [          ]     [    ]          [     ]


      The above assumes no exercise of any stock options outstanding as of October 31, 1997 under the 1993 Plan. As of that date, there were options outstanding to purchase a total of 1,063,800 shares of Common Stock at an average exercise price of $2.23 per share. See "Management - Stock Option Plans." If all options outstanding as of that date had been exercised as of such date, then the dilution per share to new investors in the Offering
   would be $______.   The foregoing tables also exclude shares reserved for
   future grants or purchases pursuant to the Directors Plan. See "Management - Director Compensation and Stock Option Plans." New investors may experience further dilution to the extent that options are granted and exercised, or shares are otherwise issued under these Plans, at a price that does not exceed the initial public offering price.


                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth certain selected historical consolidated financial and other data for the Company and Predecessor as of and for each of the five years ended October 31, 1997. The historical consolidated financial and other data as of and for the four years ended October 31, 1997 were derived from the Consolidated Financial Statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The historical consolidated financial and other data as of and for the year ended October 31, 1993 have not been audited. In the opinion of the Company, the historical consolidated financial and other data of the Company as of and for the year ended October 31, 1993 include all adjusting entries necessary to present fairly the information set forth therein.

      The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus.

                                                                                (In thousands, except per share data)

                                             Predecessor (1)                                Company (1)
                                          Year ended October 31                        Year ended October 31,
                                                  1993                     1994        1995 (2)   1996     1997 (3)
   Statement of Income Data:
   Net revenues:
    Integrated systems   . . . . . . .             $93,404                 $67,886      $70,689   $87,150    $163,472
    Customer services  . . . . . . . .               9,965                  13,171       40,501    49,792      65,200
    Logistics and software systems   .               4,522                   6,674       15,413    13,143      17,478
                                                   -------                 -------      -------   -------     -------
     Total net revenues  . . . . . . .             107,891                  87,731      126,603   150,085     246,150
   Cost of sales . . . . . . . . . . .              97,330                  76,600      108,526   123,354     193,646
                                                   -------                 -------      -------   -------     -------
    Gross profit   . . . . . . . . . .              10,561                  11,131       18,077    26,731      52,504
   Selling expenses  . . . . . . . . .               6,469                   5,700        8,907     9,981      21,977
   General & administrative expenses .               5,053(4)                3,279        4,585     6,274      12,042
   Amortization of goodwill  . . . . .                   -                  $4,753(5)     1,033     1,225       1,684
                                                   -------                  -------     -------   -------     -------
    Income (loss) from operations  . .                (961)                 (2,601)       3,552     9,251      16,801
   Interest expense  . . . . . . . . .                 641(6)                1,683        3,108     3,545       5,570
   Other, net  . . . . . . . . . . . .                   -                    (109)        (178)       (9)        (80)
                                                   -------                  -------     -------   -------     -------
    Income (loss) before income taxes               (1,602)                 (4,175)         622     5,715      11,311
   Provision (credit) for income taxes                (467)                 (1,646)         398     2,288       4,051
                                                   -------                  -------     -------   -------     -------
    Net income (loss) before minority
     interest  . . . . . . . . . . . .              (1,135)                 (2,529)         224     3,427       7,260
   Minority interest expense (7) . . .                   -                     620          187       -           -
                                                   -------                  -------     -------   -------     -------
    Net income (loss) before dividends
     on preferred stock  . . . . . . .              (1,135)                 (3,149)          37     3,427       7,260
   Dividends on preferred stock  . . .                   -                     824        1,131     1,312       1,419
                                                   -------                  -------     -------   -------    --------
    Net income (loss) applicable to
     common shareholders   . . . . . .             $(1,135)                $(3,973)     $(1,094)   $2,115      $5,841
                                                   =======                  =======     ========  =======    ========
   Primary and fully diluted net
    income (loss) per share of common
    stock  . . . . . . . . . . . . . .                  NA                  $(1.84)      $(0.40)    $0.36       $0.77
                                                   =======                  =======     =======   =======    ========

   Other Data:
   Capital expenditures  . . . . . . .                $969                    $657       $1,429    $3,145      $4,086
   Depreciation  . . . . . . . . . . .               1,124                   1,657        2,851     3,852       5,224
   EBITDA (8)  . . . . . . . . . . . .                 163                   5,575        9,271    15,994      27,044
   Backlog (at end of years) . . . . .              53,577                  41,903       89,871    97,218      85,654


                                            As of October 31,                       As of October 31,
                                                  1993                     1994         1995(2)   1996     1997(3)
   Balance Sheet Data:

   Total assets  . . . . . . . . . . .             $50,491                 $53,381      $89,996   $90,789    $131,361
   Total debt  . . . . . . . . . . . .                   -                  14,000       34,000    28,000      51,960
   Minority interest (7) . . . . . . .                   -                  10,600            -       -           -
   Redeemable preferred stock  . . . .                   -                  10,800       15,828    16,948      18,068
   Total shareholders' equity  . . . .              18,987                  (3,512)      (4,434)   (2,319)      3,522

   _______________

   (1)  On October 29, 1993, the Company consummated the HEI Acquisition.  All financial data as of and for the year prior to acquisition are reflected exclusive of any purchase accounting adjustments.

   (2)  On February 13, 1995, the Company consummated the Eaton-Kenway Acquisition.  Operating results of the acquired business are included in the Company's consolidated operations from the date of acquisition.

   (3)  On November 15, 1996, the Company consummated the Western Atlas Acquisition.  Operating results of the acquired businesses are included in the Company's consolidated operations from the date of acquisition.

   (4)  Included in general & administrative expenses is a management fee charged by Harnischfeger Industries, Inc.
        ("Harnischfeger") for services performed by Harnischfeger on behalf of the Company. Such fees equaled two percent of revenues.

   (5)  Included in amortization of goodwill is $4,186 of purchased in-process software and development costs which resulted in a charge to income in the period of the HEI Acquisition.  See Note 3 to the Company's Consolidated Financial Statements.

   (6)  Balance represents a charge by Harnischfeger on intercompany equity advances.

   (7)  During 1994, the Company recognized as a minority interest certain Class A preferred stock of Harnischfeger Engineers,
        Inc. ("HEI") totaling $10,000 and Class C preferred stock of HEI totaling $600 held by Harnischfeger.  During 1995, the
        Class A preferred stock was converted into a subordinated promissory note, and the Class C preferred stock was redeemed.

   (8)  EBITDA is defined as income (loss) before taxes plus fixed charges.  Fixed charges consist of interest, depreciation and amortization.  EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.  EBITDA is a performance measure in the Company's primary debt financing instrument.


                  SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)

      Set forth below is certain unaudited summary pro forma consolidated financial data for the year ended and as of the dates indicated. The summary pro forma consolidated statement of income data for the year ended October 31, 1997 reflects the effects on the historical results of operations of the Company of the following transactions as if these transactions had occurred on November 1, 1996: (i) the Recapitalization and (ii) the Offering and the application of the proceeds to the Company from the Offering to repay certain indebtedness and pay accrued dividends on Class B Preferred Stock. The summary pro forma consolidated statement of balance sheet data as of October 31, 1997 reflects the effects of the Recapitalization and the Offering transactions as if they had occurred on October 31, 1997. The summary pro forma consolidated financial data does not purport to represent what the Company's results of operations would actually have been if such transactions in fact occurred as of such dates or results that may be attained in the future.

                                                                                 Year ended October 31, 1997

   Pro Forma Statement of Income Data:                                  Historical              Adjustments         Pro Forma
   Net revenues  . . . . . . . . . . . . . . . . . . . . .               $ 246,150              $        -         $ 246,150
   Gross profit  . . . . . . . . . . . . . . . . . . . . .                  52,504                       -            52,504
   Selling, general & administrative expenses  . . . . . .                  34,019                       -            34,019
   Amortization of goodwill  . . . . . . . . . . . . . . .                   1,684                       -             1,684
      Income from operations . . . . . . . . . . . . . . .                  16,801                       -            16,801
   Interest expense  . . . . . . . . . . . . . . . . . . .                   5,570                  (3,556) (a)        3,266
                                                                                                     1,252  (b)
   Income before income taxes  . . . . . . . . . . . . . .                  11,311                   2,304            13,615
   Provision for income taxes  . . . . . . . . . . . . . .                   4,051                     829  (c)        4,880
      Net income before dividends on preferred stock . . .                   7,260                   1,475             8,735
   Dividends on preferred stock  . . . . . . . . . . . . .                   1,419                  (1,419) (d)            -
      Net income applicable to common shareholders . . . .                   5,841                   2,894             8,735
      Primary and fully diluted net income per share of
      common stock . . . . . . . . . . . . . . . . . . . .                    0.77                                      [  ]

                                                                                As of October 31, 1997

   Pro Forma Balance Sheet Data:                                    Historical         Adjustments                 Pro Forma

   Cash and cash equivalents . . . . . . . . . . . .                  $    332           $45,750  (e)             $      332
                                                                                          (8,000) (a)
                                                                                         (37,750) (a)
   Total current assets  . . . . . . . . . . . . . .                    66,496                 -                      66,496
   Total assets  . . . . . . . . . . . . . . . . . .                   131,361                 -                     131,361

   Accrued liabilities . . . . . . . . . . . . . . .                    22,600              (589) (b)                 22,011
   Total current liabilities . . . . . . . . . . . .                    54,312              (589)                     53,723
   Long-term debt  . . . . . . . . . . . . . . . . .                    51,960            (8,000) (a)                 23,325
                                                                                         (37,750) (a)
                                                                                           4,657  (b)
                                                                                           6,458  (b)
                                                                                           6,000  (b)
   Mandatory redeemable preferred stock  . . . . . .                    18,068           (14,000) (f)                      -
                                                                                          (4,068) (b)
   Total liabilities . . . . . . . . . . . . . . . .                   127,839           (47,292)                     80,547
   Common stock  . . . . . . . . . . . . . . . . . .                        30                56  (f)                   [86]
   Additional paid-in capital  . . . . . . . . . . .                       603            45,750  (e)               [60,297]
                                                                                          13,944  (f)
   Treasury stock  . . . . . . . . . . . . . . . . .                         -            (6,458) (b)                 (6,458)
   Unearned compensation . . . . . . . . . . . . . .                         -            (6,000) (b)                 (6,000)
   Retained earnings . . . . . . . . . . . . . . . .                     2,889                 -                       2,889
   Total shareholders' equity  . . . . . . . . . . .                     3,522            47,292                      50,814
   Total liabilities and shareholders' equity  . . .                   131,361                 -                     131,361


   (a) In connection with the Offering and repayment of certain indebtedness, the Company would have incurred a reduction in interest expense on the following:

      (1)    $8,000 subordinated promissory
             note due to Western Atlas;
             interest rate at 10 percent               $    (800)

      (2)    $37,750 outstanding on revolving
             credit facility; average interest
             rate of 7.3 percent                          (2,756)
                                                       ---------
                                                        $ (3,556)
                                                       =========

   (b) In connection with the ESOP Transactions, the Company incurred additional indebtedness under its revolving credit facility as follows: (i) the Company borrowed $6,458 to repurchase 420,000 shares of common stock of the Company and (ii) the Company borrowed $4,657 to pay accrued dividends of $589 and redeem shares of Class D Redeemable Preferred Stock of $4,068. In addition, the Company borrowed $6,000 from its bank lenders under a term loan and loaned that amount to the ESOP. Additional interest expense related to the above is as follows:

      (1)    $6,000 term note due in December
             2002; average interest rate of
             7.3 percent:                                  $     438

      (2)    $11,115 draw on revolving credit
             facility; average interest rate
             of 7.3 percent:                                     814
                                                            --------
                                                          $    1,252
                                                            ========

   (c) Adjusts income taxes to reflect the above pro forma adjustments utilizing a combined federal and state rate of 36 percent.

   (d)  Represents the reduction in dividends paid on the following:

      (1)    Class B Preferred Stock; dividends
             accrue at a rate of 8.0 percent:             $   (1,120)

      (2)    Class D Preferred Stock; dividends
             accrue at a rate of 8.0 percent:                   (299)
                                                           ---------
                                                          $   (1,419)
                                                           =========

   (e) Represents amount of net proceeds associated with the sale of __________ shares of Common Stock with a par value of $0.01 offered by the Company.

   (f) Represents the conversion of 5,600,000 shares of Class B Preferred Stock with a stated amount of $14,000 to 5,600,000 shares of Common Stock at a par value of $0.01 per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   Overview

      The Company operates through three business units: (i) Integrated Systems designs, installs and integrates automated material handling systems and manufactures related automated material handling equipment;
   (ii) Customer Services provides aftermarket customer support, including modernization, service and parts; and (iii) Logistics and Software Systems develops and implements advanced software systems. Historically, the Company has grown through a combination of acquisitions and internal growth. The Company expects future internal growth to occur predominantly in the higher margin customer service and logistics and software systems businesses. Additionally, the Company will seek selective strategic acquisitions to enable the Company's logistics and software systems business to provide a broader range of SCM solutions.

      Background. The Company originated as an engineering division of Harnischfeger in 1969, and Management led the acquisition of the Company in October 1993 for a total purchase price of $45.0 million. In February 1995, the Company completed the Eaton-Kenway Acquisition for a total purchase price of $12.3 million. The acquired business contributed revenues of approximately $40.7 million in fiscal 1995. In November 1996, the Company consummated the Western Atlas Acquisition for a total purchase price of $42.6 million. The Western Atlas Acquisition contributed revenues of approximately $84.4 million in fiscal 1997. Each of these acquisitions was partially financed by the seller.

      Through the Eaton-Kenway and Western Atlas Acquisitions, the Company obtained, among other things, captive automated material handling equipment and replacement parts manufacturing capabilities, which ensure adequate levels of supply and enhance quality assurance, and significantly increased its installed base. While manufacturing is not the Company's primary focus, the Company believes it is a critical factor to maintain its systems integration leadership position and expand its customer service business.

      With each acquisition, the Company has incurred expenses to integrate the acquired business and focus it on the Company's strategies. In each case, the Company has downsized the acquired business, with a resulting decline from its previous revenue levels, to focus on higher margin business. During fiscal 1997, the Company discontinued unprofitable product lines and rationalized manufacturing capacity by closing two former Western Atlas plants and expanding one other plant. Currently, the Company is in the process of expanding an additional plant to accommodate increased workload. The Company continues to evaluate and remediate issues related to various Eaton-Kenway and Western Atlas projects, but has established reserves for potential losses that the Company believes are adequate.

      Revenue Recognition. Integrated Systems revenues are derived from the sale of automated material handling systems integration services and related equipment, software and controls. Customer Services revenues are derived from customer support and services, including modernization, service and replacement parts and maintenance outsourcing. Contracts for both units are typically fixed price with a duration of three months to two years. The Company recognizes revenues from these contracts on the percentage of completion accounting method, with the exception of spare parts, which are recognized upon shipment. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified. Generally, more than half of the revenues derived on a contract for an integration or modernization project occur during the second half of the project, as many of the outside equipment suppliers fabricate and deliver components to the job site and integration commences.

      Logistics and Software Systems revenues are derived from software license fees, modification and implementation fees, and services and maintenance fees; however, in many cases contracts also include cost for related hardware (such as computers and radio frequency telecommunications equipment) and implementation assistance. These contracts have a typical duration of three months to one year. Software license fee revenue is recorded, on a pro-rata basis, when the software has been delivered (which is generally considered to be at the completion of the first installation), the license agreement with the customer has been executed, and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting. Logistics and Software Systems revenues tend to be equally spread over the life of the contract because of their higher service content.

      Costs. Direct costs including material and other manufacturing-related costs and outside vendor costs for subcontracted equipment comprise the largest portion of the Company's cost of sales. Other direct costs consist primarily of compensation, related fringe benefits, other overhead costs and warranty support. Research and development and software development costs are expensed as incurred.

   Results of Operations

      The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from the Company's consolidated statements of income:

                                                      Year ended October 31,
                                                   1995         1996      1997
    Net revenues:
     Integrated systems   . . . . . .                56%          58%       66%
     Customer services  . . . . . . .                32           33        26
     Logistics and software systems                  12            9         8
                                                 ------       ------    ------
     Total net revenues                             100          100       100

    Cost of sales . . . . . . . . . .                86           82        79
                                                 ------       ------    ------
     Gross profit   . . . . . . . . .                14           18        21
    Selling expenses  . . . . . . . .                 7            7         9
    General & administrative expenses                 3            4         4
    Amortization of goodwill  . . . .                 1            1         1
                                                 ------       ------    ------
     Income from operations   . . . .                 3%           6%        7%
                                                 ======       ======    ======

   Fiscal 1997 Compared to Fiscal 1996

      Revenues. Total revenues increased 64.0% to $246.2 million in fiscal 1997 from $150.1 million in fiscal 1996. Excluding the effect of the Western Atlas Acquisition, total revenues increased 7.8% to $161.7 million in fiscal 1997.

      Integrated Systems revenues increased 87.6%, or $76.3 million, in fiscal 1997 from fiscal 1996. Exclusive of the effects of the Western Atlas Acquisition, total Integrated Systems revenues decreased 5.2% to $82.6 million in fiscal 1997, from $87.2 million in fiscal 1996 due to delays in the awarding of certain contracts.

      Customer Services revenues increased 30.9%, or $15.4 million, to $65.2 million in fiscal 1997. Excluding the effects of the Western Atlas Acquisition, total Customer Services revenues increased 27.9% to $63.7 million in fiscal 1997 from $49.8 million in fiscal 1996. This increase was due to a 36.8% increase in new contract awards during fiscal 1997 as compared to fiscal 1996. These new contract awards included a number of large AGVS replacement projects with relatively short schedules.

      Logistics and Software Systems revenues increased 33.0% to $17.5 million in fiscal 1997, compared to $13.1 million in fiscal 1996. Excluding the effects of the Western Atlas Acquisition, Logistics and Software Systems revenues increased 17.4% to $15.4 million in fiscal 1997 because, in early fiscal 1997, the Company introduced Stockmaster 2000, its NT-based WMS software, as the successor product to the original Stockmaster, a UNIX-based WMS software application originally introduced in 1989. New bookings for Stockmaster 2000 were slow early in the year as the Company refocused its marketing and engineering resources to the new product.

      The backlog of the Company at October 31, 1997 was $85.7 million compared to $97.2 million at October 31, 1996. The backlog by business unit was comprised of Integrated Systems - $46.1 million, Customer Services - $24.8 million and Logistics and Software Systems - $14.8 million at October 31, 1997 compared to Integrated Systems - $59.5 million, Customer Services - $23.8 million and Logistics and Software Systems - $13.9 million at October 31, 1996.

      Gross Margin. Cost of sales increased to $193.6 million in fiscal 1997, from $123.4 million in fiscal 1996, but declined as a percentage of revenues to 78.7% from 82.2%, respectively. Integrated Systems gross margin improved due to higher margins on contracts in progress and increased utilization of the Company's manufacturing facilities. Customer Services gross margin improved primarily from increased outsourcing contracts and greater parts revenues in the sales mix. Logistics and Software Systems gross margin decreased primarily as a result of a contract cancellation during the third quarter of fiscal 1997. Excluding the effect of this contract cancellation, gross margin would have improved.

      Operating Income. Operating income increased $7.6 million, or 81.6%, in fiscal 1997, from $9.3 million in fiscal 1996. Selling expenses increased $12.0 million, or 120.2%, in fiscal 1997, and increased as a percentage of revenues to 8.9% in fiscal 1997 from 6.7% in fiscal 1996. This increase was due primarily to the inclusion of the operations acquired in the Western Atlas Acquisition, which historically incurred higher selling expenses as a percentage of revenues. Additionally, HK Systems has implemented a company-wide marketing effort to further establish the HK Systems name following the Western Atlas Acquisition.

      General and administrative expenses increased $5.8 million, or 91.9%, in fiscal 1997 from fiscal 1996, and from 4.2% to 4.9% as a percentage of revenues. This increase was primarily due to increased costs related to the Western Atlas Acquisition of $1.6 million including human resources, contract and accounting personnel, and to increased research and development expenditures. Research and development costs increased $3.0 million, or 149.9%, to $5.0 million, in fiscal 1997 over fiscal 1996, and as a percentage of revenues to 2.0% from 1.3%, respectively. Currently, the Company is engineering several new software development programs, including the implementation of a multi-year plan for functionality enhancements for the Stockmaster 2000 system. The Company decided to accelerate these enhancements in early fiscal 1997 and released a new version in October 1997. See "Business -- Services and Products -- Logistics and Software Systems." Additionally, the Company is developing a standard baseline control system for automated material handling systems applications, which the Company intends to introduce in January 1998. The Company anticipates a continual increase in research and development expenditures over the next 3 years.

      Amortization of goodwill increased $0.5 million, or 37.5%, in fiscal 1997 from fiscal 1996. This increase was primarily due to increased goodwill amortization related to the Western Atlas Acquisition.

      Interest Expense. Interest expense increased $2.0 million, or 57.1%, to $5.6 million, in fiscal 1997 from $3.6 million in fiscal 1996 due to additional borrowings required to finance the Western Atlas Acquisition and subsequent operations of the acquired business.

      Income Taxes. The Company's effective income tax rate was 40.0% and 35.8% for fiscal 1996 and fiscal 1997, respectively. The difference was due primarily to state taxes.

      Net Income. As a result of the foregoing factors the Company had net income before preferred dividends of $7.3 million in fiscal 1997 compared to net income before preferred dividends of $3.4 million in fiscal 1996.

   Fiscal 1996 Compared to Fiscal 1995

      Revenues. Total revenues increased 18.5% to $150.1 million in fiscal 1996 from $126.6 million in fiscal 1995. The increase in revenues was primarily attributable to a $22.6 million increase in revenue related to a series of projects with an automotive customer. In addition, the fiscal 1996 revenues included a full year's effect of the Eaton-Kenway Acquisition.

      Integrated Systems revenues increased 23.3% to $87.2 million in fiscal 1996 compared to $70.7 million in fiscal 1995, primarily due to increased contract volume with an automotive customer.

      Customer Services revenues increased 22.9%, or $9.3 million, to $49.8 million in fiscal 1996 primarily due to a series of projects with a single customer ($6.5 million) and a 61% increase in replacement parts sales as a result of the Company's focus on the Eaton-Kenway installed base.

      Logistics and Software Systems revenues declined 14.7% in fiscal 1996 to $13.1 million due to a reduced hardware content in the sales mix. The Company deemphasized hardware content in its Logistics and Software Systems contracts beginning in fiscal 1996. Hardware and other direct costs as a percentage of revenues declined to 12.2% in fiscal 1996 from 40.9% in fiscal 1995.

      Gross Margin. Cost of sales increased to $123.4 million in fiscal 1996, from $108.5 million in the previous year, but declined as a percentage of revenues to 82.2% from 85.7%, respectively. Integrated Systems gross margin improved due to the completion of more profitable projects and increased utilization of the Company's manufacturing facilities. Customer Services gross margin improved due to increased parts sales, which carry higher margins, and the completion of less profitable projects assumed in the Eaton-Kenway Acquisition in fiscal 1995. Logistics and Software Systems gross margin increased due to a reduction in lower margin hardware sales and corresponding higher license fee composition in the sales mix.

      Operating Income. Operating income increased to $9.3 million in fiscal 1996 from $3.6 million in fiscal 1995. Selling expenses increased 12.1% to $10.0 million in fiscal 1996 as additional sales representatives were added in the Customer Services and Logistics and Software Systems businesses. General and administrative expenses increased to $6.3 million, or 36.8%, in fiscal 1996 due to an increase in training costs associated with an increased employee base. Research and development expense increased $0.7 million, or 50.2%, in fiscal 1996 primarily due to functionality enhancements to the Stockmaster 2000 system.

      Interest Expense. Interest expense increased $0.4 million, or 14.1%, to $3.6 million in fiscal 1996, due to a higher average outstanding debt level in fiscal 1996 issued to support increased sales levels and finance capital expenditures.

      Income Taxes. The Company's effective income tax rate was 64.0% and 40.0%, in fiscal 1995 and fiscal 1996, respectively. The difference was due primarily to state taxes.

      Net Income. As a result of the foregoing factors, the Company's net income before preferred dividends increased to $3.4 million in fiscal 1996, from $0.04 million in fiscal 1995.

   Quarterly Results of Operations

      The following table sets forth selected unaudited quarterly financial information for the Company for each of the twelve most recent quarters in the period ended October 31, 1997. In the opinion of the Company, this information is prepared on the same basis as the financial statements appearing elsewhere in this Prospectus and reflects all the adjustments necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.




                                                                                         Fiscal 1995
                                                                   Q1                 Q2                  Q3              Q4
   Net revenues:
     Integrated systems                                           $15,491             $17,126            $17,605       $20,467
     Customer services                                              2,526               9,497             14,521        13,957
     Logistics and software systems                                 3,299               3,902              4,440         3,772
                                                                 --------            --------           --------      --------
     Total net revenues                                            21,316              30,525             36,566        38,196
   Cost of Sales                                                   18,652              26,597             32,224        31,053
                                                                 --------            --------           --------      --------
     Gross Profit                                                   2,664               3,928              4,342         7,143
   Selling, general & administrative expenses                       2,317               3,503              3,572         4,100
   Amortization of goodwill                                           143                 297                297           296
                                                                 --------            --------           --------        ------
     Income from operations                                          $204                $128               $473        $2,747
                                                                 ========            ========           ========        ======

                                                                                        Fiscal 1996
                                                                   Q1                 Q2                  Q3              Q4
   Net revenues:
     Integrated systems                                           $17,641             $21,743            $21,859       $25,907
     Customer services                                             11,305              11,424             13,631        13,432
     Logistics and software systems                                 4,266               2,321              4,194         2,362
                                                                 --------            --------            -------       -------
     Total net revenues                                            33,212              35,488             39,684        41,701
   Cost of Sales                                                   27,357              29,033             33,146        33,818
                                                                 --------            --------            -------       -------
     Gross Profit                                                   5,855               6,455              6,538         7,883
   Selling general & administrative expenses                        4,138               3,768              3,859         4,490
   Amortization of goodwill                                           306                 306                307           306
                                                                 --------            --------            -------       -------
     Income from operations                                        $1,411              $2,381             $2,372        $3,087
                                                                 ========            ========            =======       ========
                                                                                         Fiscal 1997
                                                                   Q1                 Q2                  Q3              Q4
   Net revenues:
     Integrated systems                                           $47,003             $47,258            $40,373       $28,838
     Customer services                                             15,626              14,417             15,092        20,065
     Logistics and software systems                                 4,092               4,975              4,256         4,155
                                                                  -------             -------            -------       -------
     Total net revenues                                            66,721              66,650             59,721        53,058
   Cost of Sales                                                   54,032              53,342             48,208        38,064
                                                                  -------             -------            -------       -------
     Gross Profit                                                  12,689              13,308             11,513        14,994
   Selling general & administrative expenses                        9,432               8,157              7,093         9,337
   Amortization of goodwill                                           406                 426                426           426
                                                                  -------             -------            -------       -------
     Income from operations                                        $2,851              $4,725             $3,994        $5,231
                                                                  =======             =======            =======       =======

      The Company's quarterly revenues and operating results have varied in the past and are likely to vary from quarter to quarter in the future, depending upon a number of factors, including but not limited to the concentration of its customers in any given period; size and timing of customer orders; commencement, completion, cancellation or delay of contracts; progress of ongoing projects; cost overruns; competitive industry conditions; the Company's ability to develop, introduce and market new products and product enhancements; software life cycles; changes in the level of operating expenses and the Company's ability to control costs; and general economic conditions.

      The Company's future operating results may fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, result of operations and financial condition. See "Risk Factors."

   Liquidity and Capital Resources

      The Company has historically funded its operations and capital expenditures with cash flow from operations supplemented by its revolving line of credit. The Company has funded acquisitions through a combination of debt provided by the selling company and bank financing and, in the Eaton-Kenway Acquisition, $4.2 million of additional equity capital provided by the Company's original institutional investors and Management. As of October 31, 1997, the Company had $0.3 million in cash and temporary investments and working capital of $12.2 million.

      Net cash provided by operating activities was $22.7 million and $9.3 million for fiscal 1997 and fiscal 1996, respectively. The primary reasons for the increase in cash flow from operations for fiscal 1997 as compared to fiscal 1996 were (i) increases in non-cash charges, from $7.4 million to $8.3 million and (ii) an $8.6 million increase in cash flow from working capital items due to reductions in receivables and inventory, and increased billings in excess of costs as a result of payment terms contained within the contract mix. Net cash provided by operating activities was $1.8 million in fiscal 1995. Both investing and financing activities for fiscal 1997 relate primarily to the Western Atlas Acquisition.

      Given the Company's recent history of debt financed acquisitions, the Company emphasizes the generation of cash flow, as measured by earnings before interest, tax, depreciation and amortization ("EBITDA"). EBITDA increased to $27.0 million from $16.0 million, or 69.1%, for fiscal 1997 compared to fiscal 1996 as a result of a $9.0 million increase in income before taxes, depreciation and amortization and a $2.0 million increase in interest charges, primarily due to the Western Atlas Acquisition. Additionally, EBITDA increased 72.5% to $16.0 million in fiscal 1996, as compared to $9.3 million in fiscal 1995.

      The Company's revolving line of credit provides for borrowings of up to $90 million, bearing interest at 7.06% to 8.50%. The agreement contains various restrictive financial covenants. The line of credit is collateralized by the assets of the Company and expires on November 1, 1999. Outstanding amounts under the line of credit aggregated $34.0 million and $18.0 million at October 31, 1997 and October 31, 1996, respectively. At October 31, 1997, the Company had available an additional $39.5 million under its line of credit. The Company utilized approximately $17.1 million of this availability in December 1997 and January 1998 through borrowings relating to the ESOP Transactions consisting of $11.1 million under the revolving credit facility and $6.0 million pursuant to a term loan, the proceeds of which the Company loaned to the ESOP on the same terms to enable the ESOP to purchase common stock of the Company from Management. See "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation." The Company intends to repay outstanding indebtedness to Western Atlas and a portion of the line of credit with a portion of the proceeds of this Offering. See "Use of Proceeds". Recently, the Company amended its revolving line of credit by (i) reducing the line from $90 million to $80 million; (ii) extending the termination date to December, 2002; and (iii) amending certain of the financial covenants.

      Capital expenditures of the Company for the fiscal year ended October 31, 1997 were $4.1 million. For the years ended October 31, 1996 and 1995, capital expenditures were $3.2 million and $1.4 million, respectively. The Company anticipates capital expenditures to be $4 million to $6 million per year over the next two fiscal years, including amounts for plant expansion, computer system upgrades and construction of a new research and demonstration center that the Company currently contemplates.

      The Company believes (i) the net proceeds from the sale of Common Stock by the Company in the Offering; (ii) cash flow from operations; and (iii) amounts available under its line of credit will be sufficient to meet the Company's currently anticipated working capital and software development requirements through fiscal 1998. However, depending upon its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital expenditure needs or to fund future acquisitions. There can be no assurance that additional financing, if needed, will be available when required or, if available, on terms satisfactory to the Company.

                                    BUSINESS

   Background

        HK Systems is a leading provider of supply chain solutions. The Company develops, implements and supports integrated solutions to the complex material handling and supply chain needs of a wide array of industries. The Company's solutions enable its customers to implement advanced supply chain strategies to improve product quality, reduce inventory and delivery time and lower overall costs of manufacturing and distribution.

        The Company delivers its supply chain solutions through three principal activities. First, the Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices. The Company is a leading supplier of integration services for automated
   material handling systems in North America.   Second, the Company provides
   aftermarket services for owners of systems and equipment the Company has installed and for other customers. The Company's installed base of equipment and software systems, which numbers over 3,000, presents significant opportunities to expand its supply chain aftermarket business. Third, the Company develops and implements advanced software systems, including WMS for Windows/NT and UNIX operating environments and customized logistics software for specific supply chain applications. The Company believes it is one of the leading WMS software providers in North America.

        The Company's commitment to customer satisfaction, from the initial design of a system through implementation to ongoing support and maintenance, has enabled the Company to create strong customer relationships with leading U.S. corporations. The Company's customers include manufacturers, distributors, processors and retailers whose needs are as diverse as the warehousing of semi-conductors and the temporary storage and retrieval of automobile bodies for an assembly line. These customers include a diverse base of Fortune 500 companies and industry leaders, including American Airlines, Anheuser-Busch, Ball Foster Glass, Boeing, Caterpillar, Chrysler, The Coca-Cola Company, Coca-Cola Enterprises, Estee Lauder, Ford, Frito-Lay, Gillette, Hewlett-Packard, IBM, Kimberly-Clark, Lucent Technologies, Motorola, The New York Times, J.C. Penney, Philip Morris, Procter & Gamble, Sara Lee, Sony and United Airlines.

      The Company originated in 1969 as an engineering division of the Overhead Crane Group of Harnischfeger to position Harnischfeger in the automated systems business to facilitate the sale of storage and retrieval equipment. In October 1993, Management led the acquisition of the Company, then known as Harnischfeger Engineers, as the first step toward the objective of developing the preeminent single-source provider of automated material handling systems and WMS software. In February 1995, the Company purchased the business of Eaton-Kenway, a wholly owned subsidiary of Eaton. Through the Eaton-Kenway Acquisition, the Company acquired advanced AGVS technology; experienced employees; and access to Eaton-Kenway's significant customer base. In November 1996, the Company acquired the Material Handling Systems division and VantageWare software division of Western Atlas (formerly a part of the Litton Automation Group of Litton Industries). In the Western Atlas Acquisition, the Company acquired additional manufacturing capability; several recognized automated material handling product lines (including conveyors, sortation equipment and von Gal palletizers); an expanded customer base, especially within the retail distribution industry; additional software engineering capability; experienced employees; and access to the market for the sale of stand-alone conveyors, palletizers and sortation equipment. Through these acquisitions, the Company assembled an installed base of integrated automated material handling systems that the Company believes is one of the largest in North America, taking into account systems that include as a component AS/RS, AGVS or AEMs and at least one other automated material handling technology. In addition, the Company was able to achieve a higher level of control over the marketing, design and implementation of the critical supply chain solutions it was already providing to its customers. The Company also acquired the ability to source system components internally and to produce and inventory component parts, which are important tools to enable the Company to compete in the replacement parts market.

   Recent Customer Case Studies

      The following case studies illustrate the Company's ability to provide automated material handling systems integration and SCM solutions that address a wide range of customers' needs:

      The New York Times

      The Challenge: The New York Times ("The Times"), one of the world's leading newspaper publishers with a total circulation of one million on weekdays and two million each Sunday, wanted to expand capacity and add significant flexibility to its production capability. As a result, the Times needed to design and construct a new production facility, including its material handling systems, that would enable it to extend newsroom deadlines, add color printing, and offer more sectioning and feature sections.

      The HK Systems Solution: The Times chose the Company as a partner in the design and implementation process of the new facility. The Company's engineering and consulting team joined The Times' own project team, worked on-site to develop plant-wide information systems and electrical control strategies and used computer simulations to ensure necessary capacities. HK Systems also designed and integrated the major automated material handling systems in the plant, including automated newsprint storage and delivery to press, and provided the controls and integration software for the plant.

      The Result: The Company integrated an automated material handling system that represents a state-of-the-art solution for the newspaper publishing industry. In addition to achieving significant reductions in operating costs, the facility has helped The Times extend newsroom deadlines by up to three hours allowing fresher copy for each daily edition; use color in each daily edition; increase sectioning to capture a broader advertising revenue base; and cut waste and lost time.

      Estee Lauder

      The Challenge: Estee Lauder ("Lauder"), a premier, worldwide provider of high quality perfumes and cosmetics for women, was experiencing high distribution costs and generating unreliable inventory and shipping records at its 13 distribution sites worldwide. Lauder wanted to standardize and control all elements of finished goods inventory management and develop automated material handling systems for its finished goods.

      The HK Systems Solution: Lauder chose the Company to be its partner in this standardization initiative due to the Company's strong reputation and the Company's complete solution capabilities demonstrated in part through its providing Lauder with modernization services on AS/RS equipment a competitor had installed. HK Systems customized and implemented the Company's WMS software, modernized and augmented automated material handling equipment and integrated the software and equipment at an initial site.

      The Result: The Company's solution enabled Lauder to achieve its goals of accurately receiving, storing, picking, shipping and controlling the movement of finished goods within its warehousing and production facilities through an integrated system. Lauder increased security, increased inventory accuracy to 99%, improved productivity and increased lot control. As an additional benefit, the Company's system is compatible with Lauder's other business systems and enables Lauder to generate more reliable shipping records. Based upon these results at the initial site, Lauder decided to implement the solution at 11 additional sites, of which the Company has completed seven to date.

      American Airlines

      The Challenge: In response to increased demand for air travel, American Airlines ("AA") doubled the number of its gates at Dallas/Fort Worth International Airport ("DFW"). As a result, AA needed to significantly increase hangar space and expand its parts service from two to four hangars and provide around-the-clock parts service to the terminal stations. The project required a system that would deliver parts quickly to the four hangars and facilitate the prompt delivery of parts to aircraft waiting to depart with passengers on board.

      The HK Systems Solution: AA selected HK Systems to design and implement a material handling system for the numerous maintenance parts required on short notice. The Company used several integrated material handling and control strategies to meet AA's stringent operational requirements. The system receives and stores spare parts inventory and, upon demand, locates, retrieves and delivers parts to any of four repair hangars within 10 minutes.

      The Result: This system achieved AA's goals of reduced delivery time, increased inventory accuracy, decreased indirect labor costs and reduced parts handling in the maintenance area. Recognizing the Company's capabilities as well as the critical nature of that system, AA subsequently outsourced to the Company the maintenance of this system and similar systems at two other AA facilities. After five years of operation, the system continues to achieve over 99% up time.

   Industry Overview

      The Company's services and products address the needs of large and growing markets. The Company believes sales of automated material handling systems, integration services and related aftermarket support in North America should exceed $2.0 billion in 1998 and will grow by 7% to 10% annually through the year 2000. The Company also estimates that the North American market for supply chain management software will be approximately $1.9 billion in 1998 and is currently growing at approximately 45% annually. This market is considerably more fragmented than other segments of the industry, with numerous small, single product companies competing to provide SCM software products and services.

      Two principal trends require businesses to devote greater attention and resources to more efficiently manage and control the flow of materials, inventory and finished goods along their respective supply chains. First, the changing global buying culture is increasing customer demands for faster, more accurate and customized product delivery. In response, many businesses are implementing practices that will increase the demand for supply chain solutions. Such practices include demand-pull manufacturing systems (which rely on real-time information to coordinate and control manufacturing and distribution across the entire supply chain) as well as third-party distribution, mixed-load shipments and more frequent, smaller quantity deliveries. Precise inventory management results in greater reliance on sortation equipment, palletizers and load planning software to provide mixed-load shipments, mixed-pallet shipments, more packaging options and greater accuracy in the delivery of supplies and inventories. Additionally, these factors are forcing businesses to regionalize warehouse facilities and implement cross-docking operations, creating even further awareness of the need for real-time, accurate inventory control.

      The second major trend elevating the importance of efficient material handling and SCM is the need for companies to enhance profitability through operating cost reductions. The intense competitive environment in which most businesses operate often makes it difficult to generate revenue growth, particularly through price increases. This environment has forced companies to reduce costs in part by integrating material handling systems and outsourcing certain non-core functions. Consequently, businesses are increasingly turning to, and becoming dependent upon, automated material handling systems integrators to design, build, install and service these cost-saving systems. Furthermore, cost-related factors generally favor the upgrading of existing facilities rather than the building of new facilities, increasing the need for advanced systems integration.

      The Company believes as more businesses respond to these trends, they will become increasingly sensitive to the importance of efficiently managing their entire supply chain. Complete SCM entails simultaneously managing internal constraints (such as production capacity, human resource availability and inventories) and external constraints (such as supplier lead times and customer demand requirements) to reduce inventories and improve order response times and accuracy. The Company believes the SCM premise is built upon inventory management and control, since SCM involves highly specialized demand planning, forecasting and deployment planning, which all require accurate and manageable enterprise-wide inventory control. Because of this, the Company believes businesses will increasingly call upon providers of integrated SCM systems, who are experienced in inventory management and capable of integrating systems through all points in the supply chain, to provide and implement solutions to their complex SCM needs.

   Business Strengths

      The Company intends to build upon its position as a market leader by capitalizing on its competitive strengths, which include the following:

   Extensive Internal Resources to Provide Automated Solutions for Complex
      Material Handling Needs

      Of the Company's 1,150 employees, approximately 500 have engineering backgrounds, and approximately 220 are software engineers. Many HK Systems engineers have performed a wide variety of engineering functions within the Company and, as a result, have experience in a variety of engineering areas crucial to the successful design and implementation of automated material handling systems, including concept and planning, manufacturing and research and development. The Company believes employing experienced engineers encourages information flow across all of the Company's business units and allows the Company to maximize the use of its engineering resources.

      In addition, as a result of strategic acquisitions and internal growth, HK Systems offers a diverse product line that enables it to offer its customers automated material handling equipment of known reliability. The Company's manufacturing expertise also allows it to critically evaluate the quality of other suppliers' products to determine which products best meet its customers' needs. Additionally, to complement its broad product offerings and to support installed automated material handling systems, the Company has developed a proven aftermarket customer service capability.

   Proven Project Management and Implementation Skills

      Through extensive industry experience and the resources of over 550 employees dedicated to project implementation, HK Systems has developed project management and implementation skills that it believes allow it to consistently deliver turnkey automated material handling systems solutions on time, within specifications and budget. The Company believes this strength is one of the reasons its margins have increased in recent years. The Company focuses on providing superior customer solutions while achieving targeted project profitability by utilizing multi-disciplinary project teams. These teams encourage Company-wide cooperation, while effectively leveraging the systems design and implementation capabilities, skills and knowledge of all the Company's business units.

   Large, Diverse Blue Chip Customer Base

      HK Systems has provided solutions to the complex material handling and SCM needs of a large number of Fortune 500 companies within a variety of industries including aircraft, automotive, banking, distribution, food and beverage, light and heavy manufacturing, newspapers and publishing, parcel handling, textiles and transportation. Regardless of industry, these customers typically engaged the Company to provide a material handling or SCM solution to meet the increasingly challenging market demands of their own customers. For fiscal 1997, approximately 88% of the Company's revenues were derived from customers who previously retained the Company to provide automated material handling or SCM solutions. The Company's success in meeting the complex needs of these demanding customers serves as a strong confirmation of the Company's abilities and critical marketing advantage in generating new business.

   Strong Position to Further Build its Higher Margin Aftermarket Business

      The Company's large and growing installed base of systems and equipment, which numbers over 3,000, has provided recurring revenue opportunities as systems age and require modernization, replacement parts and customer service support. To meet this ongoing demand, HK Systems has established Customer Services to provide aftermarket service and support, including equipment and software modernizations, for the Company's installed base as well as the installed base of many of its competitors. The Company has a customer service hotline staffed by Company employees 24 hours a day, 7 days a week and supported by a nationwide mobile service technical staff. This commitment to customer service has resulted in a reputation for providing high quality aftermarket service that positions the Company to continue to meet the growing demands of its customers. Revenues from aftermarket service and support have grown from $10.0 million in fiscal 1993 to $65.2 million in fiscal 1997, and the Company believes the current trend toward outsourcing of the maintenance, repair and upgrading of complex manufacturing and distribution systems will accelerate in the near term.

   Solid Foundation from which to Expand Supply Chain Management Software
      Offerings

      The Company's existing WMS software applications, significant customer base, practical experience and skills in providing automated material handling solutions, and extensive technical resources position the Company to provide integrated SCM solutions. The Company believes it is one of the leading WMS software providers in North America. HK Systems current WMS software solutions, Stockmaster Open and Stockmaster 2000 WMS, have been well accepted in various industries and are employed by a significant base of customers.

   Business Strategy

      From its base of competitive strengths, HK Systems has developed a business strategy that includes the following elements:

   Leverage the Company's Large Installed Base and Extensive Customer
      Relationships

      Through historical operations and recent acquisitions, HK Systems has greatly increased its installed base of equipment and software systems, which numbers over 3,000. The Company intends to leverage this extensive customer base by (i) promoting long-term "Strategic Customer Partnerships"; (ii) cross-selling the Company's SCM products; (iii) expanding customer service and maintenance outsourcing; (iv) designing improvements to its existing technology to increase the inter-connectivity of its core products and improve the delivery of aftermarket services; and
   (v) following multinational customers into foreign markets.

      Strategic Customer Partnerships are intended to be long-term relationships with customers that include a "partnering" method of project implementation. Strategic Customer Partnerships allow the Company to compete more on value and less on price and enhance opportunities for repeat business because the partnerships lead to greater customer satisfaction. By offering the customer dedicated project management resources, the Company believes a Strategic Customer Partnership gives a customer a number of benefits, including (i) an optimal, customer-specific system design; (ii) clear, precise project specifications; (iii) reduced time from design to implementation; (iv) lower overall system costs than comparable competitive bid projects; and (v) reduced risk to the customer because of the Company's higher level of accountability. Currently, Strategic Customer Partnerships comprise approximately 78% of the Company's revenues from large integrated automated material handling systems contracts.

   Maintain Focus on Providing Fully Integrated, Turnkey, Supply Chain
      Solutions for Material Handling Needs

      The Company's extensive internal resources (including its large engineering staff and diverse product line) and its highly regarded project management and implementation skills position HK Systems to maintain its leadership position as a provider of fully integrated, turnkey, supply chain solutions for material handling needs. Companies in nearly all industries are increasingly devoting greater attention and resources to more efficiently controlling and managing the flow of their materials, inventory and finished goods, driven by the desire to meet market demands, lower operating costs and increase throughput. The Company believes, given its leadership position and record of performance, that it can continue to satisfy this desire to maximize cost savings and efficiencies by providing its turnkey solutions to new and existing customers.

   Expand Supply Chain Management Software Offerings Through Selective
      Acquisitions and Internal Development

      The Company intends to expand its SCM logistics and software systems offerings through selective acquisitions and internal software development. In doing so, HK Systems will capitalize on the consolidation trend in the SCM industry, which is expected to continue as customers seek scale and reliability in their SCM vendors. New product offerings may include demand planning and forecasting software, additional deployment planning and transportation management software (complementing the Company's LoadBuilder application), and additional inventory and warehouse management programs. These offerings could be integrated into a customers' current warehouse management, inventory control and automated material handling systems, eliminating inefficiencies between independent supply and demand points and allowing maintenance of supplies and inventory at optimal levels.

   Complete Integration and Continue to Improve Profitability of Acquired
      Businesses

      HK Systems will continue to integrate the businesses acquired in the Eaton-Kenway Acquisition and the Western Atlas Acquisition by (i) refocusing these businesses on profitable revenues; (ii) re-establishing the von Gal palletizer product line as a leader in palletizer technology;
   (iii) completing a standardization program for its conveyor and sortation product lines; (iv) improving inventory management; and (v) continuing profitability improvements. Recently, the Company completed a restructuring program resulting in the closure of two manufacturing plants, expansion of another manufacturing facility and consolidation of several offices. Overall, these actions have lowered overhead costs and improved operating efficiencies.

   Services and Products

      The Company is organized into three business units: Integrated Systems, Customer Services and Logistics and Software Systems.

   Integrated Systems

      Automated material handling systems are comprised of automated material handling equipment and related software and controls that allow manufacturers, retailers, warehouses and distributors to quickly and automatically store, sequence and retrieve raw material, work-in-process and finished goods. The principal historical business of the Company, and the current focus of Integrated Systems, is to provide both services and products used in and related to automated material handling systems and systems integration for a wide variety of industries including aircraft, automotive, banking, distribution, food and beverage, light and heavy manufacturing, newspapers and publishing, parcel handling, textiles and transportation.

      Integrated Systems contributed $163.5 million, $87.2 million and $70.7 million to the Company's total revenues in fiscal 1997, fiscal 1996, and fiscal 1995, respectively.

   Services

      Integrated Systems performs integration services for customers including the design, development, installation and integration of the equipment, controls, software, information and processes that comprise new automated material handling systems. These systems can include large or complex software control systems, AS/RS, AGVS and/or AEMS, that typically require extensive project management and quality control. Integrated Systems also provides sortation equipment, conveyors and palletizer integration services for projects requiring only sortation equipment, conveyors and/or palletizers, usually involving complex sortation requirements and high speed, precise product delivery. Integrated Systems is often responsible for selecting and managing subcontractors that provide general building construction and equipment installation services.

      The Company's integration services contracts generally range from $1 million to $25 million in value, with an average value of approximately $7 million. Approximately 30% of the total contract value is typically paid to outside vendors in connection with the construction of infrastructure and externally-sourced equipment, with internally-sourced equipment accounting for approximately 20-25% and additional software, controls and services accounting for the remaining 45-50%.

      Services of Integrated Systems include providing customers with the software, controls, optical scanning and laser positioning devices necessary to start-up, operate, control, maintain, and perform diagnostic functions related to the various components of automated material handling systems. Integrated Systems offers support software products that monitor and control automation equipment with programmable logic controllers
   (PLCs) and provide mechanization control, load tracking, diagnostic functions and communication interface with conveyor and AEMS. Integrated Systems intends to introduce a new object-oriented equipment control system in January 1998. This software system will provide a common integration baseline for all of the Company's automated material handling systems and product lines.

      Integrated Systems provides integration services for customer projects obtained either through Strategic Customer Partnerships or through competitive bidding. With Strategic Customer Partnerships, the Company is involved in every phase of system implementation from design to installation. With competitively bid projects, the customer typically presents the specifications for a system that an outside consultant has prepared for which the Company may perform all or specific parts of the system implementation.

      Strategic Customer Partnerships

      The Company pursues strong working, or "partnering," relationships with select customers that the Company refers to as "Strategic Customer Partnerships." In the context of an individual project involving a Strategic Customer Partnership, the Company has a comprehensive role in identifying and executing solutions, as discussed below. In the context of a longer-term relationship that extends beyond an individual project, a Strategic Customer Partnership generally involves an understanding between the Company and its customer, which may be oral or written, that the customer will look to the Company as its preferred or exclusive provider of material handling or SCM solutions, in general or for a specific type of need, on an ongoing basis. Typically, the Company pursues Strategic Customer Partnerships with customers or potential customers who, because of their size and business, are likely to have a recurring need for the Company's services and products.

      Integrated Systems' function is most comprehensive in projects for which the Company has a Strategic Customer Partnership. Strategic Customer Partnership projects generally begin with the Company consulting with the customer regarding its unique automated material handling systems needs and problem areas. Integrated Systems then designs detailed system specifications responsive to the customer's particular needs, including automated material handling equipment and associated software and controls, as well as process software to manage inventory or supplies.
   The Company simulates, tests and demonstrates the designed system and alternatives through computer simulations prior to time consuming and expensive field installation. Equipment and software is tested following installation on the customer site. All subsystems are then integrated and the system is commissioned. Integrated Systems uses an established project management approach to Strategic Customer Partnerships, utilizing project teams led by a project manager who has overall responsibility for cost, scheduling, technical matters and customer satisfaction. In many cases throughout the process, Integrated Systems acts as the catalyst for interaction across all of the Company's business units, drawing on the services and products of the Company as a whole to provide automated solutions for the customer's material handling needs.

      The Company believes a Strategic Customer Partnership project gives a customer a number of benefits, including (i) an optimal, customer-specific system design, because the Company uses its extensive integration experience and industry knowledge and works in close partnership with the customer from the outset to design, install, integrate and service an automated system customized to address the customer's unique material handling needs; (ii) clear, precise project specifications because the Company both defines them and, together with subcontractors, is responsible for meeting them; (iii) reduced time from design to implementation because the Company's involvement in the design process reduces the risk of delays in design and implementation and allows for simultaneous performance of important process tasks; and (iv) lower overall system costs than comparable competitive bid projects, since Strategic Customer Partnerships allow faster implementation and precise systems specifications while retaining the ability to use competitive bidding for subsystem components.

      Strategic Customer Partnership projects also afford the Company with numerous advantages including the opportunity to establish "sole-source" automated material handling systems relationships with customers that involve the Company in every phase of systems development and service. Additionally, Strategic Customer Partnerships provide the Company with projects on acceptable terms and at lower risk, since the Company is familiar at every stage with the design, function and service requirements of components, controls and software.

   Products

      In addition to providing integration services, Integrated Systems designs, manufactures, markets, installs and services many of the products that automate the loading, unloading, sorting and transporting of materials. Such products include (i) AS/RS, which are machines that store and retrieve objects, using racks or similar structures, with weight capacities from 50 pounds to 45 tons and that employ laser positioning, servo drivetrains and Windows-based diagnostics technology; (ii) AGVS, which are automated vehicle systems that transport objects within a facility using wireless inertial guidance systems; (iii) AEMS, which are monorails for horizontal (typically overhead) transportation, based on technology licensed from Fredenhagen GmbH & Co. KG; (iv) sortation equipment, which directs the flow of boxes, cases or other products from single or multiple lines onto high speed sortation conveyors designed to operate at various speeds and lengths; (v) von Gal palletizers, which receive packaged products (including cases, cartons, crates and bundles) from conveyors and arrange them into stable patterns that can be wrapped and stacked onto a pallet for distribution or storage; and (vi) von Gal de-palletizers, which unload palletized products for further handling and distribution.

      The Company generally sells AS/RS and AGVS only in connection with automated material handling systems for which the Company also provides integration services. It sells conveyors, palletizers and sortation equipment in connection with systems for which the Company provides integration services as well as on an independent basis, and generally sells through distributors directly to end-users. Contracts for the sale of conveyors, palletizers and sortation equipment on an independent basis generally range in size from $25,000 to $10 million. Since the Western Atlas Acquisition, approximately 20% of conveyors, palletizers and sortation equipment have been sold in connection with systems for which the Company also provided integration services.

   Customer Services

      Customer Services provides modernization services, control and software systems upgrades, parts support, and maintenance outsourcing. The Company has provided aftermarket support for most other brands of automated material handling systems for over a decade. The Company believes it has developed a reputation for quality and commitment to customer service that assists in generating new business for all of the Company's business units. The Company also provides maintenance and support to customers on an outsourcing basis, and the Company has recently increased its focus on expanding this business. The Company uses its broad in-house engineering resources to perform customer upgrade projects or service customer systems and uses new technologies that the Company's research and development team has developed. Customer Services modernization projects and service contracts typically range from $0.2 million to $5 million in revenue.

      Customer Services contributed $65.2 million, $49.8 million and $40.5 million to the Company's total revenues in fiscal 1997, 1996 and 1995, respectively. Customer Services provides services that can be classified in five general areas: modernizations, maintenance outsourcing, replacement parts, year 2000 software initiatives and customer emergency service.

      Modernization and retrofit of automated material handling systems components, controls and software account for approximately 60-70% of Customer Services' total revenues. Approximately 75% of the unit's modernization projects involve upgrades of customers' computer and software systems and electrical controls systems. Software systems are typically upgraded either through replacement of existing software systems with contemporary turnkey systems or by adopting and enhancing existing systems to more modern and efficient standards. Customer Services performs electrical controls modernization for AS/RS, conveyor, AEMS and AGVS controllers. Other modernization services the unit performs include subsystem replacement of AS/RS, AGVS or horizontal transportation components, and mechanical and structural modernization, including equipment overhaul and rebuild, and structural inspection and repair.

      Systems outsourcing services typically involve providing full-time, on-site preventative hardware maintenance of both Company and vendor manufactured automated material handling systems components, as well as replacement part management and software support services. Outsourcing services are also provided to a lesser extent (i) on an "on-call" basis through emergency standby engineering support, pager support, or remote monitoring and diagnostics and (ii) on a planned basis through software service contracts, periodic remedial and preventative maintenance. Outsourcing services, particularly when conducted on-site, allow customers to be more efficient as a result of fewer systems interruptions. From the Company's perspective, the presence of Company personnel can generate leads for new business.

      Customer Services also sells and installs Company and outside vendor manufactured replacement parts for automated material handling equipment. Replacement part sales consist of both initial replacement parts ordered at the time of system installation as well as system life-cycle parts. Replacement parts sales accounted for approximately $11.4 million of total revenue in fiscal 1997.

      Many customers' automated material handling systems and warehouse and inventory management software systems may experience malfunctions and downtime associated with the arrival of the year 2000. Customer Services provides software consulting services to identify upgrades and solutions to allow automated material handling systems to operate beyond Year 2000 constraints. As of October 31, 1997, the Company generated 84 proposals for customers regarding audits or retrofits of current software systems to address Year 2000 concerns.

      Customer Services is also responsible for the Company's warranty support services. The Company maintains a service hotline specifically for warranty and other issues that is staffed around-the-clock by Company employees.

      While the Company provides aftermarket services on products manufactured by other vendors, its share of the market for those products is relatively small. The Company estimates that it provides only a small percentage of all aftermarket services related to products and systems of outside vendors while providing a large percentage of aftermarket services related to products and services of the Company.

   Logistics and Software Systems

      Through Logistics and Software Systems, the Company provides WMS software products that allow customers to manage the planning, scheduling, tracking and related logistics of the manufacturing and warehousing process. Logistics and Software Systems has approximately 107 employees, approximately 70 of whom are software engineers (as of October 31, 1997). The Company's two main logistics software products are the Stockmaster Warehouse Management System (which consists of two product offerings, Stockmaster Open and Stockmaster 2000) and a pallet and shipment container configuration software product known as LoadBuilder. The Company believes it is one of the leading WMS software providers in North America. The Company also customizes logistics software to provide specific software applications for its customers.

      Stockmaster 2000, introduced in early fiscal 1997, is a client/server WMS application that provides full warehouse management functionality from the moment a facility receives materials through the time the facility ships the product, including receiving, putaway, quality control, lot control, cycle counting, replenishment, picking, supervisory functions and full radio frequency capability. Stockmaster 2000 is a Windows NT or NT/ UNIX application that utilizes a graphical user interface, providing a recognizable user interface for those familiar with other Windows-based software products. Stockmaster 2000 provides inventory control by utilizing electronic data interchange through portable radio frequency terminals and hand-held terminals mounted on conventional fork trucks or order-picking vehicles to identify, track and verify material loads at every stage of handling. Employees operating these terminals receive instructions concerning location, destination, packaging and other requirements for handling individual inventory units. Once an employee carries out these instructions, the employee notifies the system of task completion, and the system immediately relays new instructions to the terminals to most efficiently execute the next task based on the relative location of the employees and the particular products involved. Bar code verification and real-time inventory tracking provide up-to-the-minute pictures of available, committed, picked and shipped inventory. Stockmaster 2000 is designed to operate under Oracle, with support for Microsoft SQL Server and Sybase. The Company released version 4.0 of Stockmaster 2000 in October 1997, which includes Task Management/TM/, Yard and Dock Management/TM/, and application program interfaces to the Oracle ERP/TM/ system. Stockmaster 2000 generally provides the Company with between $1 million and $2 million in revenue per installed system.

      Stockmaster Open, introduced in 1989, is a WMS software system compatible with almost any relational database currently in use within the industry. Like Stockmaster 2000, Stockmaster Open utilizes portable radio frequency terminals and bar code technology to direct operators and maintain transaction records. Stockmaster Open operates in a UNIX environment, is easily customized, revised and upgraded, and provides customers with the flexibility to address warehouse and distribution needs with an affordable initial investment. Unlike Stockmaster 2000, Stockmaster Open utilizes a character-based user interface. The Company anticipates that Stockmaster 2000 will become the Company's primary WMS software system product in the near future.

      LoadBuilder, a product the Company acquired in the Western Atlas Acquisition, is a stand-alone transportation management software system that assists customers in deployment planning and transportation management by determining efficient ways to palletize, stack and arrange products to maximize available transportation space. LoadBuilder is a PC-based Windows application that utilizes a graphical user interface. It was introduced in 1994, and is installed at approximately 500 customer sites.

      Logistics and Software Systems contributed $17.5 million, $13.1 million and $15.4 million to the Company's total revenues in fiscal 1997, 1996 and 1995, respectively. The unit generated software revenue through license fees, installation, modification, maintenance and software support agreements.

      To leverage its software to address a wider spectrum of SCM functions, the Company has begun forming alliances with other software vendors. In 1996, the Company became part of the Oracle Cooperative Applications Initiative program that focuses on pre-integrating software with Oracle applications. Additionally, in 1997 the Company entered into a letter of intent with InterTrans Logistics Solutions to form a joint marketing alliance. The Company intends to pursue additional alliances with enterprise resource planning and transportation planning vendors to widen the appeal of its SCM software products.

   Customers

      The Company's industry leadership has resulted in sales to a diverse industry and customer base that includes many of the largest corporations in the United States. To illustrate the variety of industries that the Company serves, the following table sets forth a list of selected customers of the Company by industry group that have done business with two or more of the Company's business units over the last five years:

    AEROSPACE                             FOOD/BEVERAGE/TOBACCO (continued)
       Boeing                                Coca-Cola Enterprises
       Northrup Grumman                      Dannon Yogurt
    AUTOMOTIVE/CAPITAL GOODS                 Frito-Lay
       Robert Bosch                          Mrs. Smith's Bakeries
       Caterpillar                           Ocean Spray
       Chrysler                              PepsiCo
       Ford                                  Philip Morris
       General Electric                      Ralston Purina
       General Motors                        RJR Nabisco
    CHEMICAL/PETROLEUM                       Seagram Co.
       Dow Chemical                       PAPER/PACKAGING
       Mobil Chemical                        Appleton Papers
       Mobil Oil                             Ball Foster Glass
       Shell Oil                             Consolidated Papers
       Texaco                                Kimberly-Clark
    CONSUMER PRODUCTS                        Mead Paper
       Eastman Kodak                         Western States Envelope
       Estee Lauder                       PHARMACEUTICALS
       Gillette                              Abbott Labs
       Procter & Gamble                      Medco
       Revlon                                Novartis
    DISTRIBUTION/RETAIL                   PRIMARY METAL
       Canadian Tire                         Alcoa
       Dillards Department Stores            Alumax
       W.W. Grainger                         Kaiser Aluminum
       The Limited                           O'Neal Steel
       J.C. Penney                        PUBLISHING/PRINTING
    ELECTRONICS/COMMUNICATIONS               R.R. Donnelley
       AT&T                                  The New York Times
       Hewlett-Packard                       The Washington Post
       IBM                                TEXTILES
       Lucent Technologies                   Collins & Aikman
       Motorola                              Mt. Vernon Mills
       Rockwell International                Russell Corporation
       Sony                                  Sara Lee Knit Products
       U.S. West                          TRANSPORTATION
    FOOD/BEVERAGE/TOBACCO                    American Airlines
       Anheuser-Busch                        Delta Airlines
       Brown & Williamson                    GATX
       The Coca-Cola Company                 United Airlines


      For fiscal 1997 and fiscal 1996, two customers together accounted for 23% and 24% of the Company's total revenues, respectively, related to seven contracts in fiscal 1997 and five contracts in fiscal 1996. One customer accounted for approximately 13% and 15% of the Company's total revenues in fiscal 1997 and fiscal 1996, respectively. For the same periods, the Company's largest ten customers accounted for 42% and 53% of the Company's total revenues, respectively.

   Sales and Distribution

      The Company sells automated material handling systems services and products through separate sales forces in each of its three business units.

      The Integrated Systems sales force utilizes different sales channels depending on the size of a particular project and the automated material handling systems components required. The Company has implemented a distributor program designed to partner the Company with skilled material handling distributors throughout North America for the sale of smaller automated material handling systems which consist of mainly conveyors and sortation equipment (typically through non-exclusive arrangements with the various participating distributors). Distributors provide the Company with leads for additional sales opportunities, and also provide customers with services including project concepting, layout and design, installation, warranty and aftermarket services. Automated material handling systems comprised of mainly conveyors and sortation equipment are also sold directly by the Company through three regional field offices in Bridgewater, New Jersey; Naperville, Illinois; and Atlanta, Georgia.
   These sales offices are also responsible for the sale of palletizer/depalletizer equipment on an independent basis. Larger, more complex automated material handling systems and systems integration solutions, typically over $3 million in value and consisting of more sophisticated and complex integration requirements, are sold direct by the Integrated Systems sales force located throughout North America.

      The Company competes for systems integration solutions projects on either a competitive bidding or a Strategic Customer Partnership basis. Competitive bidding involves the Company bidding to manufacture and install automated material handling systems designed by outside parties.
   A substantial amount of the Company's projects with first-time customers are awarded through the competitive bid process, with repeat customers' projects often conducted on a Strategic Customer Partnership basis. In fiscal 1997, competitive bid projects represented only approximately 22% of the Company's automated material handling systems integration solutions projects. Strategic Customer Partnerships account for the remaining 78%. See "Business--Services and Products--Integrated Systems."

      The Integrated Systems sales force generates over 60% of the Company's automated material handling systems and systems integration solutions business from repeat customers and referrals from current or past customers, demonstrating a high level of customer satisfaction. The Company obtains other business by virtue of its strong reputation in the industry and through referrals from consultants retained by businesses to design automated material handling systems solutions which then refer those businesses to the Company for implementation of the designed solutions. The Company also benefits from arrangements with a number of outside vendors which are incentivized to provide the Company with sales leads. The Integrated Systems sales force targets certain businesses and industries through proactive selling efforts, including presentations and consultations with those potential customers. The Company participates in material handling trade shows, as well as trade shows and users' conferences related to specific industries, for purposes of marketing and business generation.

      The Integrated Systems sales force evaluates potential projects using a "proposal team" approach. Proposal teams are headed by Business Development Managers ("BDMs") who are allocated customer projects based on the particular customer's industry, the BDMs' past account experience and, to a lesser extent, by geographical considerations. Proposal teams generally include account managers and engineering support personnel with expertise in the specific requirements of each potential project. The members of the proposal teams work together to prepare cost estimates for entering into the bidding process or competing for the design of potential projects that the Company proposes to undertake. Integrated Systems employs over 20 BDMs (as of October 31, 1997) throughout North America.

      Customer Services employs eight regional BDMs (as of October 31, 1997) with specific geographic and major account responsibility. They are charged with maintaining consistent contact with Company customers to assess their needs for aftermarket services and actively seeking business from companies with automated material handling systems components not designed or installed by the Company. These BDMs lead proposal teams which include account managers and technical support personnel to evaluate potential long-term customer support relationships. Customer Services actively promotes the Company's aftermarket services at various trade shows and user conferences across the country, including the customer user conference the Company sponsors every September during which over 300 customers attend seminars and listen to industry experts address current issues in the material handling and SCM industries. Customer Services generates over 70% of its business from service and modernizations of equipment installed by the Company, and also generates business leads through industry contacts and competitive bidding. Additionally, Customer Services is responsible for selling and implementing smaller (less than $3 million) material handling systems.

      Logistics and Software Systems generates business from several major sources including (i) referrals from outside consultants hired by businesses to evaluate re-engineering issues; (ii) referrals from automated material handling systems market analysts, which are often consulted by businesses with material handling questions and needs; (iii) referrals from radio frequency equipment vendors, enterprise resource planning vendors and other supply chain management vendors, which employ WMS software products in the systems they sell; (iv) the sales efforts of various "Value Added Resellers" ("VARs") working jointly with the Company to promote and sell the Company's WMS software offerings, including a worldwide VAR relationship with Motorola (whereby Motorola promotes the sale and use of Company WMS software products to its own locations worldwide and to its over 800 suppliers worldwide) and ten VAR relationships worldwide for the sale of the Company's Loadbuilder software product; and (v) the Company's participation in strategic alliances with other software vendors, including its participation in the Cooperative Applications Initiative of Oracle, which focuses on pre-integrating software with Oracle applications and utilizes the Oracle sales force to generate new WMS software business for the Company. Additionally, the Logistics and Software Systems sales force advertises in trade periodicals and attends trade shows and user conferences in the software and supply chain industries.

      Logistics and Software Systems employees include five BDMs and various account managers to coordinate sales of logistics and software systems (as of October 31, 1997). The BDMs cover regional territories throughout the United States and Canada. BDMs, account managers and support personnel comprise the unit's proposal teams, which examine the needs of various proposed projects and evaluate those potential opportunities.

      An important component of the Company's future sales and marketing efforts includes continued expansion into various international markets. Currently, the Company's international sales efforts are concentrated in the Pacific Rim, where it sells approximately 30-50 automated machines annually. The Company believes European and South American automated material handling systems markets will undergo expansion similar to that seen in North America. The Company recently entered into a strategic alliance with a Brazilian manufacturer and integrator of automated material handling systems to undertake a joint sales effort in that country. The Company has a right of first refusal to include its products in any automated material handling system sale and/or integration project undertaken by the alliance in Brazil. The Company has also entered into non-exclusive sales representative and/or distributor agreements to cover many countries in Central and South America.

   Employees

      As of October 31, 1997, the Company had approximately 1,150 employees, consisting of approximately 144 employees in the areas of concept and planning (including consulting and simulation engineers, account managers and network development personnel); 534 employees in project implementation (including control, software and systems engineers, project managers and project analysts); 396 in manufacturing (including product engineers and hourly plant employees); and 76 in administration and marketing (including BDMs, management personnel and assistants). As of October 31, 1997, the number of the Company's employees with engineering backgrounds by specialty and business unit were as indicated in the following table:

                                                                 Logistics
                                    Integrated     Customer     and Software
    Engineer Categories              Systems        Services      Systems

    Software  . . . . . . . . .       51              67           98

    Electrical  . . . . . . . .       92              56            4

    Mechanical  . . . . . . . .       84              15            0

    Systems . . . . . . . . . .       24               1            7
                                  ------          -------      ------
        Total                        251             139          109

      The Company is not subject to any collective bargaining agreements with respect to any of its employees, has not experienced any work stoppages related to labor matters and considers its employee relations to be excellent.

      The Company believes high levels of employee support, participation and satisfaction significantly contribute to the Company's business success. To further this belief, and to maintain a working environment that encourages professional and technical development, advancement and equal opportunity for all employees, the Company provides an employee benefits package that includes, among other benefits, an incentive program to encourage prompt recognition of superior customer service, exercise facilities, a tuition reimbursement program and programs that encourage community and charitable involvement. The Company believes its organization-wide employee turnover rates are low by industry standards. Additionally, Company employees have an average tenure of approximately 16 years of employment with the Company and its predecessors.

   Research and Development

      The Company has demonstrated a commitment to continuous research and development and is dedicated to current and future research and development projects relating to its automated material handling equipment and software products. The Company maintains a research and demonstration facility, that provides it with the ability to test, adjust and demonstrate systems prior to sale and installation, affording it the opportunity to ensure high quality products and seek innovative technological advances at lower cost than those competitors without similar resources, as well as helping customers avoid downtime that occurs after installation. The Company also conducts research and development at each of its engineering and manufacturing facilities.

      In fiscal 1997, 1996 and 1995, the Company incurred research and development expenses of $5.0 million, $2.0 million and $1.3 million, respectively. Based on the Company's growth in the logistics and software systems market and its current commitment to research and development, the Company intends to spend $5 million on research and development in fiscal 1998.

   Competition

      The Company primarily competes in the North American markets for automated material handling systems solutions, and the related customer service and aftermarket, and SCM software. The Company believes the automated material handling systems and SCM markets are currently undergoing an industry-wide consolidation which the Company anticipates will continue.

      Although the Company believes it is one of the leading suppliers of automated material handling systems integration solutions, this market is competitive, and certain of Integrated Systems' competitors are large and have significant financial, marketing and technical resources. The Company believes its primary competitors in this market include Daifuku/Eskay, Hytrol, Mannesmann Dematic Rapistan, Munck, Pinnacle Automation, Jervis B. Webb and several consulting firms specializing in automated material handling systems integration services. The Company believes the primary competitive factors in this market are price, performance, functionality, customer service and support, reputation and financial strength. To some extent, the Company also competes in this market with small- to medium-sized suppliers who do not offer systems or integration solutions but instead focus on market niches or singular applications.

      The customer service market is highly fragmented and competitive with regard to services of a low degree of sophistication but with fewer competitors at higher levels of sophistication. In this market, Customer Services competes principally with the original provider of a potential customer's material handling equipment and with in-house maintenance departments. Local control engineering houses and others have competed against the Company for projects that do not require extensive prior experience and accomplishments as a prerequisite for bidding. Although these firms may have certain advantages due to their relationship with the customer and familiarity with its facility, they are less likely to have the know-how or the resources to present a more competitive bid than the Company. The Company believes the primary competitive factors in this market are reputation and, to a lesser extent, price.

      Logistics and Software Systems usually competes for WMS projects with contract values greater than $400,000, with approximately 20 other companies that compete for similar WMS projects. The Company believes approximately two-thirds of the WMS market involves projects in excess of $400,000. Although there are over 100 companies that claim to have WMS capabilities in the United States, the Company's primary competitors in the logistics and software systems market are BDM International, Catalyst, EXE Technologies, McHugh Software and in-house MIS departments. The Company believes the primary competitive factors in this market are performance and functionality; price; a vendor's ability to implement software promptly and effectively; reputation; and a provider's alliances with major accounting firms and other consultants.

   Intellectual Property and Other Proprietary Rights

      The Company currently maintains both United States and foreign patents and pending patent applications for technology utilized in its business. Except for patents and patent applications relating to AGVS wireless control technology, the Company does not believe any one of its patent rights is material to the Company's business. The Company also relies on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect its proprietary rights. There can be no assurance that these patent rights and other protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.
   Existing trade secret and copyright laws afford only limited protection.

      The Company is not aware that any of its material intellectual property infringes the proprietary rights of third parties, but has not performed any independent investigations to determine whether any such infringement exists. There can be no assurance, therefore, that third parties will not claim infringement by the Company with respect to current or future products. Any intellectual property infringement claims, with or without merit, could be time-consuming, result in costly litigation, divert management resources, cause product shipment delays, require the Company to enter into royalty or licensing agreements or may require the Company to withdraw products from the market. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, which could have a material adverse effect on the Company's business, operating results or financial condition.

      The Company currently utilizes trademarks to identify its products and services and maintains federal trademark registration and pending trademark applications in the United States and certain foreign countries, including United States federal registrations for its marks HK SYSTEMS, STOCKMASTER and VON GAL. The Company generally attempts to federally register a trademark relating to a product's or a technology's name only when the Company intends to actively promote the product or technology. Other than the marks HK SYSTEMS, STOCKMASTER and VON GAL, the Company does not believe any trademark is material to its business.

   Facilities

      The Company operates its primary office in Milwaukee, Wisconsin and conducts its principal manufacturing, engineering and distribution operations at the following facilities:


                                                                         Square                Owned/         Term
    Location                         Utilization                         Footage               Leased         Expires
    Milwaukee, WI                    Headquarters (Integrated Systems,    85,000               Leased         10-31-11
                                     Customer Services and Logistics and
                                     Software Systems)

    Salt Lake City, UT               Principal office (Integrated         61,829               Leased         02-28-05
                                     Systems and Customer Services)

    Hebron, KY                       Principal office (Integrated         19,773               Leased         04-30-98
                                     Systems)

    Hebron, KY                       Manufacturing-sortation and         157,144               Leased         10-31-16
                                     conveyors

    Montgomery, AL                   Manufacturing-palletizer systems    113,753               Owned

    Bountiful, UT                    Manufacturing-AS/RS and AGVS         76,061               Owned

    Glendale, WI                     Research and demonstration center    25,600               Leased         12-31-98

    San Diego, CA                    Principal office (Logistics and      13,865               Leased         03-31-98
                                     Software Systems)


      The research and demonstration center houses a complete integrated system including a Unitload AS/RS, Miniload AS/RS, Microload AS/RS, AGVS and AEMS, all under computer control. The center provides an environment for experimentation, customer demonstration and prototyping client configurations.

      Integrated Systems maintains sales offices in Naperville, Illinois; Atlanta, Georgia; and Livermore, California to coordinate sales and marketing of unit services and products.

      Customer Services staffs offices in cities nationwide to provide on-call as well as full-time manpower to support mission critical systems. Full-time field service and factory technician teams provide fast and professional service nationwide.

      To best serve its markets, the Company leases a number of sales and engineering offices nationwide, strategic to the industries and locales that they service.

   Environmental and Other Governmental Regulations

      The Company's operations are subject to a variety of federal, state and local environmental laws and regulations that have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. However, the scope of environmental laws is very broad and is subject to change.

   Legal Proceedings

      On July 1, 1992, Eaton-Kenway entered into the Fed Contract with the Federal Reserve Bank of San Francisco relating to the installation of a material handling system. On February 13, 1995, the Company assumed the Fed Contract in the Eaton-Kenway Acquisition. On April 7, 1995, the SF Fed filed the Fed Suit in the United States District Court for the Northern District of California against the Company, Eaton-Kenway and Eaton alleging, among other things, a failure to install a properly operating material handling system for two existing SF Fed bank vaults in breach of the Fed Contract. The SF Fed purports to seek not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. In 1995, the court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint for breach of contract and rescission and restitution. Although this order is subject to appeal after the entry of final judgment in the action, there can be no assurance that any such appeal would be successful. It is anticipated that a jury trial on the damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be scheduled in 1998. The Company believes it has meritorious defenses and rights in connection with the Fed Suit. Nonetheless, due to the uncertainties inherent in litigation, particularly where the verdict results from jury deliberations, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition.

      On April 3, 1996, the Company filed a lawsuit in the United States District Court for the Eastern District of Wisconsin against Mannesmann Dematic Rapistan Corp. ("Rapistan") alleging infringement by Rapistan of two patents held by the Company for certain of its AGVS technology. The Company seeks to enjoin Rapistan's activity and is seeking unspecified damages. Rapistan filed an answer to the charge of infringement alleging the general defenses of invalidity of the patents, as well as non-infringement. Rapistan also filed counterclaims asserting that the Company wrongfully characterized Rapistan's products as infringing the Company's patents and alleging breach of a confidentiality agreement in place between the parties.

                                   MANAGEMENT

   Executive Officers and Directors

      The following table contains the name, age and position with the Company of each executive officer and director as of October 31, 1997. Each person's respective background is described following the table.

              NAME                 AGE                   POSITION

    John W. Splude  . . . .        52        Chairman, President
                                                and Chief Executive Officer
                                                and Director (1)

    Glen P. Davis . . . . .        52        Executive Vice President-
                                                Integration Services and
                                                Director (2)

    David W. Bartley  . . .        39        Senior Vice President-
                                                Integrated Systems

    Larry S. Cinpinski  . .        40        Senior Vice President-Logistics
                                                and Software Systems

    John C. Hines . . . . .        39        Senior Vice President-
                                                Administration  and Chief
                                                Financial Officer

    Woody M. McGee  . . . .        46        Senior Vice President-Unit
                                                Handling Systems

    Stephen S. Sadowski . .        52        Senior Vice President-Customer
                                                Services

    John R. Kuhnmuench, Jr.        52        Vice President, Secretary and
                                                General Counsel

    John T. Byrnes  . . . .        51        Director (2)

    David M. Upton. . . . .        37        Director (3)

    Jose J. Yglesias  . . .        68        Director (1)
   ______________________

      (1)    Term expires in 1998.
      (2)    Term expires in 2000.
      (3)    Term expires in 1999.

      Mr. Splude has served as President and Chief Executive Officer of the Company since November 1993 and was elected Chairman of the Board of Directors in September 1997. Prior thereto, he served as President of HEI from November 1987 to November 1993. Mr. Splude has also served as Vice President of Harnischfeger's Industrial Technology Group, Vice President and Treasurer of Harnischfeger, and President of Harnischfeger Credit Corporation. Mr. Splude has been a director of the Company since 1993. Mr. Splude is also a director of Gehl Company.

      Mr. Davis has served as Executive Vice President-Integration Services of the Company since November 1996. Prior thereto, he served as Senior Vice President of the Company from November 1993 to November 1996, and as Vice President of Sales and Marketing of HEI from 1987 to November 1993. Mr. Davis has been a director of the Company since 1993.

      Mr. Bartley has served as Senior Vice President-Integrated Systems of the Company since November 1996. Prior thereto, Mr. Bartley served as the Company's Vice President-Operations, Vice President-Stockmaster, and Director-Commercial Systems, from September 1994 to November 1996, August 1993 to April 1995, and October 1991 to August 1993, respectively. In addition, Mr. Bartley held various other management positions with HEI since 1980.

      Mr. Cinpinski has served as Senior Vice President-Logistics and Software Systems since November 1996 and Vice President of Operations-Logistics and Software Systems from August 1996 to November 1996. Prior thereto, he served in various information systems and information technology management positions with Miller Brewing Company from August 1991 to August 1996.

      Mr. Hines has served as Senior Vice President-Administration, Chief Financial Officer and Treasurer of the Company since October 1993. Prior thereto, he served as Vice President and Controller of the Company from May 1992 to October 1993, and as Vice President and Controller of HEI from 1987 to May 1992. Mr. Hines has also held accounting positions for Rexnord Corporation and the Square D Company.

      Mr. McGee has served as Senior Vice President-Unit Handling Systems of the Company since March 1997. Prior thereto, he served as Vice President, Chief Financial Officer and Treasurer of Mosler Safe, an electronic security company, from October 1996 to March 1997. Mr. McGee also served in various executive positions with Western Atlas and its predecessor Litton Industries from 1969 to September 1996.

      Mr. Sadowski has served as Senior Vice President-Customer Services since February 1995. Prior thereto, he served as the Company's Vice President-Aftermarket System Services from August 1993 to February 1995 and as Director and General Manager of the Modernizations Department of the Company from May 1992 to August 1993.

      Mr. Kuhnmuench has served as Vice President, Secretary and General Counsel of the Company since May 1994. Prior thereto, he served as Deputy General Counsel and Assistant Secretary for A.O. Smith Corporation from May 1985 to May 1994.

      Mr. Byrnes has served as a Director of the Company since November 1993. He has served as Senior Vice President of Marshall & Ilsley Corporation, a bank holding company ("M&I Corporation"), since 1994; President of M&I Capital Markets Group ("M&I Capital"), the merchant banking arm of the M&I Corporation, since 1992; and President of M&I Ventures Corporation, a subsidiary of M&I Capital ("MIVC"), since 1992. M&I Capital is an affiliate of the Company by virtue of MIVC's ownership of Class B Preferred Stock and common stock of the Company.

      Mr. Upton has served as a director of the Company since September 1996. Mr. Upton has been a Professor of Information Technologies at Harvard University since June 1997. He served as an Associate Professor at Harvard University from August 1994 to June 1997. Prior thereto, he served as Assistant Professor at Harvard University from August 1989 to August 1994.

      Mr. Yglesias has served as a director of the Company since 1993. Mr. Yglesias was a founder of Syscon Corporation, a software systems integrator ("Syscon"), which Harnischfeger acquired in 1987. He retired as Chairman of Syscon and Senior Vice President of the Systems Group of Harnischfeger, which included Syscon and HEI, in 1992.

      The Company's Amended and Restated Articles of Incorporation and Bylaws provide for three classes of directors, with staggered terms expiring at each successive annual meeting of the shareholders. Pursuant to the Amended and Restated Articles of Incorporation, the Board of Directors has determined that the Company will have five directors, two in the class whose term will expire in 1998, one in the class whose term will expire in 1999 and two in the class whose term will expire in 2000.

   Director Compensation

      Prior to the Offering, the directors who were not employees (other than Mr. Byrnes) of the Company were paid an annual retainer fee of $4,000 per year and a fee of $1,000 for attending each regular meeting of the Board of Directors and reimbursement for out-of-pocket expenses. Messrs. Upton and Yglesias have also each received grants of options under the 1993 Plan to purchase an aggregate of 10,000 shares of Common Stock. In addition, MIVC received an annual director fee of $50,000 per year, which it will not receive after the Offering. Effective upon the consummation of the Offering and pursuant to the Directors Plan, directors who are not employees of the Company, a 5% or greater shareholder of the Company or either of the Company's original investors will be paid an annual retainer fee of $10,000, which will be payable in Common Stock commencing at the 1998 annual meeting of the Company's shareholders; a fee of $1,000 for attending each meeting of the Board of Directors; and a fee of $500 for attending each committee meeting, in addition to reimbursement of out-of-pocket expenses. Pursuant to the Directors Plan, a director may elect to have his fees paid in Common Stock. Other directors will not be compensated for service as members of either the Board of Directors or committees thereof after the Offering, but will be reimbursed for out-of-pocket expenses.

   Board Committees

      The Board of Directors has established an Audit Committee and a Compensation Committee, each consisting of two or more directors, the majority of whom will be outside directors.

      The duties of the Audit Committee will be to select and engage independent public accountants to audit annually the books and records of the Company, to review the activities and the reports of the independent public accountants and authorize appropriate action. The Audit Committee will also approve any other services to be performed by and approve the audit fee and other fees payable to the independent public accountants and monitor the internal accounting controls of the Company.

      The duties of the Compensation Committee will be to provide a general review of the Company's compensation and benefit plans to ensure that they meet the Company's objectives. The Compensation Committee will have the sole authority to administer the 1997 Option Plan and the Directors Plan described below and to grant awards thereunder. In addition, the Compensation Committee will consider and establish the compensation of all officers of the Company and adopt major Company compensation policies and practices. In addition, the Compensation Committee will consider and make recommendations to the Board of Directors regarding the selection and retention of all elected officers of the Company and its subsidiaries.

   Executive Compensation

      The following table sets forth information concerning the compensation paid by the Company to the Company's Chief Executive Officer and each of the Company's five other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended October 31, 1997.


                           Summary Compensation Table

                                                            Annual Compensation
                                                                                                            All Other
          Name and Principal Position                     Salary                    Bonus                  Compensation(1)
    John W. Splude
     Chairman, President and Chief
     Executive Officer                                   $350,000                 $191,800                    3,750

    Glen P. Davis
     Executive Vice President - Integration
     Services                                             250,000                  137,000                    3,750

    John C. Hines
     Senior Vice President - Administration
     and Chief Financial Officer                          175,000                   95,900                    3,750

    David W. Bartley
     Senior Vice President -
     Integrated Systems                                   140,000                   74,310                    3,750

    Stephen S. Sadowski
     Senior Vice President -
     Customer Services                                    150,000                   57,300                    3,750

    Larry S. Cinpinski
     Senior Vice President -
     Logistics and Software Systems                       150,000                   57,300                    3,750


   (1)       Amounts set forth represent the Company's matching contributions under its 401(k) plan.



      The following table sets forth the aggregate value of unexercised options at October 31, 1997 held by each of the Named Executive Officers.
   No such options were exercisable at October 31, 1997.  No Named Executive
   Officer exercised any options during fiscal 1997.

                       1997 Fiscal Year-End Option Values

                                                                         Dollar value of
                                                                           unexercised
                                                                          in-the-money
                                          Number of shares                 options at
                                       underlying unexercised            October 31, 1997
             Name                    options at October 31, 1997                (1)
    John W. Splude                                   0                           --

    Glen P. Davis                                    0                           --

    John C. Hines                                    0                           --

    David W. Bartley                            72,000                      $[        ]

    Stephen S. Sadowski                         72,000                      $[        ]

    Larry S. Cinpinski                          28,000                      $[        ]
   ________________

   (1) Determined by subtracting the option exercise price per share of Common Stock from an assumed initial public offering price per share of $_________ and multiplying by the number of shares subject to purchase upon option exercise.


   Stock Option Plan

      The 1993 Plan has been administered by the Board of Directors in the past, but upon the consummation of the Offering, the 1993 Plan will be administered by the Compensation Committee. Employees and non-employee members of the Board of Directors are eligible to receive options under the 1993 Plan.

      The 1993 Plan authorizes the granting of (i) incentive stock options and (ii) nonstatutory stock options. Up to a maximum of 1,148,733 shares of Common Stock (subject to adjustment as provided in the 1993 Plan) may be issued under the 1993 Plan. Such shares may consist of treasury shares or authorized but unissued shares. Shares subject to an option that expires or terminates may again be the subject of an option under the 1993 Plan.

      The Compensation Committee shall have the sole authority (subject to the provisions of the 1993 Plan) to determine (i) the purchase price of shares of Common Stock covered by each option; (ii) the number of shares of Common Stock to be subject to each option; (iii) the employees and other persons to whom and the time or times at which options shall be granted; (iv) the limitations and conditions to be imposed on any option granted under the 1993 Plan; (v) the rules and procedures pertaining to the 1993 Plan; (vi) the terms and provisions of option agreements under the 1993 Plan; (vii) any modifications, extensions or renewals of option agreements under the 1993 Plan; and (viii) all other matters necessary for administration of the 1993 Plan.

      Options granted under the 1993 Plan may not be exercised earlier than six months following the date of grant. The Board of Directors may require that a holder be employed by the Company for a designated period of time prior to exercise of any option granted under the 1993 Plan and may otherwise determine the periods during which options may be exercised, subject to the terms of the 1993 Plan. In general, an option that has vested terminates three months after termination of employment. Options granted under the 1993 Plan are not transferable (except upon death) and are exercisable only by the holder or by the holder's guardian or legal representative during the lifetime of the holder.

      The exercise price for options granted under the 1993 Plan is payable in cash or shares of Common Stock as determined by the Compensation Committee. Such price must be paid in full at the time of exercise. As of October 31, 1997, there were options to purchase 1,063,800 shares of Common Stock outstanding under the 1993 Plan at a weighted average exercise price of approximately $2.23 per share all of which become exercisable upon the consummation of the Offering.

      The aggregate fair market value of shares of Common Stock with respect to which incentive stock options are exercisable for the first time during any calendar year under the 1993 Plan shall not exceed $100,000 per employee. The per share purchase price shall be determined by the Board of Directors but shall not be less than 100% of the fair market value of Common Stock on the date of grant, as determined by the Board of Directors pursuant to the terms of the 1993 Plan. No incentive stock option may be granted after 10 years from the effective date of the 1993 Plan or be exercisable after the expiration of 10 years from the date of grant. Any incentive stock option that has not been exercised within 10 years of the date of its grant shall expire at the expiration of such 10 year period.

      The per share exercise price of nonstatutory stock options granted under the 1993 Plan shall not be less than 85% of the fair market value of Common Stock on the date of grant, as determined by the Board of Directors pursuant to the terms of the 1993 Plan.

   Employment Agreements

      John W. Splude, Glen P. Davis and John C. Hines each entered into an Employment and Noncompetition Agreement (collectively, the "Employment Agreements") with the Company dated as of October 28, 1993 and amended as of October 31, 1996. Under the terms of their respective agreements, Messrs. Splude, Davis and Hines are entitled to a minimum annual base salary below their current salary levels plus other bonuses, the amounts and payment of which are within the discretion of the Compensation Committee. The Employment Agreements may be terminated by the Company or by the executive officer's resignation at anytime and for any reason. The Employment Agreements also provide that if any one of Messrs. Splude, Davis or Hines is terminated by the Company without cause or if any of them terminates their respective Employment Agreement for good reason or as a result of his disability, he will receive his average compensation for a period of two years, in the case of Mr. Splude, or for a period of one year, in the case of Messrs. Davis or Hines. The Employment Agreements generally provide that Mr. Splude and Messrs. Davis and Hines will not, for the term of their employment and for a period of two and one year, respectively, following the end of their employment with the Company, compete with the Company or disclose any confidential information of the Company. Messrs. Splude and Hines' Employment Agreements provide that they will not solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company for a period of one year (five years if terminated for cause) after their termination. Mr. Davis' Employment Agreement provides that he will not solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company for a period of one year (three years if terminated for cause) after termination. The Employment Agreements give Messrs. Splude, Davis and Hines and the Company certain put and call rights that are exercisable when they are no longer employed by the Company, which rights will terminate upon the consummation of the Offering.

      David W. Bartley, Stephen S. Sadowski and Larry S. Cinpinski each entered into an Employment and Noncompetition Agreement (collectively, the "Employment and Noncompetition Agreements") with the Company dated as of July 1, 1997. Under the terms of their respective agreements, Messrs. Bartley, Sadowski and Cinpinski are entitled to annual base salaries of $140,000, $150,000 and $150,000 respectively, plus other bonuses, the amounts and payment of which are within the discretion of the Compensation Committee, and may be adjusted annually. The Employment and Noncompetition Agreements may be terminated by the Company or by the executive officer's resignation upon effective notice of termination at anytime and for any reason. The Employment and Noncompetition Agreements generally provide that Messrs. Bartley and Sadowski will not, for the term of their employment and for a period of one year following the end of such executive officer's employment with the Company, compete with the Company, disclose any confidential information of the Company, solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company.

         CERTAIN TRANSACTIONS; RELATIONSHIPS WITH SELLING SHAREHOLDERS;
           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Compensation Committee

      The Company's Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company. The Compensation Committee currently consists of Messrs. Splude, Yglesias and Byrnes. Effective upon the consummation of the Offering, the Compensation Committee will consist of Messrs. Yglesias and Byrnes. Mr. Byrnes is the President of MIVC which beneficially owns 1,895,360 shares of Common Stock after giving effect to the Recapitalization (but not to MIVC's sale of Common Stock in the Offering).

   Shareholders Agreement

      The Company entered into a Shareholders Agreement by and among the Company, MIVC, State of Wisconsin Investment Board ("SWIB") and John W. Splude, Glen P. Davis, Gordon W. Jones, and John C. Hines dated as of October 28, 1993, as amended and restated on February 13, 1995 and as amended October 31, 1996 and on January __, 1998 (the "Shareholders Agreement"). The Shareholders Agreement provides for restrictions on the transfer of Common Stock by the shareholders who are a party thereto and it grants Management certain preemptive rights. The Shareholders Agreements contains certain buy-sell provisions and other shareholder matters. In addition, the Shareholders Agreement grants various board of director composition entitlements to Management, MIVC and SWIB. This Shareholders Agreement will be terminated upon the consummation of the Offering.

   Registration Rights Agreement

      The Corporation entered into an Investment Agreement by and among the Company, MIVC and SWIB dated as of October 28, 1993, as amended and restated on February 13, 1995 and January __, 1998 (the "Investment Agreement"). The Investment Agreement granted registration rights to Management, MIVC and SWIB subject to certain restrictions. This Investment Agreement will be terminated upon the consummation of the Offering. The registration rights contained in the Investment Agreement were amended and restated pursuant to a Registration Rights Agreement, dated as of January __, 1998 by and among the Company, Management, MIVC and SWIB, which will become effective upon the consummation of the Offering. Subject to certain restrictions, MIVC and SWIB will have the right to two demand registrations exercisable any time after the Offering as long as their individual ownership of Common Stock exceeds 5% and the right to limit the rights of other shareholders to participate in their demand registrations and piggyback registration rights. The Company will pay the expenses of MIVC and SWIB in connection with the Offering.

   Certain Affiliate Transactions

      Since the HEI Acquisition, the Company has paid MIVC, a holder of Class B Preferred Stock, Class D Preferred Stock and Class C common stock of the Company, for certain services. The Company paid MIVC $50,000 in each of the 1994-97 fiscal years as an annual director fee. In connection with the HEI Acquisition, the Company paid MIVC $550,000 for its assistance in consummating the acquisition and securing related outside debt commitments. In connection with the Eaton-Kenway Acquisition, the Company paid SWIB, a holder of Class B Preferred Stock and Class D Preferred Stock, $30,000 and paid MIVC $270,000 for financial advisory services. In November 1996, the Company paid MIVC $225,000 for financial advisory services in connection with the Western Atlas Acquisition.

   ESOP Transactions

      The ESOP Transactions consisted of the following: (i) effective November 1, 1997, the Company adopted the ESOP, in which substantially all employees of the Company participate; (ii) on December 15, 1997, the Company repurchased 420,000 shares of common stock of the Company (the "Treasury Stock") from a former employee to liquidate his interest after the employee exercised contractual "put" rights; (iii) the Company contributed 42,000 shares of Treasury Stock to the ESOP; (iv) the Company borrowed $6.0 million from its bank lenders and loaned that amount to the ESOP to enable the ESOP to purchase 236,707, 64,390 and 64,390 shares of common stock of the Company, on January __, 1998, from Messrs. Splude, Davis and Hines, respectively; and (v) on January __, 1998, the Company borrowed from its bank lenders to pay accrued dividends on and redeem shares of Class D Preferred Stock outstanding as of October 31, 1997 held by SWIB and MIVC; SWIB received $3.3 million and MIVC received
   $1.4 million.

        Voting rights of the Common Stock acquired by the ESOP are exercised by Marshall & Ilsley Trust Company ("M&I Trust") with respect to all matters submitted to a vote of shareholders except for significant transactions such as approvals of a merger, recapitalization, liquidation, dissolution or sale of the Company's business. Voting on significant transactions is passed through to and may be exercised by participants or beneficiaries of the ESOP by direction to M&I Trust. If there is no direction, the shares are voted by M&I Trust.

   The Conversion; Dividends and Redemption

      In connection with and immediately prior to the consummation of the Offering, the Company will effect the Conversion. As a result of the Conversion and the payment of accrued dividends on the Class B Preferred Stock upon the consummation of the Offering, Common Stock will be the only outstanding capital stock of the Company upon the consummation of the Offering. Prior to the Conversion, the Company's outstanding capital stock consists of (i) 5,600,000 shares of Class B Preferred Stock held by SWIB and MIVC, which is convertible into Class B common stock of the Company ("Class B Common") on a share for share basis; (ii) 2,422,000 shares of Class A common stock of the Company ("Class A Common") held by the ESOP and Messrs. Splude, Davis and Hines; (iii) 215,360 shares of Class C common stock of the Company ("Class C Common") held by MIVC; and
   (iv) shares of Class D Preferred Stock held by SWIB and MIVC to the extent of any dividends paid on Class B Preferred Stock relating to the period after October 31, 1997. Directors, officers and employees of the Company also have the right to acquire Class A Common shares pursuant to options granted under the 1993 Plan. In connection with and immediately prior to the consummation of the Offering, SWIB and MIVC will convert all of the Company's Class B Preferred Stock into Class B Common. In addition, each share of Class A Common, Class B Common and Class C Common will be reclassified into one share of Common Stock, and options to acquire Class A Common shares will become options to acquire an equal number of shares of Common Stock. Following the ESOP Transactions, dividends will continue to accrue on the Class B Preferred Stock for the period following October 31, 1997 at a rate of approximately $94,000 per month. Upon the consummation of the Offering, the Company will use a portion of the proceeds of the Offering to pay such dividends (through the payment of cash dividends and/or by redeeming shares of Class D Preferred Stock issued in lieu of paying cash dividends).

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of Common Stock (a) as of January __, 1998, after giving effect to the Conversion and (b) as adjusted to reflect the sale of Common Stock offered hereby for (i) each of the Company's directors; (ii) each of the Named Executive Officers; (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock; (iv) all directors and officers as a group; (v) all holders of options granted under the 1993 Plan ("Optionholders") as a group; and (vi) all directors, officers and Optionholders as a group. The calculation of percentage of beneficial ownership for each individual party or group of parties assumes the exercise of any options held by that party or group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.


                                  Number of Shares Beneficially                         Shares Beneficially Owned
                                     Owned Prior to Offering                                After Offering(1)

                                                                       Shares
                                                                       Being
    Name                                Number          Percent      Offered(1)               Number             Percent
    John W. Splude                    1,303,293 (2)      15.8%            0               1,303,293(2)

    Glen P. Davis                       355,610 (3)       4.3%            0                 355,610(3)

    John C. Hines                       355,610 (4)       4.3%            0                 355,610(4)

    David W. Bartley                     72,000 (5)        *              0                  72,000(5)

    Stephen S. Sadowski                  72,000 (5)        *              0                  72,000(5)

    Larry S. Cinpinski                   28,000 (5)        *              0                  28,000(5)

    John T. Byrnes                    1,895,360 (6)      23.0%

    David M. Upton                       10,000 (5)        *              0                  10,000(5)

    Jose J. Yglesias                     10,000 (5)        *              0                  10,000(5)

    M&I Ventures Corporation
      777 North Water Street
      Milwaukee, WI  53202            1,895,360 (7)      23.0%(8)

    State of Wisconsin
    Investment Board
      121 East Wilson St.
      P.O. Box 7842
      Madison, WI 53707-7842          3,920,000          47.6%(8)

    HK Systems, Inc. Employee
    Stock Ownership Plan(9)             407,487           5.0%             0                407,487
    All Directors and Executive
    Officers as a group (11
    persons):                         4,145,873          49.0%             0

    All Optionholders as a
    group                             1,063,800          11.4%                            1,063,800

    All Directors, Executive
    Officers and Optionholders
    as a group                        3,078,813(10)      33.1%           0(10)      3,078,813(10)

   *  Less than one percent.

   (1) Assumes no exercise of the Underwriters' over-allotment options to purchase Common Stock from the Company and certain of the Selling
        Shareholders. If the Underwriters' over-allotment options are exercised in full, then upon completion of the Offering Mr. Splude, Mr. Davis, Mr. Hines and SWIB would beneficially own _____ shares (or
        _____%), ______ shares (or _____%), _____ shares (or ____%) and _____
        shares (or ____%), respectively.
   (2)  Includes 640,000 shares held by the Splude Family Limited
        Partnership.  Mr. Splude is a general partner of the Splude Family
        Limited Partnership and has shared voting and investment power over such shares. The address for Mr. Splude is c/o HK Systems, Inc., 2855 South James Drive, New Berlin, Wisconsin, 53005.
   (3)  Held by the Glen and Leslie Davis Family Limited Partnership.  Mr.
        Davis is a general partner of the Davis Family Limited Partnership and has shared voting and investment power over such shares.
   (4)  Held by the Pamela and John C. Hines Family Limited Partnership.  Mr.
        Hines is a general partner of the Hines Family Limited Partnership and has shared voting and investment power over such shares.
   (5) Represents the right to acquire these shares upon the exercise of stock options under the 1993 Plan that vest upon consummation of the Offering.
   (6) Mr. Byrnes is the President of MIVC, which holds 1,895,360 shares of Common Stock. Mr. Byrnes disclaims beneficial ownership of such shares. The address for Mr. Byrnes is c/o M&I Ventures Corporation,
        777 North Water Street, Milwaukee, Wisconsin, 53202.
   (7) MIVC is a wholly-owned subsidiary of M&I Capital which is the merchant banking arm of M&I Corporation.
   (8) If percentage of beneficial ownership was calculated as if all outstanding options exercisable upon consummation of the Offering were exercised prior to the Offering, then MIVC would beneficially own 20.5% of shares and SWIB would own 42.3% of shares.
   (9)  The address of HK Systems, Inc. Employee Stock Ownership Trust is c/o
        Marshall & Ilsley Trust Company, 777 North Water Street, Milwaukee,
        Wisconsin, 53202. M&I Trust acts as trustee for the ESOP and has sole voting power with respect to the ESOP shares except that participants have the right to vote the shares that have been allocated to them in a vote regarding a significant transaction.
   (10) Excludes for purposes of this disclosure the Common Stock of MIVC attributed to Mr. Byrnes as discussed above.


                          DESCRIPTION OF CAPITAL STOCK

      Upon consummation of the Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. Upon consummation of the Offering, ___________ shares of Common Stock and no shares of preferred stock will be issued and outstanding.

      The following summary description of the Common Stock and preferred stock is subject to, and qualified in its entirety by, the provisions of the Amended and Restated Articles of Incorporation and By-laws which are included as exhibits to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law. The Amended and Restated Articles of Incorporation and By-laws will be effective upon the consummation of the Offering.

   Common Stock

      After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors in accordance with applicable law. For certain restrictions on the ability of the Company to declare dividends, see "Dividend Policy."

      Except as may be determined by the Board of Directors of the Company with respect to any series of preferred stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Upon any such vote the holders of Common Stock will be entitled to one vote for each share of Common Stock held by them subject to any applicable law. Cumulative voting is not permitted.

      All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Except as the Board of Directors may in its discretion otherwise determine, holders of Common Stock have no preemptive rights to subscribe for or purchase shares of the Company. There are no conversion rights or sinking fund or redemption provisions applicable to the Common Stock. The Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable (subject to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law ("WBCL")).

      The transfer agent for the Common Stock is ___________________________.

   Preferred Stock

      The Company's Amended and Restated Articles of Incorporation will provide that the Board of Directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any shares of preferred stock.

   Warrant

      In connection with the Western Atlas Acquisition, the Company issued to Western Atlas a warrant for the purchase of shares of Common Stock (the "Warrant"). The Warrant may be exercised in whole or in part at any time following the consummation of the Offering (the "Effective Date"). The Warrant expires on the earlier to occur of (i) the exercise of all the rights represented by the Warrant; (ii) the repurchase of the Warrant by the Company; or (iii) November 15, 2003. The Warrant is exercisable to acquire a number of shares of Common Stock (the "Warrant Shares Number") to be determined by reference to the offering price per share of such stock in the Offering. The Warrant Shares Number and the price per share to be paid by the holder are subject to standard anti-dilution adjustments. Assuming an initial public offering price of $______ per share, the Warrant may be exercised by the holder following the Effective Date for a total of approximately ______ shares of Common Stock at 115% of the initial public offering price.

      The Warrant also gives the holder certain rights (i) to participate in a registration of Common Stock by the Company following the Effective Date and (ii) until the earlier of November 15, 2000 or the third anniversary of the Effective Date, to demand that all or a portion of the shares covered by the Warrant be registered by the Company on a Form S-3 Registration Statement. The Company will pay the expenses of Western Atlas in connection with the registration of the shares covered by the Warrant. The Company may postpone the obligation to register such shares for up to 120 days if it determines that such registration and/or sale would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company.

   Certain Anti-Takeover and Indemnification Provisions

      Certain Charter and By-law Provisions

      The Amended and Restated Articles of Incorporation of the Company provide that the number of directors of the Company will be not less than five and not more than fifteen and that the terms of directors will be staggered. The Board of Directors shall determine the exact number of directors pursuant to a majority vote. Pursuant to the Amended and Restated Articles of Incorporation, the Board of Directors has determined that the Company will have five directors, two in the class whose term will expire in 1998, one in the class whose term will expire in 1999 and two in the class whose term will expire in 2000. Any vacancies on the Board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors. Any director may be removed from office, but only for cause and only by the affirmative vote of the holders of outstanding shares representing at least 80% of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors; provided, however, that if the Board of Directors by resolution adopted by at least 75% of the directors then in office recommend removal of a director, then the shareholders may remove such director from office without cause by a majority vote of such outstanding shares. The Company's By-laws provide that a Special Meeting may be called only by (i) the Chairman of the Board, (ii) the President, or (iii) the Board of Directors and shall be called by the Chairman of the Board or the President upon the demand of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the Special Meeting. The Amended and Restated Articles of Incorporation further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of shareholders of the Company must be given in the manner provided in the Company's By-laws, and the By-laws contain detailed notice requirements relating to nominations and other action.

      The Amended and Restated Articles of Incorporation prohibit the Company from entering into certain "business combinations" (which term is defined generally, for purposes of the Amended and Restated Articles of Incorporation, to include a merger or consolidation of the Company, or the sale or disposition of any assets of the Company or any subsidiary having an aggregate fair market value of not less than one percent of the total assets of the Company) with a shareholder owning 5% or more of the voting power of the Company unless such transaction (i) is approved by at least 80% of the voting power of all shares of capital stock of the Company;
   (ii) is approved by a majority of "Continuing Directors" (as defined in the Amended and Restated Articles of Incorporation); or (iii) meets certain "fair price" requirements set forth in the Amended and Restated Articles of Incorporation. The Amended and Restated Articles of Incorporation further require approval of amendments to the By-laws (i) by the affirmative vote of at least 75% of the directors then in office; (ii) by at least 80% of the voting power of all shares of capital stock of the Company; or (iii) if at least 75% of the directors then in office have proposed the amendment by the adoption of a resolution, by the affirmative vote of the holders of outstanding shares representing a majority of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors.

      The By-laws provide that the directors and executive officers of the Company shall be indemnified to the fullest extent permitted by the WBCL against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding arising out of their status as directors and executive officers.

      The foregoing provisions and the prohibitions set forth in the WBCL could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

      Statutory Provisions

      Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations, such as the Company, held by any person or persons acting as a group that hold in excess of 20% of the voting power for the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or shares for which full voting power has been restored pursuant to a vote of shareholders. The Board of Directors of the Company cannot elect to render this provision inapplicable to the Company.

      Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") contain certain limitations and special voting provisions applicable to "business combinations" between a Wisconsin corporation and an "interested shareholder." The term "business combination" is defined for purposes of the Wisconsin Business Combination Statute to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the Board of Directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested shareholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the Board of Directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (iii) the consideration to be received by shareholders meets certain requirements of the Wisconsin Business Combination Statute with respect to form and amount.

      Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting certain fair price standards must be approved by a vote of at least 80% of the votes entitled to be cast by all shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined, for purposes of Sections 180.1130 to 180.1133 of the WBCL, to include, subject to certain exceptions, a merger or consolidation of the corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the corporation. The Board of Directors of the Company cannot elect to render this provision inapplicable to the Company.

      Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or (ii) sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the restrictions described in clause (ii) apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the Offering, the Company will have an aggregate of __________ shares of Common Stock issued and outstanding. Of these outstanding shares of Common Stock, the _________ shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining _________ shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares") and will be subject to the lock-up arrangements described below. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

      The Company, its directors, executive officers and the Selling Shareholders have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers, except in the case of the Company for shares deliverable under the 1993 Plan and the Directors Plan. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), the shares subject to lock-up agreements will not be saleable until 180 days after the date of this Prospectus (or earlier with the consent of Lehman Brothers). In addition, the ESOP holds 407,487 shares of Common Stock, approximately 78,548 of which have been allocated to employee accounts and the remainder of which are held for future allocation to employee accounts. The ESOP will distribute shares from time to time to ESOP participants, but currently only following their retirement or other termination of employment. Shares that the ESOP distributes can be either freely traded without restriction under the Securities Act or sold in accordance with Rule 144 thereunder depending on the amount of securities distributed to all participants in any one year and whether or not the participant is an affiliate of the Company. The Company is unable to provide a reliable estimate as to the amount of Common Stock that may be distributed by the ESOP over any specified period. Shares held by the ESOP will be allocated to participant accounts no more slowly than on a pro rata basis over the period ending October 31, 2006.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (measured with respect to ESOP participants from the date shares were allocated to their account) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately __________ shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise subject to holdback, "144(k) shares" may be sold immediately upon the completion of the Offering.

      The preceding description does not give effect to the Common Stock that may be offered and sold pursuant to the 1993 Plan or the Directors Plan. See "Management--Stock Option Plans." Holders of options under the 1993 Plan to purchase 1,063,800 shares of Common Stock (as of October 31, 1997) that will become exercisable upon consummation of the Offering generally will not execute lock-up agreements. It is the Company's current intent not to file a registration statement under the Securities Act with respect to such shares until the expiration of 180 days after the date of this Prospectus. Assuming the Company files such a registration statement, such shares will be eligible for sale commencing immediately after an option is exercised. Shares awarded under the Directors Plan would be available for immediate resale following the Offering to the extent that the Company registered such shares and subject to the volume and other limitations of Rule 144 for shares held by directors and officers. The Company intends to file a registration statement under the Securities Act to register the Common Stock issuable under the Directors Plan. As of the date of this Prospectus, no awards have been made under the Directors Plan.

      Since there has been no public market for the Common Stock prior to this Offering, no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of certain U.S. federal tax consequences of the ownership and disposition of a share of Common Stock by a beneficial owner of such shares that is not a U.S. person (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or a "United States Trust". A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, and
   (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, and does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect.
   Treasury Regulations have been proposed that would, if adopted in their present form, revise in certain respects the rules applicable to non-U.S. holders of Common Stock (the "Proposed Regulations"). The Proposed Regulations are generally proposed to be effective with respect to payments made after December 31, 1997. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations. Each prospective investor is urged to consult its own tax adviser with respect to the U.S. federal, state and local consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

   U.S. Income and Estate Tax Consequences

        Dividends paid to a non-U.S. holder are subject to U.S. withholding tax at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder). A dividend that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder) will be exempt from the withholding tax described above and subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Code) for the taxable year, as adjusted for certain items.

        Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Proposed Regulations, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In the case of a foreign partnership, the certification requirement would generally be applied to the partners of the partnership. In addition, the Proposed Regulations would also require the partnership to provide certain information, including a United States taxpayer identification number, and would provide look-through rules for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service (the "IRS").

        Under current law, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of a share of Common Stock unless (i) the Company is or has been during the five-year period ending on the date of disposition a "United States real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been or is currently and does not anticipate becoming), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder), (iii) the gain is not described in clause (ii) above, the non-U.S. holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or
   (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the non-U.S. holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a non-U.S. holder that is described under clause (ii) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the second preceding paragraph. An individual non-U.S. holder that is described under clause
   (iii) above will be subject to a flat 30% tax gain on the derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale.

        Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death, or Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

   Backup Withholding and Information Reporting

      Dividends

        Except as provided below, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on shares of Common Stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number).
   Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. federal income tax and such additional information reporting.

      Broker Sales

        If a non-U.S. holder sells shares of Common Stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers.

      Refunds

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

      Under the terms of, and subject to the conditions contained in, the underwriting agreement relating to the offering of shares of Common Stock in the United States and Canada (the "U.S. Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, by and among the Company, the Selling Shareholders and each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Robert W. Baird & Co. Incorporated and Furman Selz LLC are acting as representatives (the "Representatives"), the U.S. Underwriters have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below.

                                                                    Number of
      U.S. Underwriters                                               Shares

   Lehman Brothers Inc.  . . . . . . . . . . . . . . . . . . . . . . ________
   Robert W. Baird & Co. Incorporated  . . . . . . . . . . . . . . . ________
   Furman Selz LLC . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Under the terms of, and subject to the conditions contained in, the underwriting agreement relating to the offering of shares of Common Stock outside of the United States and Canada (the "International Underwriting Agreement" and together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, by and among the Company, the Selling Shareholders and each of the international managers named below (the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), Robert W. Baird & Co. Incorporated and Furman Selz LLC are acting as the lead managers (the "Lead Managers"), the International Managers have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and Selling Shareholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below.

                                                                    Number of
      International Managers                                          Shares

   Lehman Brothers International (Europe). . . . . . . . . . . . . . ________
   Robert W. Baird & Co. Incorporated  . . . . . . . . . . . . . . . ________
   Furman Selz LLC . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . ________


      The Company has been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer the shares to the public at the initial public offering price on the cover page of this Prospectus, and to certain dealers at such price less a selling concession not in excess of $____ per share. The U.S. Underwriters and the International Managers may allow, and such dealers may re-allow, a concession not in excess of $____ per share to certain other Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and the concession to selected dealers and the reallowance may be changed by the Representatives and the Lead Managers.

      The Underwriting Agreements provide that the obligations of the several U.S. Underwriters and the International Managers, respectively, to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions and that if any of the above shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements (other than those covered by the over-allotment options described below), must be so purchased. The initial public offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering. The closing of the International Offering is a condition to the closing of the U.S. Offering.

      The Company and the Selling Shareholders have agreed in the Underwriting Agreements to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute in certain circumstances to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

      Certain of the Selling Shareholders have granted to the U.S. Underwriters a 30-day option to purchase up to an additional ____ shares of Common Stock, and the Company has granted to the U.S. Underwriters a 30-day option to purchase up to an additional ____ shares of Common Stock, on the same terms and conditions as set forth above to cover over-allotments, if any, and certain of the Selling Shareholders and the Company have granted the International Managers a similar option to purchase up to an additional _____ and _____ shares of Common Stock, respectively, to cover over-allotments, if any. To the extent that either such option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

      The U.S. Underwriters and the International Managers have entered into an Agreement between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common stock to cover over-allotments) offered in the U.S. Offering, (i) it is not purchasing any of such shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the same agreement, each International Manager has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common Stock to cover over-allotments) offered in the International Offering, (a) it is not purchasing any of such shares of Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock in the United States or Canada or to any U.S. or Canadian Person. Each International Manager also has agreed that it will offer to sell shares of Common Stock only in compliance with all relevant requirements of any applicable laws.

      The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions in or through investment advisors or other persons exercising investment direction; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter; and
   (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction,
   (b) the term "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction, and (c) the term "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof or any estate or trust, the income of which is subject to United States federal income taxation or Canadian income taxation regardless of its source (other than a foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person who is not otherwise a U.S. or Canadian Person.

      Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. Unless otherwise agreed, the price of any shares of Common Stock so sold shall be the public offering price as then in effect for the shares of Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession allocable to such shares of Common Stock. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

      This Prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares of Common Stock in Canada or any province or territory thereof. Any offer or sale of shares of Common Stock in Canada may only be made pursuant to an exemption from the prospectus and registration requirements in the province or territory of Canada in which such offer or sale is made.

      Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the latest closing date, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 ("1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on, and that it will procure that any purchaser from it of any of the shares of Common Stock undertakes to comply with the foregoing provisions of this paragraph.

      No action has been taken or will be taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of shares of Common Stock in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of shares of Common Stock offered pursuant to the Offering and the distribution of this Prospectus.

      Purchasers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

      The Representatives and the Lead Managers have informed the Company that the U.S. Underwriters and the International Managers do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell, contract to sell or otherwise issue or dispose of any Common Stock or other capital stock of the Company prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. The directors and officers of the Company and the Selling Shareholders have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any Common Stock or any other capital stock of the Company prior to expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc.

      Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives and the Lead Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

      If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth in the cover page of this Prospectus), the Representatives and the Lead Managers may reduce that short position by purchasing Common Stock in the open market. The Representatives and the Lead Managers also may elect to reduce any short position by exercising all or part of the over-allotment options described herein.

      In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this Offering.

      The Underwriters anticipate effecting a distribution of the shares of Common Stock offered hereby such that, if the Offering is consummated, there will be no fewer than 2,000 holders (including beneficial holders of shares held in the name of New York Stock Exchange members) holding round lots of 100 shares or more in order to fulfill a requirement for listing of the Common Stock on the New York Stock Exchange.

      Neither the Company, the Selling Shareholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Shareholders nor any of the Underwriters makes any representation that the Representatives or Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders, the Representatives and the Lead Managers. In determining such price, consideration will be given to various factors, including prevailing market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market of securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the Offering.

                                  LEGAL MATTERS

      The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin, and for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                     EXPERTS

      The consolidated financial statements of the Company as of October 31, 1996 and 1997 and for each of the three years in the period ended October 31, 1997, appearing in this Prospectus have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

      After the consummation of the Offering, the Company will be subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. The Registration Statement, as well as any such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Upon listing of the Common Stock on the New York Stock Exchange (the "NYSE"), reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

      The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent auditors.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                HK SYSTEMS, INC.

    Report of Independent Public Accountants  . . . . . . .   F-2

    Consolidated Balance Sheets as of October 31, 1996 and
     1997   . . . . . . . . . . . . . . . . . . . . . . . .   F-3

    Consolidated Statements of Income for each of the three
     years ended October 31, 1997   . . . . . . . . . . . .   F-4

    Consolidated Statements of Shareholders' Equity for
     each of the three years ended October 31, 1997   . . .   F-5

    Consolidated Statements of Cash Flows for each of the
     three years ended October 31, 1997   . . . . . . . . .   F-6

    Notes to Consolidated Financial Statements for each of
     the three years ended October 31, 1997   . . . . . . .   F-8


             MATERIAL HANDLING SYSTEMS DIVISION AND
           VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

    Report of Independent Public Accountants  . . . . . . .   F-22

    Combined Statements of Income for the year ended
     December 31, 1995 and the period January 1, 1996 to
     November 15, 1996  . . . . . . . . . . . . . . . . . .   F-23

    Combined Statements of Changes in Division Equity for
     the year ended December 31, 1995 and the period
     January 1, 1996 to November 15, 1996   . . . . . . . .   F-24

    Combined Statements of Cash Flows for the year ended
     December 31, 1995 and the period January 1, 1996 to
     November 15, 1996  . . . . . . . . . . . . . . . . . .   F-25

    Notes to Combined Financial Statements for the year
     ended December 31, 1995 and the period January 1, 1996
     to November 15, 1996   . . . . . . . . . . . . . . . .   F-26

   After the subsequent events immediately prior to the initial public offering are effected, as discussed in Note 16 to the Consolidated Financial Statements, we expect to be in a position to render the following report of independent public accountants.

                                           ARTHUR ANDERSEN LLP
                                           December 22, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Shareholders and
   Board of Directors
   of HK Systems, Inc.:

   We have audited the accompanying consolidated balance sheets of HK Systems, Inc. (a Wisconsin corporation) and subsidiaries as of October 31, 1996 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HK Systems, Inc. and subsidiaries as of October 31, 1996 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.



                                           ARTHUR ANDERSEN LLP


   Milwaukee, Wisconsin

                        HK SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         AS OF OCTOBER 31, 1996 AND 1997
                 (In thousands, except share and per share data)

                                                  1996          1997
                   ASSETS

   CURRENT ASSETS:
     Cash and cash equivalents                    $152          $332
     Accounts receivable, less allowance
       of $155 and $552 respectively            23,223        27,057
     Unbilled revenue                           20,273        25,539
     Inventory                                   3,484         8,845
     Deferred income taxes                       1,325         3,900
     Prepaid expenses and other current
       assets                                      830           823
       Total current assets                     49,287        66,496

    PROPERTY, PLANT AND EQUIPMENT:

     Land                                          840         1,060
     Building and building improvements          1,980         3,986
     Leasehold improvements                      2,599         2,321
     Computer equipment                          8,874        12,372
     Machinery and equipment                     4,314         7,398
     Office furniture and other                  1,358         3,605
                                               -------       -------
                                                19,965        30,742
     Less-Accumulated depreciation              (8,123)      (11,148)
                                               -------       -------
                                                11,842        19,594

   GOODWILL                                     21,666        39,121
   DEFERRED INCOME TAXES                         2,622         2,527
   OTHER ASSETS                                  5,372         3,623
                                               -------       -------
       Total                                   $90,789      $131,361
                                               -------       -------
               LIABILITIES AND
            SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Accounts payable                          $30,341       $24,225
     Accrued liabilities                        10,311        22,600
     Billings in excess of costs                 5,493         7,487
                                               -------       -------
       Total current liabilities                46,145        54,312

   LONG-TERM DEBT                               28,000        51,960
   OTHER LONG-TERM LIABILITIES                   2,015         3,499
   REDEEMABLE PREFERRED STOCK                   16,948        18,068
   SHAREHOLDERS' EQUITY:
     Common stock, $.01 par value;
       authorized 9,764,093 at 1996 and
       1997; issued 3,015,360 at 1996 and
       1997                                         30            30

     Additional paid-in capital                    603           603

     Retained (deficit) earnings                (2,952)        2,889
                                               -------       -------
       Total shareholders' (deficit)
        equity                                  (2,319)        3,522
                                               -------       -------
       Total                                   $90,789      $131,361
                                               =======       =======



   The accompanying notes to consolidated financial statements are an integral part of these statements.

                        HK SYSTEMS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
               FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
                      (In thousands, except per share data)


                                   Year Ended October 31,

                            1995          1996          1997

   NET REVENUES:
     Integrated systems    $70,689       $87,150      $163,472
     Customer services      40,501        49,792        65,200
     Logistics and
       software systems     15,413        13,143        17,478
                           -------       -------       -------
     Total net revenues    126,603       150,085       246,150

   COST OF SALES           108,526       123,354       193,646
                           -------       -------       -------
     Gross profit           18,077        26,731        52,504


    SELLING, GENERAL AND
     ADMINISTRATIVE
     EXPENSES               13,492        16,255        34,019

    AMORTIZATION OF
     GOODWILL                1,033         1,225         1,684
                           -------       -------       -------
     Income from
       operations            3,552         9,251        16,801

   OTHER INCOME (EXPENSE):

     Interest expense       (3,108)       (3,545)       (5,570)
     Other, net                178             9            80
                           -------       -------       -------
     Income before income
       taxes                   622         5,715        11,311

    PROVISION FOR INCOME
     TAXES                     398         2,288         4,051

     Net income before
       minority interest
       and dividends on
       preferred stock         224         3,427         7,260

    MINORITY INTEREST
     EXPENSE                  (187)            -             -
                           -------       -------       -------
     Net income before
       dividends on
       preferred stock          37         3,427         7,260


    DIVIDENDS ON PREFERRED
     STOCK                  (1,131)       (1,312)       (1,419)
                           -------       -------       -------
     Net income (loss)
       applicable to
       common shareholders $(1,094)       $2,115        $5,841
                          ========       =======       =======
   PER SHARE DATA:
     Primary and fully
       diluted net income
       (loss) per share of
       common stock         $(0.40)        $0.36         $0.77
                           =======       =======       =======


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                        HK SYSTEMS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
                                 (In thousands)


                                   Additional   Retained
                           Common    Paid-In    (Deficit)
                           Stock     Capital    Earnings     Total

   BALANCE, October 31,
     1994                   $21          $440    $(3,973)  $(3,512)

     Shares issued            9           163          -       172

     Stock dividends on
      Class B Preferred
      Stock                   -             -     (1,028)   (1,028)

     Accrued dividends on
      Class D Preferred
      Stock                   -             -       (103)     (103)

     Net income               -             -         37        37

   BALANCE, October 31,
     1995                    30           603     (5,067)   (4,434)

     Stock dividends on
      Class B Preferred
      Stock                   -             -     (1,120)   (1,120)

     Accrued dividends on
      Class D Preferred
      Stock                   -             -       (192)     (192)

     Net income               -             -      3,427     3,427

   BALANCE, October 31,
     1996                    30           603     (2,952)   (2,319)

     Stock dividends on
      Class B Preferred
      Stock                   -             -     (1,120)   (1,120)

     Accrued dividends on
      Class D Preferred
      Stock                   -             -       (299)     (299)

     Net income               -             -      7,260     7,260

   BALANCE, October 31,
     1997                   $30          $603     $2,889    $3,522


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                        HK SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
                                 (In thousands)



                                         Year Ended October 31,

                                     1995         1996         1997

   CASH FLOWS PROVIDED BY
     OPERATING ACTIVITIES:
     Net income                       $37       $3,427       $7,260
     Adjustments to reconcile
      net income to net cash
      provided by operating
      activities-
     Depreciation                   2,851        3,852        5,224
     Amortization                   2,690        2,882        4,939
     Minority interest expense        187            -            -
     Deferred income taxes           (106)         265         (996)
     Other                            210          369         (827)

     Changes in assets and
      liabilities-
     Accounts receivable           (5,628)        (220)      20,474
     Unbilled revenue              (1,084)      (4,434)         667
     Inventory                        344         (555)       2,959
     Prepaid expenses and other
      current assets                  (62)         471          147
     Accounts payable               3,082        9,476      (12,674)
     Accrued liabilities           (3,561)       1,492        3,729
     Billings in excess of costs    2,850       (7,761)      (8,243)
                                 --------      -------     --------
     Net cash provided by
      operating activities          1,810        9,264       22,659
                                 --------      -------     --------
   CASH FLOWS USED FOR INVESTING
     ACTIVITIES:

     Purchase of fixed assets      (1,429)      (3,145)      (4,086)
     Payment of financing fees       (169)         (26)        (290)
     Acquisition of Eaton
      Kenway, Inc.                 (2,273)           -            -
     Investment in joint venture        -       (2,600)       2,600
     Acquisition of the Material
      Handling Systems division
      and VantageWare division          -            -      (34,600)
     Purchase of license rights         -            -       (2,063)
                                  -------     --------     --------
     Net cash used for investing
      activities                   (3,871)      (5,771)     (38,439)
                                  -------     --------     --------

                        HK SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
                                 (In thousands)
                                   (Continued)


                                          Year Ended October 31,

                                      1995         1996         1997


   CASH FLOWS (USED FOR) PROVIDED
     BY FINANCING ACTIVITIES:
     Payment of Harnischfeger
      Industries, Inc. debt        $(4,000)    $(18,000)      $    -
     Proceeds from borrowings on
      revolving line of credit,
      net                            2,000       12,000       15,960
     Sale of preferred stock         4,000            -            -
     Redemption of subsidiary
      preferred stock                 (771)           -            -
     Sale of common stock              172            -            -
                                   -------      -------      -------
     Net cash (used for) provided
      by financing activities        1,401       (6,000)      15,960
                                   -------      -------      -------
   NET INCREASE (DECREASE) IN
     CASH AND CASH EQUIVALENTS        (660)      (2,507)         180

   CASH AND CASH EQUIVALENTS,
     beginning of year               3,319        2,659          152
                                   -------      -------      -------
   CASH AND CASH EQUIVALENTS, end
     of year                        $2,659         $152         $332
                                   =======      =======      =======
   SUPPLEMENTAL INFORMATION:
     Interest paid                  $2,215       $3,664       $5,053
     Income taxes paid                $722       $1,035       $5,285



   The accompanying notes to consolidated financial statements are an integral part of these statements.

                        HK SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997

                 (In thousands, except share and per share data)



   (1)  Organization-

        On October 29, 1993, HK Systems, Inc., formerly known as HEI Systems, Inc. (the "Company"), purchased all of the outstanding shares of common stock of Harnischfeger Engineers, Inc. ("HEI") from Harnischfeger Industries, Inc. ("Harnischfeger"). On February 13, 1995, the Company acquired substantially all of the net assets of Eaton-Kenway, Inc., a wholly-owned subsidiary of Eaton Corporation (the "Eaton-Kenway Acquisition"). On November 15, 1996, the Company acquired substantially all of the net assets of the Material Handling Systems division ("MHS") and VantageWare division ("VW") of Western Atlas Inc. (the "Western Atlas Acquisition").

   (2)  Nature of Operations-

        The Company develops, implements and supports integrated solutions to complex material handling and supply chain needs of a wide array of businesses and industries. The Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices ("Integrated Systems"); provides aftermarket services for owners of systems and equipment the Company has installed and for other customers ("Customer Services"); and develops and implements advanced software systems, including warehouse management systems and customized logistics software for specific supply chain applications. ("Logistics and Software Systems"). Sales are primarily in the United States of America.

   (3)  Acquisitions-

        HEI Acquisition-

        Effective October 29, 1993, the Company purchased all of the outstanding shares of common stock of HEI. The acquisition was accounted for under the purchase method of accounting. The purchase price ($22,982 in cash, $10,000 of preferred stock of HEI and a $12,000 promissory note to Harnischfeger) was allocated based on fair values as follows:

            Current assets                                 $43,768
            Property, plant and equipment                    6,998
            Goodwill and capitalized software costs         23,024
            Current liabilities                            (28,808)
                                                           -------
                 Purchase price                            $44,982
                                                           =======



        Harnischfeger retained its holding of the Class A Preferred Stock of HEI, totalling $10,000. The Company recognized Harnischfeger's interest in HEI Class A Preferred Stock as a minority interest.

        Consistent with the Company's accounting policies, the purchase included the acquisition of certain in-process software and development costs included in goodwill and capitalized software costs above, which resulted in a charge to income of $4,186 for the year ended October 31, 1994. The amount allocated to the in-process software and development costs was determined by appraisal. The projects in-process required resolution of high-risk development and testing issues in order to reach technological feasibility. At the date of acquisition, the purchased in-process software and development costs had no alternative uses.

        Eaton-Kenway Acquisition-

        The February 13, 1995 Eaton-Kenway Acquisition was accounted for under the purchase method of accounting. The purchase price ($2,273 in cash and a $10,000 promissory note to Eaton Corporation) was allocated based on fair value as follows:

                 Current assets                       $13,800
                 Property, plant and equipment          8,200
                 Goodwill                              13,156
                 Current liabilities                  (22,883)
                                                      -------
                      Purchase price                  $12,273
                                                      =======


        Western Atlas Acquisition-

        The November 15, 1996 Western Atlas Acquisition was accounted for under the purchase method of accounting. The purchase price ($34,600 in cash and an $8,000 promissory note to Western Atlas) was allocated based on fair values as follows:

                Current assets                         $38,700
                Property, plant and equipment           11,196
                Goodwill                                19,168
                Current liabilities                    (26,464)
                                                       -------
                     Purchase price                    $42,600
                                                       =======


        Unaudited pro forma operating results of the Company, assuming the Western Atlas Acquisition had been made as of November 1, 1996, were not included as such results were not significantly different than historical results.

   (4)  Summary of Significant Accounting Policies-

        Principles of consolidation-
        The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Concentration of credit risk-

        The Company sells its products to a wide range of companies in diverse industries that include automotive, banking, beverage production, food processing and heavy manufacturing. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required. For the years ended October 31, 1995 and 1996 the Company had a different customer each year that accounted for 14% and 15% of net revenues, respectively. For the year ended October 31, 1997, the Company had two customers that accounted for 13% and 10% of net revenues, respectively. Management does not believe that significant credit risk exists at October 31, 1997.

        Fair value of financial instruments-

        For purposes of financial reporting, the Company has determined that the fair value of financial instruments approximates book value at October 31, 1996 and 1997 based on terms available to the Company in financial markets.

        Revenue recognition-

        Revenue and gross profits on virtually all long-term systems integration and aftermarket customer service contracts is recorded using the percentage-of-completion method of accounting. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified.

        Software license fee revenue is recorded when the software has been delivered (which is generally considered to be at the completion of the first installation), the license agreement with the customer has been executed, and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting.

        Progress billings-

        The Company bills its customers based on the terms set forth in a sales contract. The billing schedule does not necessarily match the stage of completion of a customer's order for installation. As such, costs, earnings and billings are accumulated for jobs in progress at period end and to the extent costs and earnings exceed billings or billings exceed costs and earnings, an asset (unbilled revenue) or liability (billings in excess of costs) is recorded.

        Cash and cash equivalents-

        The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

        Checks not presented for payment-

        As of October 31, 1996 and 1997, $2,349 and $4,280 of checks not presented for payment are included in accounts payable in the consolidated balance sheets, respectively.

        Inventories-

        Inventories are stated at the lower of cost or market, using the first-in, first-out (FIFO) method. Inventory cost includes material, labor and overhead.

        Inventories at October 31, 1996 and 1997, consisted of the following:

                                               1996         1997

            Raw materials                   $3,213        $4,875
            Work in process                    257         2,551
            Finished goods                      14         1,419
                                            ------        ------
                                            $3,484        $8,845
                                            ======        ======



        Property, plant and equipment and depreciation-

        Property, plant and equipment purchased in acquisitions is stated at fair value at the date of acquisition. Subsequent additions are stated at cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs that do not significantly improve the related asset or extend its useful life are charged to expense as incurred. For financial reporting purposes, depreciation is computed using the straight-line method based upon estimated useful lives.

        The estimated useful lives generally used for calculating depreciation expense are as follows:

               Building                                  25 years
               Leasehold improvements                    15 years
               Computer equipment                    3 to 7 years
               Machinery and equipment               5 to 7 years
               Office furniture                      3 to 7 years

        Depreciation expense for each of the three years ended October 31, 1997, was $2,851, $3,852, and $5,224, respectively. Accelerated depreciation methods are used for tax purposes.

        Long-lived assets-

        Effective November 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption of this standard did not have a material impact on the Company's financial position or results of operations.

        Property held for sale-

        In connection with the Western Atlas Acquisition, the Company acquired certain land and buildings which the Company did not consolidate into its operations. The Company is currently holding this property for sale. At October 31, 1997, the property was recorded at its estimated realizable value of $1,800 and is included in other assets in the consolidated balance sheets.

        Investment in joint venture-

        Investment in joint venture, as included in other assets in the consolidated balance sheets, consists of a non-controlling interest in a limited liability company acquired on March 6, 1996. The Company sold its investment on October 31, 1997 for $2,600,000, and recorded a gain on sale of $343,000.

        Income taxes-

        The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

        Deferred financing fees-

        Financing fees, as included in other assets in the consolidated balance sheets, are deferred and charged to interest expense over the term of the related debt agreement. Amortization of these fees for each of the three years ended October 31, 1997, was $226, $248, and $170, respectively. Accumulated amortization at October 31, 1996 and 1997 is $642 and $812, respectively.


        Goodwill-

        Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is being amortized on a straight-line basis over 20 years for acquisitions of entities with primarily technological or software related activities. Goodwill is being amortized on a straight-line basis over 40 years for acquisitions of entities with primarily manufacturing activities. Amortization expense for each of the three years ended October 31, 1997, was $1,033, $1,225, and $1,684, respectively. Accumulated amortization at October 31, 1996 and 1997 was $2,825 and $4,509, respectively.

        Management will periodically review the carrying value of its goodwill for potential impairment. Any goodwill asset for which management believes there is no future economic life is reflected when the facts that require the write-off become known.

        Capitalized software costs-

        Capitalized software costs, as included in other assets in the consolidated balance sheets, are being amortized on a straight-line basis over four to five years. Amortization expense for each of the three years ended October 31, 1997, was $1,657, $1,657, and $3,255, respectively. Accumulated amortization at October 31, 1996 and 1997 was $4,971 and $8,226, respectively.

        Management will periodically review the carrying value of its capitalized software costs for potential impairment. Any capitalized software cost for which management believes there is no future economic life is reflected when the facts that require the write-off become known.

        Minority interest-

        During 1994, the Company recognized as minority interest the HEI Class A Preferred Stock totaling $10,000 and Class C Preferred Stock totaling $600 held by Harnischfeger in HEI. During 1995, the Class A Preferred Stock was converted into a subordinated promissory note and the Class C Preferred Stock was redeemed.

        Research and development costs-

        Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products that were not charged directly to contracts amounted to $1,319, $1,981, and $4,951 for each of the three years ended October 31, 1997, respectively.

        Advertising costs-

        Advertising costs are expensed as incurred. Such costs amounted to $685, $975, and $1,839 for each of the three years ended October 31, 1997, respectively.

        Derivatives-

        Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Gains and losses on foreign currency instruments are deferred until the hedged transaction occurs. Amounts to be received or paid under interest rate swaps and caps are recognized as interest income or expense in the periods in which they accrue. If interest rate swap or cap agreements are terminated due to the underlying debt being extinguished, any resulting gain or loss is recognized as interest income or expense at the time of termination.

   (5)  Related Party Transactions-

        During 1995, the Company leased its main facility and headquarters from Harnischfeger, its former parent. The Company paid
        Harnischfeger $780 in accordance with this lease for the year ending October 31, 1995.

        The Company pays M&I Ventures Corporation ("MIVC"), a holder of Class B Preferred Stock and Class C Common Stock of the Company, for certain services. For each of the three years ended October 31, 1997 the Company paid MIVC $50 for these services, respectively. Upon the acquisition of HEI, the Company paid to MIVC $550 in connection with their efforts to consummate the acquisition and secure related outside debt commitments. In connection with the Eaton-Kenway Acquisition, the Company paid the State of Wisconsin Investment Board, a holder of Class B Preferred Stock of the Company, $30 and MIVC $270. In connection with the Western Atlas Acquisition, the Company paid MIVC $225.

   (6)  Operating Leases-

        The Company leases certain facilities and equipment from unrelated parties, which are classified as operating leases. Future minimum rentals under all operating leases over their remaining terms are approximately as follows:

                     Fiscal Year                       Amount

               1998                                   $ 2,697
               1999                                     2,403
               2000                                     2,406
               2001                                     2,141
               2002                                     2,134
               2003 and thereafter                     19,626
                                                      -------
                                                      $31,407
                                                      =======


        Total rental expense was $1,680, $2,239, and $3,295 for each of the three years ended October 31, 1997, respectively.

   (7)  Long-Term Debt-

        Long-term debt at October 31, 1996 and 1997 consisted of the following:

                                                 1996            1997

      Revolving line of credit agreement       $18,000         $33,960
      Junior subordinated debt: 12%             10,000          10,000
      Junior subordinated debt: 10%                  -           8,000
                                               -------         -------
                Total                          $28,000         $51,960
                                               =======         =======



        At October 31, 1997, the revolving line of credit totaled $90,000. Availability under the revolving line of credit is limited by certain financial covenants and at October 31, 1997, the Company had $39,500 available. The revolving line of credit terminates on November 1, 1999. The revolving line of credit bears interest at floating rates expressed in relation to either LIBOR or the bank's prime rate. The revolving line of credit is collateralized by substantially all the assets of the Company and subsidiaries. Borrowings outstanding at October 31, 1997, bear interest ranging from 7.06% to 8.50%. The Company is required to pay a commitment fee of 0.25% on the unused portion of the revolving line of credit. The Company considers the October 31, 1997, outstanding revolving line of credit borrowings as long-term debt.

        The Company has a $10,000 junior subordinated note due to Eaton Corporation with interest at 12% in 1997 increasing to 20% after 2000. Principal is due in annual installments of $1,667 commencing February 13, 2000, with final payment due February 12, 2005 or upon demand in the event of an initial public offering by the Company.

        The Company has an $8,000 junior subordinated note due to Western Atlas Inc. with interest at 10%, increasing to 15% after November 15, 1998. Principal is due in full on November 30, 2003 or upon demand in the event of an initial public offering by the Company.

        As the Company has the ability, under its revolving line of credit, to pay off its junior subordinated notes prior to interest rates increasing to 20% and 15%, respectively, no incremental interest expense has been recorded.

        Maturities of long-term debt, including borrowings under the revolving line of credit, are as follows:

                        Fiscal Year                Amount

                   1998                         $       -
                   1999                            33,960
                   2000                             1,667
                   2001                             1,667
                   2002                             1,666
                   2003 and Thereafter             13,000

        The terms of the revolving line of credit agreement place limits on the amount of additional long-term debt the Company may issue, limits on the amount of capital expenditures in any year, restrictions on the payment of dividends, requires maintenance of minimum current, leverage and interest coverage ratios, and requires minimum total capitalization and billed receivable balances, as defined.

   (8)  Shareholders' Equity-

        The Company had authorized 9,572,640 (1995) and 9,764,093 (1996 and
        1997) shares of Common Stock, $0.01 par value divided into the following series:

       (a)   3,757,280 (1995) and 3,948,733 (1996 and 1997) shares of Class A
             Common Stock, of which 2,800,000 shares are issued and outstanding at October 31, 1995, 1996 and 1997, respectively.

       (b) 5,600,000 shares of Class B Common Stock, none of which is issued or outstanding at October 31, 1995, 1996 and 1997, respectively; and

       (c) 215,360 shares of Class C Common Stock, all of which are issued and outstanding at October 31, 1995, 1996 and 1997, respectively.

          There are no differences between the classes of Common Stock.

   (9)    Redeemable Preferred Stock-

       The Company had authorized 7,600,000 shares of Preferred Stock, $0.01 par value, subject to a mandatory redemption on the earlier of November 1, 2003, or a liquidation of the Company, designated into the following series:

       (a) 5,600,000 shares of Class B Cumulative Convertible Preferred Stock, face value of $2.50 per share, convertible on a 1 to 1 basis into Class B common shares. At October 31, 1996 and 1997, 5,600,000 shares, respectively, are issued and outstanding; and

       (b) 2,000,000 shares of Class D Cumulative Preferred Stock, face value of $2.50 per share, 731,000 (1995), 1,179,000 (1996) and
             1,627,000 (1997) shares of which are issued and outstanding.

       Class B Preferred Stock bears a cumulative annual dividend yield of 8%, payable quarterly in Class D Preferred shares until October 31, 1996. The Company may pay any and all quarterly dividends on the Class B Preferred Stock which accrue after October 31, 1996, in the form of cash or Class D Preferred shares. Class D Preferred shares bear a cumulative annual dividend yield of 8%, payable quarterly. The holders of Class B Preferred Stock are entitled to one vote for each share owned. Class D Cumulative Preferred shares are not entitled to any voting rights except as may be required by law.

   (10)   Stock Options-

       The Company's 1993 Executive Stock Option Plan ("the Plan"), as amended, provides for the grant of nonqualified incentive stock options to key employees and directors. The Plan provides for the granting of options for a total of 683,760 (1994), 957,280 (1995) and 1,148,733 (1996 and 1997) shares of Class A Common Stock, respectively. The purchase price of shares subject to each option granted will not be less than the fair market value at the date of grant. Generally, the options become exercisable in whole five years after the grant, or upon a registered public offering of the Company or sale of the Company if earlier. The option term expires ten years subsequent to the grant date. Certain information regarding the stock option plan follows:

                                                                    Weighted
                                                                    Average
                                       Number       Option Price    Exercise
                                     of Shares       Per Share       Price

   Outstanding at October 31, 1994     618,000            $1.00       $1.00
     Granted                           358,000             1.00        1.00
     Canceled                          (32,000)            1.00        1.00
                                       -------            -----       -----
   Outstanding at October 31, 1995     944,000            $1.00       $1.00
     Granted                            30,000             1.00        1.00
     Canceled                          (48,000)            1.00        1.00
                                       -------            -----       -----
   Outstanding at October 31, 1996     926,000            $1.00       $1.00
     Granted                           271,800      6.43 - 8.75        6.50
     Canceled                         (134,000)     1.00 - 6.43        2.38
                                     ---------     ------------       -----
   Outstanding at October 31, 1997   1,063,800     $1.00 - 8.75       $2.23

   Exercisable at October 31, 1997           -         $      -   $       -
                                     =========         ========   =========


       Effective November 1, 1996, the Company adopted SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation plans.

       SFAS 123 defines a fair value based method of accounting for employee stock option or similar equity instruments. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost is recognized over the service period, which is usually the vesting period.

       Compensation cost can also be measured and accounted for using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APBO 25"), "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

       The largest difference between SFAS 123 and APBO 25 as it relates to the Company is the amount of compensation cost attributable to the Company. Under APBO 25 no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the estimated market price at the date of grant and therefore there is no intrinsic value. SFAS 123 compensation cost would equal the calculated fair value of the options granted.

       As permitted by SFAS 123, the Company continues to measure compensation cost for such plans using the accounting method prescribed by APBO 25.

       Had compensation cost for the Company's options granted after November 1, 1995, been determined consistent with SFAS 123, the Company's earnings per share for the years ended October 31, 1996 and 1997 would have been reduced by less than $0.01 and $0.02 per share in 1996 and 1997, respectively.

       The fair value of each option grant was estimated as of the date of grant using the Minimum Value pricing model. The resulting compensation cost was amortized over the vesting period.

       The grant date fair values and assumptions used to determine such value are as follows:

                  Options Granted During             1996       1997

        Weighted-average grant date fair value      $0.47       $2.98
        Weighted-average risk-free interest rate     6.3%       6.2%
        Weighted-average expected life of option   10 years   10 years

   (11)   Stock Purchase Warrants-

       In connection with the Western Atlas Acquisition, the Company issued warrants to purchase common stock to Western Atlas. All of the warrants issued were outstanding at October 31, 1997. The warrants allow Western Atlas to purchase $2,000 of common stock at a price equal to 115% of the price to the public per share of Common Stock in an initial public offering. The earliest exercise date on the warrants would be following the Initial Public Offering date. The warrants are not transferable at any time without the written consent of the Company. These warrants expire on November 15, 2003. No value was assigned to the warrants as the amount was deemed immaterial.

   (12)   Earnings Per Share of Common Stock-

       Primary earnings per share of Common Stock is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents consist of stock options and the convertible Class B Preferred Stock and are included in the weighted average number of common shares outstanding when the impact is dilutive. Fully diluted earnings per share equals primary earnings per share. Outstanding warrants have no impact on earnings per share as the exercise price is in excess of the market price of the common stock as of October 31, 1997.

       In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"). The Company will adopt SFAS 128 effective November 1, 1997. On a pro forma basis, if the Company had adopted SFAS 128 for each of the three years ended
       October 31, 1997, the effect of this accounting change on reported earnings per share would be:

                                              Years Ended October 31,
                                             1995       1996      1997
      Basic-
        Primary net income (loss) as
         reported                           $(0.40)    $0.36      $0.77
        Effect of SFAS 128                       -       .34       1.17
                                            ------     -----      -----
        Basic income (loss) as restated     $(0.40)    $0.70      $1.94
                                            ======     =====      =====
      Diluted-
        Fully diluted net income (loss)
         as reported                        $(0.40)    $0.36      $0.77
        Effect of SFAS 128                       -         -          -
                                            ------     -----      -----
        Diluted income (loss) as
         restated                           $(0.40)    $0.36      $0.77
                                            ======     =====      =====


   (13)   Commitments, Contingencies and Off Balance Sheet Risks-

       Surety bonds-

       The Company was contingently liable to Harnischfeger in the amount of $49,000 and $34,000 as of October 31, 1995 and 1996, respectively, for outstanding surety bonds issued on behalf of the Company in which Harnischfeger had agreed to indemnify third party sureties for certain contractual obligations of the Company.

       General litigation-

       The Company is a party to litigation matters, claims and performance guarantees, which are normal in the course of its operations, and while the results of litigation, claims and performance guarantees cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated results of operations or financial position.

       Federal Reserve Bank of San Francisco-

       On July 1, 1992, Eaton-Kenway entered into a contract ("Fed Contract") with the Federal Reserve Bank of San Francisco ("SF Fed") relating to the installation of a material handling system. On February 13, 1995, the Company assumed the Fed Contract in the Eaton-Kenway Acquisition. On April 7, 1995, the SF Fed filed the Fed Suit in the United States District Court for the Northern District of California against the Company, Eaton-Kenway and Eaton alleging, among other things, a failure to install a properly operating material handling system for two existing SF Fed bank vaults in breach of the Fed Contract. The SF Fed purports to seek not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. In 1995, the court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint for breach of contract and rescission and restitution. Although this order is subject to appeal after the entry of final judgment in the action, there can be no assurance that any such appeal would be successful.
       It is anticipated that a jury trial on the damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be scheduled in 1998. The Company believes it has meritorious defenses and rights in connection with the Fed Suit. Nonetheless, due to the uncertainties inherent in litigation, particularly where the verdict results from jury deliberations, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition.

       Off-balance sheet risks-

       The Company entered into a three year interest rate cap with a commercial bank agreement on March 9, 1995. The contract amount of the cap agreement is $10,000 through March 9, 1997 and $5,000 thereafter. This agreement requires quarterly payments to the Company when the LIBOR rate exceeds the cap rate of 8%. The Company paid a fee of $106 related to the cap agreement and is amortizing the fee over the life of the agreement. The LIBOR rate during 1995, 1996 and 1997 did not exceed 8%, as such the Company did not receive any payments.

       On June 3, 1996, the Company entered into two interest rate swap agreements with a commercial bank, each with a notional amount of $4,000. These agreements expire on June 3, 1998. The first agreement effectively changes the rate on $4,000 of revolver borrowings to 7.7%. The second agreement effectively changes the rate on $4,000 of revolver borrowings to 7.9%. At October 31, 1996 and 1997, $12 and $9 was payable by the Company under these agreements, respectively.

       Under the cap and swap agreements, the Company is exposed to credit risk only in the event of nonperformance by the commercial banks, which is not anticipated.

       The Company occasionally enters into foreign currency future contracts to hedge specific contract related receivables and payables denominated in foreign currencies. There were no contracts outstanding at October 31, 1996 and 1997.

   (14)   Federal and State Income Taxes-

       The provision for income taxes for each of the three years ended October 31, 1997, consisted of the following:

                                    Years Ended October 31,

                                 1995          1996          1997
          Current-
              Federal             $444       $1,458        $3,965
              State                 60          565         1,082
          Deferred                (106)         265          (996)
                                 -----       ------        ------
                                  $398       $2,288        $4,051
                                 =====       ======        ======


       A reconciliation of the Federal statutory tax rate to the consolidated effective tax rate is as follows:

                                             Years Ended October 31,
                                             1995       1996      1997

        Federal statutory rate                $218    $2,000     $3,959
        State income taxes, net of
           Federal taxes                        33       271        450
        Nondeductible expenses                 153       125         86
        Research and development credit         23       (19)      (415)
        Other                                  (29)      (89)       (29)
                                             -----    ------     ------
        Effective tax rate                    $398    $2,288     $4,051
                                             =====    ======     ======


       Deferred taxes result from temporary differences between the book and tax basis of the Company's assets and liabilities. The components of the net deferred tax asset (liability) as of October 31, 1996 and 1997 are as follows:

                                             1996           1997
   Current deferred tax assets:
     Accruals, not currently deductible   $   765         $2,732
     Book versus tax contract accounting      560          1,168
                                           ------          -----
     Total current net deferred tax
       assets                               1,325          3,900

   Long-term deferred tax assets
     (liabilities):
     Accelerated amortization               1,895          2,391
     Research and development credit
       carryforward                           916            246
     Accelerated depreciation                (189)          (110)
                                           ------         ------
     Total long-term net deferred tax
       assets                              $2,622         $2,527
                                           ======         ======


       No valuation allowance has been recorded as it is more likely than not that the net deferred income tax assets will be realizable through future profitable operations of the Company.

   (15)   Retirement Plans-

       The Company maintains a defined contribution 401(k) plan for the Company employees with employer match provisions up to certain levels subject to the discretion of the Board of Directors on an annual basis. The Company's matching expense for each of the three years ended October 31, 1997, totaled $536, $685, and $1,137, respectively.

       The Company also has a profit sharing program whereby funds are contributed to the 401(k) plan. These contributions are subject to the discretion of the Board of Directors on an annual basis. The Company's profit sharing expense totaled $500, $750, and $1,400, respectively.

   (16)   Subsequent Events-

       Subsequent to year-end, the Company executed the following:

       (a) The Company adopted an employee stock ownership plan (the "ESOP") in which substantially all employees of the Company participate. As of December 22, 1997, the ESOP had no activity.

       (b) The Company incurred additional indebtedness on its revolving line of credit of $6,500 to purchase 420,000 shares of Class A Common Stock at $15.38 per share from a former employee to liquidate the employee's interest after the employee exercised contractual put rights.

       (c) The Company amended its revolving credit agreement by (i) reducing the line from $90,000 to $80,000; (ii) extending the termination date to December, 2002; (iii) amending certain of the financial covenants and (iv) borrowing $6,000 under a term loan. The term loan shall be used by the Company to fund its substantially concurrent loan of like amount to the ESOP.

       Immediately prior to the initial public offering, the Company plans to execute the following:

       (d) Declare a 0.40 to 1 stock split on preferred and common stock. All share and per share information has been retroactively adjusted.

       (e) Increase authorized capital stock to 40,000,000 shares of common stock and 10,000,000 shares of preferred stock.

       (f) Cancel all put rights that management has to require a sale of all of the common stock and preferred stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Equityholders of the Material Handling
   Systems Division and VantageWare Division of Western Atlas Inc.:

   We have audited the accompanying combined statements of income, changes in division equity and cash flows of the Material Handling Systems Division and VantageWare Division of Western Atlas Inc. (a Delaware corporation) for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of the Material Handling Systems Division and VantageWare Division of Western Atlas Inc. for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, in conformity with generally accepted accounting principles.


                                    ARTHUR ANDERSEN LLP


   Milwaukee, Wisconsin,
   December 12, 1997.

                     MATERIAL HANDLING SYSTEMS DIVISION AND
                   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

                          COMBINED STATEMENTS OF INCOME
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                 THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
                                 (In thousands)

                                                       1995          1996

   NET REVENUES                                      $79,277      $89,333

   COST OF SALES                                      63,001       68,782
                                                     -------      -------

     Gross profit                                     16,276       20,551

   SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                          19,828       20,281
                                                     -------      -------
     Income (loss) from operations                    (3,552)         270

   OTHER INCOME, NET                                      50          201
                                                     -------      -------
     Income (loss) before income taxes                (3,502)         471

   PROVISION (CREDIT) FOR INCOME TAXES                (1,369)         182
                                                     -------     --------
   NET INCOME (LOSS)                                 $(2,133)        $289
                                                     =======     ========



            The accompanying notes to combined financial statements
                    are an integral part of these statements.

                     MATERIAL HANDLING SYSTEMS DIVISION AND
                   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

                COMBINED STATEMENTS OF CHANGES IN DIVISION EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                 THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
                                 (In thousands)



                                       Combined
                                       Division      Retained
                                        Equity        Deficit        Total

   BALANCE, at December 31, 1994        $40,512      $(12,538)      $27,974

     Net loss                                 -        (2,133)       (2,133)

     Contributions to parent, net        (5,764)            -        (5,764)
                                        -------       -------       -------
   BALANCE, at December 31, 1995         34,748       (14,671)       20,077

     Net income                               -           289           289

     Contributions to parent, net           (23)            -           (23)
                                        -------      --------       -------
   BALANCE, at November 15, 1996        $34,725      $(14,382)      $20,343
                                        =======      ========       =======


            The accompanying notes to combined financial statements
                    are an integral part of these statements.

                     MATERIAL HANDLING SYSTEMS DIVISION AND
                   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

                        COMBINED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                 THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
                                 (In thousands)


                                                      1995         1996
   CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:

     Net income (loss)                              $(2,133)        $289
     Adjustments to reconcile net income
      (loss)to net cash provided by operating
      activities-
     Depreciation                                     2,536        2,138
     Deferred income taxes                           (1,369)           -
     Changes in assets and liabilities-
     Accounts receivable                               (504)      (5,630)
     Unbilled revenue                                 4,953          564
     Inventory                                        1,736       (2,157)
     Other assets                                       641         (117)
     Accounts payable                                (1,725)       2,354
     Accrued liabilities                                303        1,402
     Billings in excess of cost                       2.734        2,745
     Other liabilities                                  394         (404)
                                                    -------      -------
     Net cash provided by operating activities        7,566        1,184
                                                    -------      -------
   CASH FLOWS USED FOR INVESTING ACTIVITIES:
     Purchase of fixed assets                        (1,260)      (1,688)

   CASH FLOWS USED FOR FINANCING ACTIVITIES:

     Net contributions to parent                     (5,764)         (23)
                                                    -------      -------
   NET (DECREASE) INCREASE IN CASH AND CASH
     EQUIVALENTS                                        542         (527)

   CASH AND CASH EQUIVALENTS, beginning of
     period                                             177          719
                                                    -------      -------
   CASH AND CASH EQUIVALENTS, end of period            $719         $192
                                                    =======      =======



            The accompanying notes to combined financial statements
                    are an integral part of these statements.

                     MATERIAL HANDLING SYSTEMS DIVISION AND
                   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                 THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
                                 (In thousands)



   (1)  Business Description-

      The Material Handling Systems division ("MHS") of Western Atlas Inc. ("Western Atlas") is engaged in the design, manufacture and sale of automated storage/retrieval systems, conveyors and sortation equipment and palletizers. The VantageWare division ("VW") of Western Atlas is engaged in designing and selling software products for the material handling industry. Sales for both divisions are primarily in the United States of America.

   (2)  Summary of Significant Accounting Policies-

      Principles of combination-

      The combined financial statements include the accounts of MHS and VW. All significant interdivisional balances and transactions have been eliminated.

      Use of estimates-

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue recognition-

      Revenue and gross profits on virtually all long-term customer contracts is recorded using the percentage-of-completion method of accounting. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified.

      Software license fee revenue is recorded when the software has been delivered, the license agreement with the customer has been executed and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting.

      Inventories-

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

      Property, plant and equipment and depreciation-

      Property, plant and equipment additions are stated at cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs which do not significantly improve the related asset or extend its useful life are charged to expense as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over three to twenty eight years based on asset type. Accelerated depreciation methods are used for tax purposes.

      Research and development expenses-

      Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products that were not charged directly to contracts amounted to $927 and $1,769 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

      Capitalized software costs-

      MHS and VW capitalize all costs associated with the purchase of software or licenses that are to be sold. These costs are amortized on a straight-line basis over the remaining estimated economic life of the product, which is generally five years. During the year ended December 31, 1995, VW wrote off approximately $1,165 of capitalized software costs for two products that management believed had no future economic life. The write off is included in cost of sales in the combined statements of income. As of November 15, 1996, all unamortized capitalized software costs have been written off.

      Intercompany charges-

      MHS and VW have historically depended upon Western Atlas for support for various services such as legal, financial, human resources, insurance, risk management and communications. Western Atlas allocated the cost for these services among its businesses based on sales, head count and net working assets. The allocated costs for these services are included in selling, general and administrative expenses in the combined statements of income and totaled $1,060 and $943 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively. Management believes that the method used to allocate these expenses reasonably reflects the costs of actual services provided.

   (3)  Operating Leases-

      MHS and VW are party to various operating leases for facilities and equipment. Total rental expense was $462 and $406 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

   (4)  Combined Division Equity-

      Combined division equity includes retained deficit and all distributions between Western Atlas and MHS and VW.

   (5)  Retirement Plan-

      MHS and VW have a defined contributory plan for their employees under the Western Atlas Financial Security and Savings Program. The plan provides for employer match provisions up to certain levels. MHS and VW's matching expense related to the plan totaled $244 and $235 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

   (6)  Post Retirement Benefit Plan Other Than Pensions-

      MHS and VW provide certain post retirement health care coverages for their employees. The net postretirement cost for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, was approximately $196 and $145, respectively.

   (7)  Federal and State Income Taxes-

      MHS and VW are included in Western Atlas' consolidated federal income tax return. The provision (credit) for income taxes as shown on the combined statements of income was calculated on a standalone basis. The provision (credit) for income taxes for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, consisted of the following:

                                               1995        1996
              Current-
                 Federal                     $     -        $153
                 State                             -          29
              Deferred                        (1,369)          -
                                             -------       -----

                                             $(1,369)       $182
                                             =======       =====


      A reconciliation of the Federal statutory tax rate to the consolidated effective tax rate is as follows:

                                                     1995         1996

        Federal statutory rate                        (34)%       34%

        State income taxes, net of Federal tax
           liability                                   (4)          4
        Other                                          (1)          1
                                                     ----       -----
        Effective tax rate                            (39)%       39%
                                                     ====       =====



   (8)  Commitments and Contingencies-

      MHS and VW are party to litigation matters, claims and performance guarantees, which are normal in the course of its operations, and while the results of litigation, claims and performance guarantees cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on MHS and VW's operations.

   (9)  Acquisition-

      On November 15, 1996, HK Systems, Inc. acquired substantially all of the net assets of MHS and VW from Western Atlas for a purchase price of $42,600. The purchase price consisted of $34,600 in cash and an $8,000 promissory note to Western Atlas. HK Systems, Inc. also assumed $26,464 of liabilities of MHS and VW in connection with the acquisition.

   (BACK COVER)

                             SUPPLY CHAIN MANAGEMENT


   IN TODAY'S BUSINESS WORLD, COMPANIES CAN RESPOND TO INCREASING CUSTOMER DEMANDS FOR FASTER, MORE EFFICIENT AND CUSTOMIZED PRODUCT DELIVERY THROUGH SUPPLY CHAIN PRACTICES THAT INCLUDE DEMAND-PULL MANUFACTURING SYSTEMS AS WELL AS THIRD-PARTY DISTRIBUTION, MIXED-LOAD SHIPMENTS AND MORE FREQUENT, SMALLER QUANTITY DELIVERIES.

   AS COMPETITION IN MANY INDUSTRIES MAKES IT INCREASINGLY DIFFICULT TO ACHIEVE REVENUE GROWTH, BUSINESSES ARE FOCUSING MORE ON REDUCING SUPPLY CHAIN COSTS AS A MEANS OF INCREASING PROFITS. COMPANIES ARE INCREASINGLY FINDING THAT, THROUGH THE IMPLEMENTATION OF AUTOMATED MATERIAL HANDLING AND SUPPLY CHAIN SOFTWARE SYSTEMS AND OUTSOURCING OF SYSTEM MAINTENANCE, THEY CAN ACHIEVE IMPROVEMENTS IN THROUGH-PUT, REDUCE INVENTORY AND MANPOWER LEVELS, AND RATIONALIZE SUPPLIER RELATIONSHIPS.

   OUR EXPERIENCE SERVING DIVERSIFIED INDUSTRIES POSITIONS HK SYSTEMS TO DESIGN AND IMPLEMENT SUPPLY CHAIN SOLUTIONS THAT INCLUDE EQUIPMENT INTEGRATION, OUTSOURCING AND SOFTWARE FOR COMPLEX SUPPLY CHAIN MANAGEMENT NEEDS.

   [text accompanies a graphic illustration of a cube with five "layers" that reflect the following: (1) a layer that identifies various industries, including consumer products, electronics, distribution and retail, petrochemical, publishing, automotive, manufacturing and food and beverage, with the Company's logo at the center; (2) three layers identifying each of the Company's three business units: Integrated Systems; Customer Services; and Logistics and Software Systems; and (3) a final layer identifying the five principal equipment products of the Integration Services unit.]

      No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any U.S. Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information herein is correct as of any date subsequent to the date hereof.

                    _________________________________

                            TABLE OF CONTENTS

                                                                  Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . .
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . .
   Dividend Policy   . . . . . . . . . . . . . . . . . . . . . .
   Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . .
   Capitalization  . . . . . . . . . . . . . . . . . . . . . . .
   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Selected Historical Consolidated Financial Data . . . . . . .
   Summary Pro Forma Consolidated Financial Data . . . . . . . .
   Management's Discussion and Analysis of Results of
     Operations and Financial Condition  . . . . . . . . . . . .
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Management  . . . . . . . . . . . . . . . . . . . . . . . . .
   Certain Transactions; Relationships with
     Selling Shareholders; Compensation Committee
     Interlocks and Insider Participation  . . . . . . . . . . .
   Principal and Selling Shareholders  . . . . . . . . . . . . .
   Description of Capital Stock  . . . . . . . . . . . . . . . .
   Shares Eligible for Future Sale . . . . . . . . . . . . . . .
   Certain United States Federal Tax Considerations for
     Non-U.S. Holders of Common Stock  . . . . . . . . . . . . .
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . .
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Available Information
   Index to Consolidated Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . . .  F-1

                     ______________________________


      Until        , 1998 (25 days after the date of this
   Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as U.S. Underwriters and with respect to their unsold allotments or subscriptions.


                            _________ Shares

                                 [Logo]

                            HK SYSTEMS, INC.

                              Common Stock




                        _________________________

                               PROSPECTUS

                                        , 1998
                        _________________________






                             Lehman Brothers

                          Robert W. Baird & Co.
                              Incorporated

                               Furman Selz

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   Alternate Page for         Subject to Completion, dated December 23, 1997
   International Prospectus

                                __________ Shares

                             [HK Systems, Inc. Logo]

                                  Common Stock
                           __________________________

      Of the ________ shares of Common Stock offered hereby, ________ are being sold by the Company and __________ are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. Of the shares of Common Stock offered, _________ shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"), and __________ shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting."

      Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price
   will be between $       and $       per share.  See "Underwriting" for a
   list of the factors to be considered in determining the initial public offering price. Application will be made to list the Common Stock on the New York Stock Exchange under the symbol "HKS."

                           __________________________

   See "Risk Factors" beginning on page _____ for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                          ____________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
   NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
   SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
   TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             Underwriting
                               Discounts                 Proceeds to
                                  and      Proceeds to     Selling
                  Price to    Commissions   Company(2)   Shareholders
                   Public         (1)

    Per Share      $00.00        $0.00        $00.00        $00.00
    Total(3)    $00,000,000   $0,000,000   $00,000,000   $00,000,000

   (1) The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2)  Before deducting expenses of the Offering payable by the Company,
        estimated at $        .
   (3) Certain of the Selling Shareholders and the Company have granted the International Managers a 30-day option to purchase up to additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. Such Selling Shareholders and the Company have granted the U.S. Underwriters a similar option to purchase up to additional shares of Common Stock to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
        Proceeds to Selling Shareholders will be $                , $
              , $           and $          , respectively.  The Company will
        not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."

                           __________________________

      The Common Stock offered by this Prospectus is offered by the International Managers, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the International Managers and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New
   York, on or about                , 1998.

                          ____________________________

   Lehman Brothers
                              Robert W. Baird & Co.
                                    incorporated                  Furman Selz

              , 1998

   Alternate Page for International Prospectus

      No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any International Manager. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information herein is correct as of any date subsequent to the date hereof.

                    _________________________________

                            TABLE OF CONTENTS

                                                                  Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . .
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . .
   Dividend Policy   . . . . . . . . . . . . . . . . . . . . . .
   Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . .
   Capitalization  . . . . . . . . . . . . . . . . . . . . . . .
   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Selected Historical Consolidated Financial Data . . . . . . .
   Summary Pro Forma Consolidated Financial Data . . . . . . . .
   Management's Discussion and Analysis of Results of
     Operations and Financial Condition  . . . . . . . . . . . .
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Management  . . . . . . . . . . . . . . . . . . . . . . . . .
   Certain Transactions; Relationships with
     Selling Shareholders; Compensation Committee
     Interlocks and Insider Participation  . . . . . . . . . . .
   Principal and Selling Shareholders  . . . . . . . . . . . . .
   Description of Capital Stock  . . . . . . . . . . . . . . . .
   Shares Eligible for Future Sale . . . . . . . . . . . . . . .
   Certain United States Federal Tax Considerations for
     Non-U.S. Holders of Common Stock  . . . . . . . . . . . . .
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . .
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Available Information . . . . . . . . . . . . . . . . . . . .
   Index to Consolidated Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . . .  F-1
                      ______________________________

      Until        , 1998 (25 days after the date of this
   Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as International Managers and with respect to their unsold allotments or subscriptions.



                             _________ Shares

                                  [Logo]

                             HK SYSTEMS, INC.

                               Common Stock







                        _________________________

                                PROSPECTUS

                                         , 1998
                        _________________________








                             Lehman Brothers

                          Robert W. Baird & Co.
                               Incorporated

                               Furman Selz

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13.  Other Expenses of Issuance and Distribution.

             Securities and Exchange Commission
                filing fee . . . . . . . . . . . . .  $   33,925
             NASD fee  . . . . . . . . . . . . . . .      12,000
             NYSE listing fee  . . . . . . . . . . .      91,000
             Blue sky fees and expenses  . . . . . .       4,000
             Transfer agent expenses and fees  . . .       6,000
             Printing and engraving  . . . . . . . .     150,000
             Accountants' fees and expenses  . . . .     150,000
             Legal fees and expenses . . . . . . . .     275,000
             Miscellaneous . . . . . . . . . . . . .      28,075
                                                        --------
                       Total . . . . . . . . . . . .   $ 750,000
                                                        ========


   __________________________
      All of the above fees, costs and expenses above will be paid by the Company. Other than the SEC filing fee, all fees and expenses are estimated.

   Item 14.  Indemnification of Directors and Officers.

        Pursuant to the WBCL and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and
   (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its Shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL specifically states that it is public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its Shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        The Company also maintains director and officer liability insurance against certain claims and liabilities that may be made against the Company's former, current or future directors or officers.

        The indemnification provided by the WBCL and the Company's Amended and Restated By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to beach the economic burden of the foregoing liabilities and expense.

   Item 15.  Recent Sales of Unregistered Securities.

      On February 13, 1995 and in connection with the Eaton-Kenway Acquisition, the Company issued and sold (a) 11,000 Class A Common shares to John W. Splude and 3,000 Class A Common shares each to Glen P. Davis, John C. Hines and Gordon W. Jones for an aggregate of $160,000; (b) 1,538 Class C Common shares to MIVC for $12,304; and (c) 12,000 shares of Class B Preferred Stock to MIVC and 28,000 shares of Class B Preferred Stock to SWIB for an aggregate of $4,000,000. No underwriters were engaged in connection with the foregoing sales. The issuance of such securities was exempt from registration under the Securities Act pursuant to Section 4(2) as a transaction not involving any public offering.

      Other than as set forth in the preceding paragraphs, the Company has not sold any securities within the past three years.

   Item 16.  Exhibits and Financial Statement Schedules.

         (a) Exhibits.  The exhibits filed herewith are as specified on the
             Exhibit Index included herein.

         (b) Financial Statement Schedules. All schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of a schedule or because the information required is included in the consolidated financial statements of the Registrant or notes thereto or the schedule is not required or inapplicable under the related instructions.

   Item 17.  Undertakings.

       The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on this 23rd day of December, 1997.

                                 HK SYSTEMS, INC.


                                 By: /s/ John W. Splude
                                     John W. Splude
                                     Chairman, President and Chief Executive
                                     Officer


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints John W. Splude, John C. Hines and John R. Kuhnmuench, Jr., and each of them individually, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Signature                   Title                      Date

    /s/ John W. Splude      Chairman, President, Chief   December 23, 1997
    John W.  Splude         Executive Officer and
                            Director (Principal
                            Executive Officer)

    /s/ Glen P. Davis       Executive Vice President-    December 23, 1997
    Glen P. Davis           Integration Services and
                            Director

    /s/ John C. Hines       Senior Vice President and    December 23, 1997
    John C. Hines           Chief Financial Officer
                            (Principal Financial and
                            Accounting Officer)

    /s/ John Byrnes         Director                     December 23, 1997
    John Byrnes

    /s/ David Upton         Director                     December 23, 1997
    David Upton

    /s/ Jose Yglesias       Director                     December 23, 1997
    Jose Yglesias

                                  EXHIBIT INDEX

                                                                   Sequential
   Exhibit                                                            Page
   Number                      Exhibit Description                   Number


   1.1     Form of U. S. Underwriting Agreement.

   1.2     Form of International Underwriting Agreement.

   3.1     Amended and Restated Articles of Incorporation of the
           Company.*

   3.2     Amended and Restated Bylaws of the Company.*

   4.2 See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Articles of Incorporation and Bylaws of the Company defining the rights of the holders of Common
           Stock.

   4.3 Third Amended and Restated Credit Agreement dated as of November 15, 1996 by and among the Company, Harris Trust and Savings Bank, individually and as agent, and the lenders that are a party thereto.

   4.4 Warrant, dated as of November 15, 1996, issued to Western Atlas by the Company.

   5.1 Draft form of Opinion of Foley & Lardner regarding the legality of securities being offered.

   10.1 Employment and Noncompetition Agreement, dated as of October 28, 1993 and as amended October 31, 1996, by and between the Company and John W. Splude.

   10.2 Form of Employment and Noncompetition Agreement, dated as of October 28, 1993 and as amended October 31, 1996, by and between the Company and each of Glen P. Davis and John
           C. Hines.

   10.3 Form of Employment and Noncompetition Agreement, dated as of July 1, 1997, by and between the Company and David W. Bartley, Stephen S. Sadowski and Larry S. Cinpinski, individually.

   10.4    HK Systems, Inc. 1997 Stock Plan for Outside Directors.*

   10.5    HK Systems, Inc. 1993 Executive Stock Option Plan.

   10.6 Registration Rights Agreement, dated as of January ___, 1998, by and between the Company, MIVC and SWIB.*

   10.7 Lease Agreement, dated as of January 16, 1995 and as amended April 17, 1996, by and between James Luterbach, as lessor, and the Company, as lessee.

   10.8 Lease Agreement, dated as of February 13, 1995 and as amended January 5, 1996, by and between Eaton Properties Corporation and Eaton Utah Corporation (collectively, the lessor), and the Company, as lessee.

   10.9 Lease Agreement, dated as of November 15, 1996, by and between Western Atlas, Inc., as lessor, and the Company, as lessee.

   11.1    Computation of Earnings per share of Common Stock.

   23.1    Consent of Independent Public Accountants.

   23.2    Consent of Foley & Lardner (included in Exhibit 5.1).

   24.1 Power of Attorney (included on the signature page to the Registration Statement).

   27.1    Financial Data Schedule.


   __________________
   *   To be filed by Amendment.